AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11 1998
                                           REGISTRATION STATEMENT NO. 333-41301

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                                AMENDMENT NO. 4


                                       TO
                                   FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                    REPUBLIC BANKING CORPORATION OF FLORIDA
               (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         FLORIDA                              6711                        59-1318959
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)

                                                                                         OSCAR BUSTILLO, JR.
                                                                                PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        2800 PONCE DE LEON BOULEVARD                                 2800 PONCE DE LEON BOULEVARD
                         CORAL GABLES, FLORIDA 33134                                 CORAL GABLES, FLORIDA 33134
                                 (305) 441-7300                                             (305) 441-7300
           (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,         (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
   INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)          INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                         COPIES OF COMMUNICATIONS TO:

          ROBERT L. GROSSMAN, ESQ.          JOHN REISS, ESQ.
          GREENBERG TRAURIG HOFFMAN           WHITE & CASE
        LIPOFF ROSEN & QUENTEL, P.A.   1155 AVENUE OF THE AMERICAS
             1221 BRICKELL AVENUE       NEW YORK, NEW YORK 10036
             MIAMI, FLORIDA 33131            (212) 819-8200
                 (305) 579-0500        (FACSIMILE) (212) 354-8113
         (FACSIMILE) (305) 579-0717

                                ---------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED FEBRUARY 11, 1998


PRELIMINARY PROSPECTUS

                                2,000,000 SHARES


                    REPUBLIC BANKING CORPORATION OF FLORIDA

                                  COMMON STOCK
                               ----------------
     Of the 2,000,000 shares of Common Stock (the "Common Stock") offered hereby (the "Offering"), 933,270 shares are being sold by Republic Banking Corporation of Florida (the "Company") and 1,066,730 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. Prior to the Offering, there has been no established public market for the Common Stock and there can be no assurance that any active trading market will develop. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters (the "Representatives"). It is estimated that the initial public offering price will be in the range of $14.00 to $16.00 per share. See "Underwriting." Application has been made to have the shares of Common Stock approved for quotation on The Nasdaq Stock Market's National Market ("Nasdaq") under the symbol "RBCF."

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

     SEE "RISK FACTORS" ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   PRICE                     PROCEEDS    PROCEEDS TO
                     TO     UNDERWRITING        TO         SELLING
                   PUBLIC   DISCOUNTS (1)   COMPANY(2)   SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share  ......   $        $               $            $
--------------------------------------------------------------------------------
Total(3)   ...... $        $               $            $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including, in the case of the Company, liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting Offering expenses payable by the Company, estimated at $800,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be approximately $         ,
    $          and $         , respectively. See "Underwriting."


     The shares of Common Stock to be distributed to the public are offered by the Underwriters, subject to prior sale, when, as and if received and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw or cancel such offer and to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made against payment thereon in New York, New York on or about
       , 1998.


KEEFE, BRUYETTE & WOODS, INC.                                  CIBC OPPENHEIMER


                   THE DATE OF THIS PROSPECTUS IS         , 1998

                               ----------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY


     THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL SHARE AND PER SHARE INFORMATION HAS BEEN ADJUSTED TO GIVE EFFECT TO A 2.5 FOR 1 STOCK SPLIT WHICH WAS EFFECTED IN JANUARY 1998 (THE "STOCK SPLIT"). A REORGANIZATION OF THE CAPITAL STRUCTURE OF THE COMPANY, WAS COMPLETED IN NOVEMBER 1997 (THE "REORGANIZATION") AND CONSISTED OF THE ISSUANCE OF 1,220,225 SHARES OF COMMON STOCK (POST-STOCK SPLIT) FOR SHARES IN THE COMPANY'S THEN 93.1%-OWNED SUBSIDIARY, REPUBLIC NATIONAL BANK OF MIAMI (THE "BANK"). THE EFFECT OF THE REORGANIZATION IS REFLECTED ONLY IN PRO-FORMA INFORMATION CONTAINED IN THIS PROSPECTUS AND AS OTHERWISE INDICATED HEREIN. REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" INCLUDE REPUBLIC BANKING CORPORATION OF FLORIDA ("BANCORP"), AND ITS NOW 99.1%-OWNED SUBSIDIARY, THE BANK. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY


GENERAL


     Bancorp was incorporated as a business corporation under the laws of the State of Florida in 1970 to serve as a holding company for the Bank. The Bank was chartered in 1965 as a national bank with one banking office in Miami, Florida. Since its formation, Bancorp has derived substantially all of its revenues and income from the operations of the Bank. The Company's total assets, total loans, total deposits and total shareholders' equity increased each year from 1994 through 1996 over the prior year. At September 30, 1997, the Company had total assets of $1,517.5 million, total loans of $953.1 million, total deposits of $1,298.5 million and total shareholders' equity of $129.2 million. Total loans and total deposits decreased approximately $20.6 million and $21.6 million, respectively, from December 31, 1996 to September 30, 1997. As of March 31, 1997, the Company was the third largest independent bank holding company in terms of deposits with headquarters in the State of Florida.


     The Company has reported consistent growth in earnings since 1993. The Company's earnings have increased from $11.7 million in 1993 to $18.0 million in 1996. During this period, the mean of the Company's return on average assets was 1.26% and the mean of the Company's return on average equity was 15.24%. For the nine months ended September 30, 1997, the Company earned $14.1 million, compared to $12.9 million for the nine months ended September 30, 1996. The 1997 results represent an annualized return on average assets of 1.23% and an annualized return on average equity of 15.42%.


MARKET POSITION


     The Bank, since its formation, has acted as a community bank, serving the needs of businesses and individuals located in Miami-Dade County, Florida. The Company believes that Miami-Dade County, Florida is an attractive market for operating a community bank. Miami-Dade County has a population of more than 2 million, representing more than 14% of the population of the State of Florida and accounting for approximately 19.1% of domestic deposits in the State of Florida. Miami-Dade County ranks first in population and first in deposits in the State of Florida.


     Historically, the Bank has catered primarily to the growing Cuban population, which has become a major economic force in Miami-Dade County, Florida, and to other Hispanic populations in Miami-Dade County, Florida. These populations remain the core of the Bank's client base. In 1996, Hispanics represented a majority of the population of Miami-Dade County, Florida. Management believes that approximately 90% of the Company's customers are Hispanic.


     Although 94% of the Bank's branch deposits and 25 of its branches are located in Miami-Dade County, Florida, the Company has recently established two branches in adjoining Broward County,

Florida. The Company intends to continue its expansion in Broward County, Florida, and in future years, in adjoining Palm Beach County, Florida. Broward and Palm Beach Counties, Florida, are two of the fastest-growing counties in the United States. They rank as the counties with (i) the second and third largest population bases in Florida, respectively, (ii) the second and third largest banking markets in Florida, respectively, measured by total deposits, and (iii) the eighth highest and the highest per capita income in Florida, respectively.


BUSINESS STRATEGY


     The consolidation of financial institutions in south Florida has reduced the number of locally-headquartered commercial banks. The Company believes that this has created a niche for the Bank as a community bank which focuses on establishing long-term relationships with its customers and in providing responsive and personalized service to its customers. The Company's community banking style emphasizes local decision-making ability by its management and accessibility of its senior management to customers. The Company also attempts to make decisions for customers quickly and to modify its products, if appropriate, to match the needs of its customers. The Company believes that these attributes allow the Company to compete effectively against larger, regional financial institutions operating in south Florida. In addition, the Company believes that the Bank's larger capital base, larger branch network and broader product mix enable it to compete effectively against smaller community banks operating in south Florida.


     The Company's location in south Florida, which is also the location of many businesses and individuals who engage in substantial trade with Latin America and the Caribbean, and the Company's relationships with the Hispanic community in Miami-Dade County, Florida, have enabled the Company to be active in trade financing activities and in private banking operations with customers in Latin America and the Caribbean. The Company derives a significant portion of its deposits, loans and fee income from these customers.


CONTROLLING SHAREHOLDERS AND MANAGEMENT



     The Company's largest shareholder is Rebank Netherlands Antilles N.V. ("Rebank"), which is owned by Roberto Isaias, Estefano Isaias and William Isaias, three brothers who also own a major Ecuadorian bank. Roberto, Estefano and William Isaias directly or indirectly own, in the aggregate, 13,190,005 shares or 65.6% of the issued and outstanding Common Stock after the Reorganization and prior to this Offering and will own 59.6% of the issued and outstanding Common Stock after this Offering, as Rebank is selling 647,320 shares of Common Stock in this Offering. See "Principal and Selling Shareholders." The Isaias family acquired control of the Company in 1970.


     Roberto Isaias is the Chairman of the Board of Bancorp and has served in that capacity since 1982. He has been a director of Bancorp since 1970. Oscar Bustillo, Jr., the Chief Executive Officer and President of Bancorp and Chairman of the Board, Chief Executive Officer and President of the Bank, joined the Bank in 1985. In 1989, Mr. Bustillo became President of the Bank and in 1994 he became President of Bancorp. The Company has recently experienced personnel losses that were heavier than historical experience, including an Executive Vice President and four Senior Vice Presidents, although the Company has replaced all of the officers and other personnel that has left. The Company believes that this turnover was due to the public disclosure that it was involved in merger negotiations that have since terminated, the resulting uncertainties for employees and competitors' attempts to take advantage of these uncertainties. See "Risk Factors--Recent Personnel Losses" and "The Company--Barnett Negotiations." The Company's President and six Executive Vice Presidents have an aggregate of nearly 200 years of banking experience. Its three Executive Vice Presidents involved in lending have an aggregate of 65 years of lending experience. Its Executive Vice President--Retail Banking has 28 years of experience in the industry. The Company believes that this combination of consistent ownership and highly experienced local management gives the Company a competitive advantage in operating a community banking institution.

LENDING ACTIVITIES


     The Bank's lending activities consist of community bank lending activities and international lending activities.


     The Bank, in its community bank lending activities, initially served as a commercial lender to small and medium-sized businesses and as a commercial real estate lender. Construction loans and consumer loans have also been part of the Bank's loan portfolio since it commenced business. The Bank has continued to add a variety of other loan products. Today, the bank has a diversified loan portfolio. At September 30, 1997, the Company's community bank lending activities consisted primarily of commercial loans ($289.3 million), commercial real estate and construction loans ($303.4 million), single-family residential mortgage loans ($150.1 million) and consumer loans, including equity lines, ($82.6 million).


     The Company's international lending activities are leveraged off historical relationships the Company has formed with correspondent financial institutions in Latin America and the Caribbean. At September 30, 1997, the Company's total international lending activities, including foreign bank acceptances, consisted of $106.7 million of loans.


     The Company's international lending activities primarily include (i) trade financing for correspondent financial institutions in Latin America and the Caribbean, including pre-export financing, advances on letters of credit and bankers' acceptances, (ii) trade financing for local commercial customers who are primarily importing from or exporting to Latin America or the Caribbean,
(iii) the term financing of the export of United States goods and services guaranteed by the EximBank and (iv) other correspondent banking services. Trade finance for correspondent financial institutions comprises the largest segment of the Company's international lending activities and represents 7.62% of the Company's total lending activities. The yield on such loans is lower than the average yield for the Company's loan portfolio, but such loans are floating rate, have short term maturities, and historically have had low credit losses. Accordingly, the Company considers this to be an attractive line of business. Management also believes that the Company has a significant opportunity to expand its EximBank guaranteed financing business.


DEPOSITS AND BRANCH OFFICES


     Lending and investment activities are funded from a strong deposit base, which consisted of over 100,000 deposit accounts at September 30, 1997. Approximately 43.40% of the amount of the Company's deposits at September 30, 1997 consisted of checking and savings accounts.


     The Company primarily attracts deposits through a network of 27 branches, 25 of which are located in Miami-Dade County, Florida and two of which are located in Broward County, Florida. The Company built its strong core deposit base through de novo expansion, as well as through acquisitions. From 1988 to 1991, the Company acquired branch locations and deposits from four failed financial institutions being liquidated by the Federal Deposit Insurance Corporation (the "FDIC") and the Resolution Trust Corporation (the "RTC"). In 1995, the Company expanded its retail offices in Miami-Dade County as well as entered into Broward County, Florida with the acquisition of Plaza Bank of Miami.


     In addition to its branch deposit base, the Company obtains significant deposits as a result of its relationships throughout Latin America and the Caribbean and from foreigners who travel to south Florida. Such deposits provide the Company with an additional funding source at reasonable costs, require lower overhead expenses than domestic deposit gathering activities and provide the Company with additional fee income through service charges. At September 30, 1997, $331 million of the Company's deposits were from foreigners or correspondents, $169 million of which were attributable to the private banking department. The Company intends to continue to maintain this deposit base by providing quality services to its private banking customers and by maintaining relationships in Latin America and the Caribbean.

GROWTH STRATEGY


     The Company also believes that consolidation of the south Florida banking industry should provide it with the opportunity to service additional customers who prefer to conduct business with a local, community-oriented financial institution, such as the Company, and that the Company can take advantage of the opportunities presented by the growing populations in Miami-Dade, Broward and Palm Beach Counties, Florida.


     The Company's overall business strategy is to (i) continue to serve the local community by increasing lending activity in commercial, commercial real estate, construction and single-family residential loans, (ii) increase international trade services, (iii) take advantage of regional bank consolidation by pursuing customers wishing to do business with a local community bank and (iv) expand its operations in south Florida.


     Such expansion could be through the formation of de novo branches or through strategic acquisitions of financial institutions or banking assets in those locations that management believes would complement and help grow the Company's existing business. Such acquisitions may be structured as stock-for-stock exchanges with other institutions. The Company believes that having publicly traded stock will facilitate such acquisitions and therefore enhance the ability of the Company to expand through acquisitions. See "Risk Factors--Ability of the Company to Continue Its Growth," "--Foreign Ownership of United States Banks" and "--Controlling Ownership Interest and Possible Effects."


HEADQUARTERS


     The Company's headquarters are located at 2800 Ponce de Leon Boulevard, Coral Gables, Florida 33134, and its telephone number is (305) 441-7300.

                                 THE OFFERING



Common Stock offered by the Company  ......   933,270 shares

Common Stock offered by the Selling
 Shareholders   ...........................   1,066,730 shares

Common Stock to be outstanding after
 the Offering   ...........................   21,026,399 shares(1)(2)

Use of Proceeds ...........................   The estimated net proceeds of the Offering to the
                                              Company (approximately $12.2 million at an assumed
                                              initial offering price of $15.00) will be invested in the
                                              capital of the Bank to support future growth in its
                                              business and for working capital and other general
                                              corporate purposes. See "Use of Proceeds."

Risk Factors ..............................   See "Risk Factors" for a discussion of certain factors
                                              that should be considered by each prospective
                                              investor.

Proposed Nasdaq Symbol   ..................   "RBCF"

----------------
(1) Does not include 1,000,000 shares of Common Stock reserved for issuance upon the exercise of options under the Company's 1998 Stock Option Plan (the "Plan") pursuant to which options to purchase 500,000 shares of Common Stock will be issued and outstanding upon consummation of this Offering at an exercise price equal to the initial public offering price. See "Management--1998 Stock Option Plan."

(2) Upon consummation of this Offering, 71.7% of the issued and outstanding shares of Common Stock of the Company will be held by the Company's executive officers, directors and beneficial owners of more than 5% of the issued and outstanding shares of Common Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following Summary Consolidated Financial Data of the Company is derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus, and should be read in conjunction with the consolidated financial statements of the Company and the notes thereto (the "Consolidated Financial Statements"), the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus. The selected historical consolidated financial data as of and for the four years ended December 31, 1996 are derived from the Company's Consolidated Financial Statements which have been audited by Price Waterhouse LLP, independent certified public accountants. The selected historical consolidated financial data as of and for the year ended December 31, 1992 are derived from the Company's Consolidated Financial Statements which have been audited by other independent certified public accountants. The selected historical consolidated financial data as of and for the nine months ended September 30, 1997 and September 30, 1996 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for the interim periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1997, or for any future periods.

                                                         AS OF AND FOR THE
                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                     -------------------------
                                                      1997         1996
                                                     ------------ ------------
                                                      (DOLLARS IN THOUSANDS,
                                                       EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income ....................................  $ 85,886     $ 77,323
Interest expense   .................................    38,039       31,762
                                                      --------     --------
Net interest income   ..............................    47,847       45,561
Provision for loan losses   ........................     3,604        1,778
                                                      --------     --------
Net interest income after provision for loan losses     44,243       43,783
Noninterest income .................................    17,963       17,856
Noninterest expenses  ..............................    39,799       40,345
                                                      --------     --------
Net income before taxes  ...........................    22,407       21,294
Provision for income tax expense  ..................     7,243        7,468
Cumulative effect of change in accounting principle         --           --
Minority interest  .................................     1,058          961
                                                      --------     --------
Net income   .......................................  $ 14,106     $ 12,865
                                                      ========     ========
PRO FORMA INCOME STATEMENT DATA(1):
Net income before taxes  ...........................  $ 22,238
Provision for income tax expense  ..................     7,243
Minority interest  .................................       144
                                                      --------
Net income   .......................................  $ 14,851
                                                      ========
PER SHARE DATA(2):
Net income   .......................................  $   0.75     $   0.68
Book value   .......................................      6.84         6.31
Tangible book value   ..............................      6.39         5.81
Cash dividends  ....................................      0.52         0.50
Dividends payout ratio   ...........................     69.33%       73.53%
Weighted average common and common equivalent shares
 outstanding (in thousands) ........................    18,873       18,873
PRO FORMA PER SHARE DATA(1):
Net income   .......................................  $   0.74
Book value   .......................................      7.07
Cash dividends  ....................................      0.52
Dividends payout ratio   ...........................     70.27%
Weighted average common and common equivalent shares
 outstanding (in thousands) ........................    20,093

                                                                             AS OF AND FOR THE
                                                                          YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                       1996         1995         1994          1993         1992
                                                     ------------- ------------ ------------ ------------- ------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income ....................................  $ 104,134     $ 95,056     $ 76,964     $  75,531     $ 83,737
Interest expense   .................................     43,249       38,411       24,322        21,795       31,984
                                                      ---------     --------     --------     ---------     --------
Net interest income   ..............................     60,885       56,645       52,642        53,736       51,753
Provision for loan losses   ........................      2,381          890        2,500         2,450        3,205
                                                      ---------     --------     --------     ---------     --------
Net interest income after provision for loan losses      58,504       55,755       50,142        51,286       48,548
Noninterest income .................................     24,231       22,458       20,289        17,046       17,886
Noninterest expenses  ..............................     53,017       50,021       46,456        50,379       47,822
                                                      ---------     --------     --------     ---------     --------
Net income before taxes  ...........................     29,718       28,192       23,975        17,953       18,612
Provision for income tax expense  ..................     10,324        9,103        7,687         6,181        4,983
Cumulative effect of change in accounting principle          --           --           --           838           --
Minority interest  .................................      1,350        1,330        1,136           881          949
                                                      ---------     --------     --------     ---------     --------
Net income   .......................................  $  18,044     $ 17,759     $ 15,152     $  11,729     $ 12,680
                                                      =========     ========     ========     =========     ========
PRO FORMA INCOME STATEMENT DATA(1):
Net income before taxes  ...........................  $  29,492
Provision for income tax expense  ..................     10,324
Minority interest  .................................        184
                                                      ---------
Net income   .......................................  $  18,984
                                                      =========
PER SHARE DATA(2):
Net income   .......................................  $    0.96     $   0.94     $   0.80     $    0.62     $   0.67
Book value   .......................................       6.61         6.15         5.32          5.06         4.84
Tangible book value   ..............................       6.12         5.62         5.25          4.97         4.73
Cash dividends  ....................................       0.50         0.25         0.42          0.40         0.35
Dividends payout ratio   ...........................      52.08%       26.60%       52.50%        64.52%       52.24%
Weighted average common and common equivalent shares
 outstanding (in thousands) ........................     18,873       18,873       18,873        18,873       18,873
PRO FORMA PER SHARE DATA(1):
Net income   .......................................  $    0.94
Book value   .......................................
Cash dividends  ....................................       0.50
Dividends payout ratio   ...........................      53.19%
Weighted average common and common equivalent shares
 outstanding (in thousands) ........................     20,093

                                                                 AS OF AND FOR THE
                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                          -------------------------------
                                                             1997            1996
                                                          --------------- ---------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT
                                                                  PER SHARE DATA)
BALANCE SHEET DATA:
Total assets   ..........................................  $ 1,517,529     $ 1,451,676
Securities  .............................................      384,988         346,676
Loans ...................................................      953,052         909,202
Allowance for loan losses  ..............................       12,209          11,770
Total deposits ..........................................    1,298,535       1,253,964
Total shareholders' equity ..............................      129,150         119,123

PRO FORMA BALANCE SHEET DATA(1):
Total assets   ..........................................  $ 1,522,044
Total shareholders' equity ..............................      141,989

AVERAGE BALANCE SHEET DATA:
Total assets   ..........................................  $ 1,533,553     $ 1,387,477
Securities  .............................................      330,095         324,240
Loans ...................................................      983,091         851,834
Allowance for loan losses  ..............................       12,272          11,823
Total deposits ..........................................    1,326,907       1,208,298
Total shareholders' equity ..............................      122,346         114,714

PERFORMANCE RATIOS(3):
Return on average assets   ..............................         1.23%           1.24%
Return on average equity   ..............................        15.42           14.98
Net interest margin  ....................................         4.57            4.81
Efficiency ratio(4)  ....................................        60.48           63.62
ASSET QUALITY RATIOS(5):
Nonperforming assets to total loans and other real
 estate  ................................................         1.82%           0.60%
Net loan charge-offs to average loans(3)  ...............         0.40            0.22
Allowance for loan losses to total loans  ...............         1.28            1.29
Allowance for loan losses to nonperforming loans(6)              79.70          504.93

CAPITAL RATIOS(5):
Leverage ratio ..........................................         8.52%           8.27%
Average shareholders' equity to average total assets     .        7.98            8.27
Tier 1 risk-based capital ratio  ........................        14.14           14.06
Total risk-based capital ratio   ........................        15.39           15.31

                                                                                 AS OF AND FOR THE
                                                                              YEARS ENDED DECEMBER 31,
                                                          ----------------------------------------------------------------
                                                             1996             1995            1994            1993
                                                          ---------------- --------------- --------------- ---------------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total assets   ..........................................  $  1,511,951     $ 1,324,968     $ 1,172,209     $ 1,106,641
Securities  .............................................       331,204         320,084         359,545         284,611
Loans ...................................................       973,640         821,090         667,091         641,413
Allowance for loan losses  ..............................        11,578          11,411          11,680          11,563
Total deposits ..........................................     1,320,126       1,156,324       1,029,116         967,615
Total shareholders' equity ..............................       124,693         116,140         100,447          95,509

PRO FORMA BALANCE SHEET DATA(1):
Total assets   ..........................................
Total shareholders' equity ..............................

AVERAGE BALANCE SHEET DATA:
Total assets   ..........................................  $  1,405,517     $ 1,261,146     $ 1,136,191     $ 1,148,513
Securities  .............................................       327,425         348,438         328,504         342,779
Loans ...................................................       872,094         735,318         635,555         627,929
Allowance for loan losses  ..............................        11,793          11,893          11,968          10,922
Total deposits ..........................................     1,221,350       1,105,382       1,000,787       1,011,508
Total shareholders' equity ..............................       116,493         106,141          95,250          91,393

PERFORMANCE RATIOS(3):
Return on average assets   ..............................          1.28%           1.41%           1.33%           1.02%
Return on average equity   ..............................         15.49           16.73           15.91           12.83
Net interest margin  ....................................          4.75            4.91            5.06            5.14
Efficiency ratio(4)  ....................................         62.29           63.09           63.70           71.17

ASSET QUALITY RATIOS(5):
Nonperforming assets to total loans and other real
 estate  ................................................          0.55%           0.96%           1.21%           2.19%
Net loan charge-offs to average loans(3)  ...............          0.25            0.25            0.37            0.14
Allowance for loan losses to total loans  ...............          1.19            1.39            1.75            1.80
Allowance for loan losses to nonperforming loans(6)              395.96          244.09          230.74          112.46
CAPITAL RATIOS(5):
Leverage ratio ..........................................          8.52%           8.78%           9.32%           8.82%
Average shareholders' equity to average total assets     .         8.29            8.42            8.38            7.96
Tier 1 risk-based capital ratio  ........................         14.44           13.75           15.63           16.13
Total risk-based capital ratio   ........................         15.69           15.00           16.88           17.38

                                                               1992
                                                          ---------------
BALANCE SHEET DATA:
Total assets   ..........................................  $ 1,193,649
Securities  .............................................      343,900
Loans ...................................................      678,920
Allowance for loan losses  ..............................       10,022
Total deposits ..........................................    1,062,368
Total shareholders' equity ..............................       91,329

PRO FORMA BALANCE SHEET DATA(1):
Total assets   ..........................................
Total shareholders' equity ..............................

AVERAGE BALANCE SHEET DATA:
Total assets   ..........................................  $ 1,195,731
Securities  .............................................      372,866
Loans ...................................................      613,459
Allowance for loan losses  ..............................        9,116
Total deposits ..........................................    1,068,858
Total shareholders' equity ..............................       84,479

PERFORMANCE RATIOS(3):
Return on average assets   ..............................         1.06%
Return on average equity   ..............................        15.01
Net interest margin  ....................................         4.78
Efficiency ratio(4)  ....................................        68.67

ASSET QUALITY RATIOS(5):
Nonperforming assets to total loans and other real
 estate  ................................................         4.62%
Net loan charge-offs to average loans(3)  ...............         0.27
Allowance for loan losses to total loans  ...............         1.48
Allowance for loan losses to nonperforming loans(6)              64.20

CAPITAL RATIOS(5):
Leverage ratio ..........................................         8.03%
Average shareholders' equity to average total assets     .        7.07
Tier 1 risk-based capital ratio  ........................        14.46
Total risk-based capital ratio   ........................        15.71

---------------
(1) Pro forma balance sheet information gives effect to the Reorganization as if it occurred on September 30, 1997. Pro forma income statement information gives effect to the goodwill amortization and change in minority interest as a result of the Reorganization as if the Reorganization occurred on January 1, 1996.

(2) Per share data is based upon the weighted average number of common and common equivalent shares outstanding during the period, adjusted for a 20% stock dividend in 1996 and for the Stock Split. Under FASB No. 128, the calculation of basic and fully diluted earnings per share would be the same for all periods presented.

(3) All interim periods have been annualized.
(4) Calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding securities gains and losses.
(5) At period end, except for "Net loan charge-offs to average loans" and "Average shareholders' equity to average total assets."
(6) Nonperforming loans consist of nonaccrual loans, restructured loans and accruing loans 90 days or more past due.

                                  RISK FACTORS


     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. IN ADDITION TO THE OTHER INFORMATION CONTAINED HEREIN, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. INFORMATION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "COULD," "INTEND," "ESTIMATED," "PROJECTED," "CONTEMPLATED" OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. NO ASSURANCE CAN BE GIVEN THAT THE FUTURE RESULTS COVERED BY THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED. THESE STATEMENTS, BY THEIR NATURE, INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL. THE FOLLOWING FACTORS AND OTHER FACTORS DESCRIBED ELSEWHERE IN THIS PROSPECTUS COULD CAUSE ACTUAL EXPERIENCE TO VARY MATERIALLY FROM THE FUTURE RESULTS COVERED IN SUCH FORWARD-LOOKING STATEMENTS. OTHER FACTORS, SUCH AS THE GENERAL STATE OF THE ECONOMY, COULD ALSO CAUSE ACTUAL EXPERIENCE TO VARY MATERIALLY FROM THE MATTERS COVERED IN SUCH FORWARD-LOOKING STATEMENTS.


EXPOSURE TO LOCAL AND REGIONAL ECONOMIC CONDITIONS


     The Company's success is dependent to a significant extent upon general economic conditions in Florida, particularly south Florida, and Latin America and the Caribbean. General economic conditions include such factors as the south Florida real estate market, inflation, recession, unemployment and other factors beyond the Company's control. During the mid-1980s, adverse economic conditions in Latin America adversely affected the south Florida economy. In the 1990s, the economy has improved in part due to economic growth in Latin America. Although the south Florida economy has strengthened, it remains susceptible to adverse effects resulting from adverse conditions in the south Florida real estate markets, a decline in tourism, or adverse economic conditions or recession in the national economy or in Latin America or the Caribbean. Economic recession over a prolonged period or other economic dislocation in south Florida, Latin America or the Caribbean could cause increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the Florida, Latin American or Caribbean economies would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.


INTEREST RATE RISK


     The Company's earnings depend to a great extent on "rate differentials," which are the differences between interest income that the Company earns on interest-bearing assets, such as loans and investments, and the interest expense paid on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions, including the Bank, are affected by changes in general interest rate levels. Fluctuations in interest rates are not predictable or controllable. Interest rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various government and regulatory authorities. For example, actions taken by the Board of Governors of the Federal Reserve System (the "FRB") can lead to changes in interest rates, which affect the Company's interest income, interest expense and investment portfolio. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have a material adverse effect on the net interest margin and results of operations of the Company. There can be no assurance that the Company will not experience a material adverse effect on its net interest income in a changing rate environment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--For the Nine Months Ended September 30, 1997 and 1996--Interest Rate Sensitivity and Liquidity" and "--For the Years Ended December 31, 1996, 1995 and 1994--Interest Rate Sensitivity and Liquidity."

CREDIT RISKS AND COLLATERAL


     The financial difficulty or failure of customers of the Company may adversely affect the Company's ability to recover funds due to it. In addition, most of the Company's lending and financing activities involve collateral or guarantees. The Company, in its lending, runs the risk that such collateral or guarantees will be inadequate, largely due to changing market conditions, deteriorating financial condition of guarantors or deterioration in the value of the collateral. In its trade financing activity, the Company also runs the risk of fraud in the underlying trade transaction, which may leave either the Company or its customer holding documents of title to non-existent or defective goods. In addition, at September 30, 1997, approximately 82.00% of the Company's lending to correspondent banks involved pre-export financing, which is unsecured and more susceptible to risks associated with the creditworthiness of the borrower and economic and political conditions in Latin America. Accordingly, the Company maintains an allowance for loan losses. The allowance for loan losses is determined after evaluating historic loan loss experience adjusted for current conditions and circumstances, ratio analyses of credit quality classifications and their trend in light of current portfolio trends and economic conditions, as well as other pertinent considerations, all of which involve significant estimation and judgment and are subject to rapid changes which may not be foreseeable. As a result, ultimate losses could vary significantly from current estimates and may be either greater or less than the Company's allowance for loan losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--For the Nine Months Ended September 30, 1997 and 1996--Allowance For Loan Losses" and "--For the Years Ended December 31, 1996, 1995 and 1994--Allowance for Loan Losses."


ABILITY OF THE COMPANY TO CONTINUE ITS GROWTH


     The Company has historically achieved growth in its lending activities by attracting new customers, expanding its services to existing customers and increasing its deposit base. In 1995 and 1996, the Company's total loans increased approximately 23.08% and 18.57% in the aggregate, respectively, to approximately $821.1 million and $973.6 million, and deposits increased by approximately 12.36% and 14.17%, respectively, to approximately $1,156.3 million and $1,320.1 million. There can be no assurance that the Company will be able to continue to grow at these rates in the future. In fact, for the nine month period ended September 30, 1997, total loans decreased by 2.11% to $953.1 million, and deposits decreased by 1.64% to $1,298.5 million. Management believes that these declines were primarily attributable to the disruption caused by the announcement of a proposed sale of the Company to Barnett Banks, Inc. ("Barnett") and the subsequent termination of the negotiations related thereto. Historical growth rates are not necessarily indicative of future results, and it becomes more difficult to maintain historical rates of growth as a company increases in size. The Company's ability to further implement its strategy for continued growth of its lending activities is largely dependent upon the Company's ability to attract and retain quality customers for the Company's services in a competitive market, on the business growth of those customers, and on the Company's ability to increase deposit growth, all of which may be affected by a number of factors not within the Company's control. As many of the Company's loans and most of its deposits are short-term in nature and thereby turn over rapidly, any decline or reversal of the growth rate could occur more quickly than it would otherwise. Moreover, as part of its growth strategy, the Company expects to increase its exposure to certain customers and to attract larger customers. A significant loss on these larger exposures could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


CONCENTRATION OF DEPOSITS


     A significant portion of the Company's deposits are comprised of certificates of deposit and other time deposits in amounts in excess of $100,000. At September 30, 1997, approximately 21.73% of the Company's total deposits were comprised of time deposits in amounts in excess of $100,000. Most of such deposits closely match the maturity of the Company's assets. In the event that more deposits were withdrawn at or prior to their respective maturities than anticipated, the Company could be required to satisfy such deposit amounts through the (i) sale of short-term investments, (ii) borrowings utilizing its investment portfolio as collateral, (iii) sale or securitization of Fannie Mae qualified residential mortgage loans, (iv) discount of bankers' acceptances or
(v) liquidation of certain investments. Although management believes that it has historically been successful in matching the maturity dates of these deposits against its loan portfolio, there can be no assurance that the Company will continue to be successful or that it would not ultimately be required to liquidate assets or take other steps in order to satisfy such deposit amounts.


COMPETITION


     The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in the market areas in which its banking operations are located. The Company competes for loans, deposits and other matters with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and asset-based non-bank lenders which may offer more favorable financing than the Company. The Company competes with similarly-sized local financial institutions, regional and multi-regional financial institutions and smaller community banks, although its size, including the number of branches, and a higher legal lending limit, give it certain competitive advantages with respect to the smaller community banks. In Broward and Palm Beach counties, the Company may compete primarily with regional and multi-regional financial institutions. Many of the foregoing institutions also are the primary competitors of the Company for employees and several of them hired a number of Company employees after the announcement of a proposed sale to Barnett. In addition, the Company competes with major money center banks and foreign banks operating in Miami-Dade County with respect to its private banking and international lending businesses. Many of the Company's competitors, including the regional and multi-regional financial institutions, have greater financial and other resources than the Company. Although the Company has been able to compete effectively with other financial institutions in the past, no assurances may be given that the Company will continue to be able to compete effectively in the future. In addition, various legislative acts in recent years have led to increased competition among financial institutions. As a result of these acts, most barriers to entry in the south Florida market by out-of-state financial institutions have been eliminated. There can be no assurance that the United States Congress or the Florida legislature will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and nonfinancial institutions is expected to continue. See "The Company--Competition."


RISKS ASSOCIATED WITH CROSS-BORDER LENDING ACTIVITIES


     At September 30, 1997, approximately 13.28% in principal amount of the Company's total loans were outstanding to borrowers in over 20 countries outside the United States, almost exclusively in Latin America and the Caribbean, including Brazil (3.35%), Peru (1.57%) and Ecuador (1.26%). All such loans are denominated in United States dollars. Most of these borrowers are correspondent banks, which are subject to different types of regulation than United States banks. Providing loans and financing in Latin America and the Caribbean subjects the Company to certain economic and political risks in addition to the usual credit risks involved with lending and financing, including those described in "--Credit Risks and Collateral."


     ECONOMIC RISKS


     During the 1980s, many of the countries in Latin America and the Caribbean experienced severe economic difficulties, including periods of slow or negative growth, large government budget deficits, high inflation, currency devaluations, government influence over the private sector, nationalization and expropriation of assets, vulnerability to weakness in world prices for commodity exports (particularly in smaller countries), large foreign indebtedness on the part of their governments, and exchange controls and unavailability of foreign exchange, including United States dollars. As a result, many governments and public and private institutions in this region were unable to make interest and principal payments on their external debt. Much of this external debt has now been restructured to provide for extensions of repayment schedules, grace periods during which payments of principal are suspended and, in certain cases, reduced rates of interest. In recent years there have been significant improvements in the economies of many countries in this region. However, there have been periodic, serious economic downturns for countries in this region, and there can be no assurance that widespread economic difficulties will not be experienced by countries in this region at some time in the future. Any such downturn could adversely affect business in Latin America and the Caribbean and could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


     POLITICAL RISKS


     Democracy has largely prevailed in Latin America and the Caribbean since the early 1990s, and was endorsed as a key, shared principle at the Presidential Summit of the Americas celebrated in Miami, Florida in December 1994 among 37 Presidents representing various Hemispheric nations. Nevertheless, many Latin American and Caribbean countries have a history of political instability involving periodic, non-democratic forms of government. A number of these countries have also experienced or are experiencing popular unrest, internal insurgencies, terrorist activities, hostilities with neighboring countries, drug trafficking and authoritarian military governments. A return to such non-democratic forms of government or expansion of such destabilizing activities in one or more of the key countries in Latin America or the Caribbean could affect investors' confidence not only in these countries, but in Latin America and the Caribbean as a whole, reducing trade with such countries. This could have a material adverse effect on the south Florida economy generally and on the Company's lending and financing activities in Latin America and the Caribbean and, consequently, on the Company's business, prospects, financial condition and results of operations.


REGULATION


     Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by several federal and state regulatory agencies. Bancorp is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation and supervision by the FRB. The Bank, as a national bank, the deposits of which are insured by the FDIC, is subject to the primary regulation and supervision of the Office of the Comptroller of the Currency (the "OCC"). These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors. Federal laws and regulations govern numerous matters, including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. In addition, the FRB has adopted a policy that requires a bank holding company such as Bancorp to serve as a source of financial strength to its banking subsidiaries. The FRB has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" policy, which could have the effect of decreasing funds available for distributions to shareholders. In addition, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary. The OCC and the FDIC possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by national banks, and the FRB possesses similar powers with respect to bank holding companies. These and other restrictions limit the manner in which Bancorp and the Bank may conduct business and obtain financing.


     The Company is subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could materially adversely affect the business and operations of the Company in the future. Furthermore, the commercial banking business is affected by general economic conditions, and the monetary policies of the FRB. See "The Company--OCC Agreement" and "Regulation."

FOREIGN OWNERSHIP OF UNITED STATES BANKS


     Since the enactment of the federal Foreign Bank Supervision Enhancement Act of 1991, it has become increasingly difficult for foreign companies, and foreign individuals acting through a holding company, to acquire control of United States banks. In mid-1996, the Bank submitted to the FRB the names of Roberto, William and Estefano Isaias, the controlling shareholders of the Company, for the FRB to initiate background checks. Such checks are part of the process of obtaining FRB approval of an acquisition and are believed to require considerable time to complete. Until such time as the Bank is notified that such background checks are completed and that the FRB would not have an objection to an acquisition by the Company of another United States bank based on such background checks, the Company does not intend to undertake acquisitions which require FRB approval. No assurance can be given that such background checks will be completed at any time or, if completed, that the FRB would approve the Company's acquisition of another United States bank. As a result, the Company's ability to acquire other institutions is more limited than that of domestically owned institutions, but the Company believes that it can acquire other institutions in transactions which are structured in such a way so as not to require the approval of the FRB. For example, currently, a direct bank to bank merger effected by the Bank would not necessarily be subject to FRB approval. However, such direct mergers could have adverse tax consequences to the Company unless they can be structured as tax-free transactions under the Internal Revenue Code of 1986, as amended. The Company believes that having publicly traded stock will facilitate such "tax free" acquisitions and therefore enhance the ability of the Company to expand through acquisitions.



     Currently, foreign individuals are required by the FRB to enter into a series of negotiated commitments prior to acquiring control of a United States bank. While those commitments may vary from individual to individual and over time, they commonly include (i) agreeing to keep the FRB informed as to other companies controlled by that individual, in the United States or abroad, and to provide certain information regarding those companies upon request by the FRB from time to time; (ii) submitting to the jurisdiction of United States courts for certain actions relating to alleged violations of United States law which may be brought by the FRB or other United States authorities; and (iii) restricting the activities between the United States bank, the foreign individual and other companies controlled by the foreign individual. In 1987, in connection with the organization of Rebank, it committed to the FRB as follows: (i) to consent to the jurisdiction of the United States and to appoint an agent for service of process in the United States acceptable to the FRB;
(ii) not to request or accept extensions of credit from the Bank, including the issuance of commercial letters of credit for the benefit of other institutions under their control, in an amount exceeding the limits on extensions of credit set forth in Regulation O of the FRB or other applicable law; (iii) that Rebank would not incur debt in excess of $50,000 without the prior written approval of the FRB (this commitment is no longer applicable); (iv) to permit Rebank's books and records to be examined by the FRB at a location in the United States; and (v) not to transfer any of its shares, except to Roberto, Estefano or William Isaias, without the prior written approval of the FRB. Although Roberto, Estefano and William Isaias entered into these commitments in 1987, should the Company decide to effect a merger or acquisition which requires approval of the FRB, the completion of that acquisition could be also hampered or delayed should the FRB at that time feel it appropriate to require the Company's foreign majority shareholders to enter into additional commitments.



RESTRICTIONS ON ABILITY TO PAY DIVIDENDS


     While Bancorp has paid cash dividends on the Common Stock since 1990, there is no assurance that Bancorp will pay dividends on the Common Stock in the future. The declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by Bancorp's Board of Directors. The FRB's policy is that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition.

The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.


     Bancorp's principal source of funds to pay dividends on the shares of Common Stock will be cash dividends that Bancorp receives from the Bank. The payment of dividends by the Bank to Bancorp is subject to certain restrictions imposed by federal banking laws, regulations and authorities. The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be "undercapitalized" as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of the Bank. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to Bancorp if such limits were deemed appropriate to preserve certain capital adequacy requirements. As of September 30, 1997, an aggregate of approximately $27.7 million was available for payment of dividends by the Bank to Bancorp under applicable restrictions, without regulatory approval, taking into consideration dividends that would have to be paid to minority shareholders of the Bank after giving effect to the Reorganization. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" and "Regulation."


CONTROLLING OWNERSHIP INTEREST AND POSSIBLE EFFECTS



     After the consummation of the Offering, Roberto, Estefano and William Isaias will beneficially own, directly or indirectly, including through their ownership interest in Rebank, 59.6% of the outstanding shares of Common Stock, and approximately 58.8% of such shares of Common Stock if the Underwriters' over-allotment option is fully exercised. Accordingly, these shareholders will be able to control, to a significant extent, the outcome of all matters required to be submitted to the Company's shareholders for approval, including decisions relating to the election of directors of the Company, future issuances of Common Stock or other securities by the Company, any dividend payable on the Common Stock, the determination of day-to-day corporate and management policies of the Company and other significant corporate transactions. These shareholders also control other banking operations outside the United States. The common ownership, as currently constituted, of the Company and these other banking operations by such shareholders may impede the use of the pooling of interests method of accounting for a merger or business combination to which the Company is a party. As a result, the purchase method of accounting may be required to be used in connection with all mergers and business combinations to which the Company is a party. Accordingly, in any potential merger or business combination in which stock of another party or the Company would be the predominant consideration, the inability to account for such transaction as a pooling of interests could make such transaction less attractive or competitive to either or both of the parties involved, could adversely affect the consideration to be paid in any such transaction or could limit the number of parties that may be interested in any such transaction. See "The Company--Controlling Shareholders and Management," "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."



RECENT PERSONNEL LOSSES


     The Company has recently experienced personnel losses that were significantly heavier than historical experience. The Company believes that this was due to the public disclosure that it was involved in merger negotiations that have since terminated, the resulting uncertainties for employees, and competitors' attempts to take advantage of these uncertainties. The Company has replaced most of the personnel that has left, including several officers, through a combination of internal promotion of personnel and the hiring of individuals from external organizations, there can be no assurance that such departures will not have a material adverse effect on the Company or that the Company will not experience significant personnel losses in the future. See "The Company--Barnett Negotiations."

DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL


     The Company's success depends to a significant degree upon the continued contribution of members of its senior management, particularly Oscar Bustillo, Jr., the Company's President and Chief Executive Officer and the Bank's Chairman of the Board, Chief Executive Officer and President, as well as Bernardo M. Argudin, the Company's Vice President and Chief Financial Officer and the Bank's Chief Financial Officer and Executive Vice President, and the following officers of the Bank, the Executive Vice President and Chief Credit Officer, the Executive Vice President--Real Estate Lending, the Executive Vice President--Retail Banking and the Executive Vice President--Corporate Banking, many of whom would be difficult to replace. The future success of the Company also depends on its ability to identify, attract and retain additional qualified personnel, particularly managerial personnel with the appropriate experience in the banking business. Although nine officers, including those identified above, have employment agreements with the Company, the loss of Mr. Bustillo or other key officers and personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company does not maintain key person life insurance with respect to any of its officers. See "Management."


YEAR 2000


     Almost all of the Company's operations are supported by accounting and recordkeeping computerized systems and are dependent on the capability of software applications and operating systems to function properly in the year 2000. The Company has entered into a licensing contract with its main existing software vendor to convert all of its loan, deposit and principal accounting applications to a year 2000 compliant system in 1998, replacing an existing licensing arrangement which will expire in 1999. This new software will require additional hardware capacity. Costs associated with this endeavor are related to the new software and hardware acquisition and are not principally the result of the year 2000 programming, as the Company would have incurred these costs regardless of the year 2000 issue. The Company is evaluating the impact of the year 2000 on other smaller applications and PC computer hardware. The Company believes that all essential computer applications will be year 2000 compliant and that the costs associated with year 2000 compliance will not be material to the Company.


ABSENCE OF PUBLIC MARKET; POSSIBLE FLUCTUATIONS OF STOCK PRICE


     Prior to this Offering, there has been no public market for Bancorp's Common Stock. An application has been filed to have the Common Stock approved for quotation on Nasdaq under the symbol "RBCF." The Representatives have advised the Company that they intend to make a market in the Common Stock as long as the volume of trading activity in the Common Stock and certain other market making conditions justify doing so. Nonetheless, there can be no assurance that an active trading market for the Common Stock will develop or that, if developed, it will be sustained after this Offering, or that it will be possible to resell the shares of Common Stock at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for the Common Stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither the Company nor any market maker has any control. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock. See "Underwriting."


DETERMINATION OF INITIAL PUBLIC OFFERING PRICE

     The initial public offering price of the shares of Common Stock will be determined by negotiations between the Company and the Representatives and will not necessarily bear any relationship to the

Company's book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of the Common Stock after the Offering. Among the factors considered in such negotiations are prevailing market and general economic conditions, the market capitalization, trading histories and stages of development of other traded companies that the Company and the Representatives of the Underwriters believed to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration will be given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering is made. See "Underwriting" for information relating to the method of determining the initial public offering price.



BROAD DISCRETION IN USE OF PROCEEDS


     The Company intends to contribute substantially all of the net proceeds of the Offering to the capital of the Bank to support future growth in the Bank's business and for working capital and other general corporate purposes. Accordingly, the Company will have broad discretion as to the application of such proceeds. An investor will not have the opportunity to evaluate the economic, financial and other relevant information which will be utilized by the Company in determining the application of such proceeds. See "Use of Proceeds."


SHARES ELIGIBLE FOR FUTURE SALE



     After the Reorganization and upon consummation of this Offering, Bancorp will have 21,026,399 shares of Common Stock outstanding (21,326,399 if the over-allotment option granted to the Underwriters is exercised in full). Of these shares, 7,508,528 shares (7,808,528 shares if the over-allotment option granted to the Underwriters is exercised in full) will be freely transferable without restriction or registration under the Securities Act, unless purchased by persons deemed to be "affiliates" (as that term is defined under the Securities Act) of the Company. All of the remaining 13,517,871 shares of Common Stock held by the controlling shareholders, directors and executive officers of the Company and by shareholders who participated in the Reorganization will be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. Bancorp's and substantially all of the Bank's executive officers, directors, the Selling Shareholders and certain of Bancorp's other existing shareholders are agreeing that they will not sell or otherwise transfer any shares of Common Stock for 180 days after the Offering without the prior written consent of the Representatives, except for bona fide gifts or similar transfers or devises for estate planning, charitable and other related purposes or pursuant to bona fide pledges, in any such case, only to persons who agree to be bound by the foregoing restrictions. A majority of the shares of Common Stock issued and outstanding prior to the Offering have been pledged to other financial institutions in connection with loans to shareholders. In addition, the Company may issue its Common Stock to minority shareholders of the Bank in exchange for their shares in the Bank. See "Underwriting." Additionally, upon consummation of this Offering, 1,000,000 shares of Common Stock will have been reserved for issuance under the Plan and options to purchase 500,000 shares of Common Stock will have been issued under the Plan at the initial public offering price per share. The Company intends to register under the Securities Act all eligible shares reserved for issuance under the Plan. Shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to affiliates. See "Management--1998 Stock Option Plan." Future sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could impair the Company's ability to raise capital through an offering of securities and may adversely affect the then-prevailing market prices. See "Shares Eligible for Future Sale."

CERTAIN POTENTIAL ANTI-TAKEOVER PROVISIONS


     The beneficial ownership by Roberto, Estefano and William Isaias of 59.6% of the issued and outstanding shares of Common Stock after the Offering will prevent any change of control without the consent of such shareholders of the Company. In addition, the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws") will contain certain provisions which may delay, frustrate, discourage or prevent the removal of incumbent directors or an attempted acquisition or change of control of the Company, including a merger, tender offer or proxy contest, even if such events were perceived by shareholders as beneficial to their interests. These provisions include: (i) a Board of Directors classified into three classes of directors with the directors of each class having staggered, three-year terms, (ii) provisions authorizing the Board to increase its size by up to two members between annual meetings and authorizing either the Board or the shareholders to fill vacancies on the Board, (iii) a provision that any special meeting of shareholders of the Company may be called only by a majority of the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the holders of at least 30% of the shares entitled to vote on the matter and that any action required or permitted to be taken by the Company's shareholders may not be effected by consent in writing and (iv) a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders. The Company's Articles will provide for noncumulative voting for directors and authorize the Board of Directors of the Company to issue shares of preferred stock of the Company without shareholder approval and upon such terms, as the Board of Directors may determine. The issuance of preferred stock, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company and could adversely affect the voting power of other rights of shareholders of the Company's Common Stock. Although the Company at present has no intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. In addition, certain provisions of Florida and federal law may also have the effect of delaying, discouraging or preventing attempted acquisition or change in control of the Company in which shareholders of the Company might otherwise receive a substantial premium for their shares over then-current market prices. See "Regulation" and "Description of Capital Stock--Preferred Stock."



REGULATION OF CONTROL


     Individuals or entities, alone or acting in concert with others, wishing to acquire 10% or more of any class of voting securities of the Company (5% if the prospective acquiror is already a bank holding company), must obtain the prior approval of the FRB for any such acquisition. Accordingly, prospective investors need to be aware of and comply with these requirements in connection with any purchase of shares of the Common Stock offered hereby.

                                  THE COMPANY


GENERAL


     Bancorp was incorporated as a business corporation under the laws of the State of Florida in 1970 to serve as a holding company for the Bank. The Bank was chartered in 1965 as a national bank with one banking office in Miami, Florida. Since its formation, Bancorp has derived substantially all of its revenues and income from the operations of the Bank. The Company's total assets, total loans, total deposits and total shareholders' equity increased each year from 1994 through 1996 over the prior year. At September 30, 1997, the Company had total assets of $1,517.5 million, total loans of $953.1 million, total deposits of $1,298.5 million and total shareholders' equity of $129.2 million. Total loans and total deposits decreased approximately $20.6 million and $21.6 million, respectively, from December 31, 1996 to September 30, 1997. As of March 31, 1997, the Company was the third largest independent bank holding company in terms of deposits with headquarters in the State of Florida.


     The Company has reported consistent growth in earnings since 1993. The Company's earnings have increased from $11.7 million in 1993 to $18.0 million in 1996. During this period the mean of the Company's return on average assets was 1.26% and the mean of the Company's return on average equity was 15.24%. For the nine months ended September 30, 1997, the Company earned $14.1 million compared to $12.9 million for the nine months ended September 30, 1996. The 1997 results represent an annualized return on average assets of 1.23% and an annualized return on average equity of 15.42%.


MARKET POSITION


     The Bank, since its formation, has acted as a community bank, serving the needs of businesses and individuals located in Miami-Dade County, Florida. The Company believes that Miami-Dade County, Florida is an attractive market for operating a community bank. Miami-Dade County has a population of more than 2 million, representing more than 14% of the population of the State of Florida and accounting for approximately 19.1% of domestic deposits in the State of Florida. Miami-Dade County ranks first in population and first in deposits in the State of Florida.


     Historically, the Bank has catered primarily to the growing Cuban population, which has become a major economic force in Miami-Dade County, Florida, and to other Hispanic populations in Miami-Dade County, Florida. These populations remain the core of the Bank's client base. In 1996, Hispanics represented a majority of the population of Miami-Dade County, Florida. Management believes that approximately 90% of the Company's customers are Hispanic.


     Although 94% of the Bank's branch deposits and 25 of its branches are located in Miami-Dade County, Florida, the Company has recently established two branches in adjoining Broward County, Florida. The Company intends to continue its expansion in Broward County, Florida, and in future years, in adjoining Palm Beach County, Florida. Broward and Palm Beach Counties, Florida, are two of the fastest-growing counties in the United States. They rank as the counties with (i) the second and third largest population bases in Florida, respectively, (ii) the second and third largest banking markets in Florida, respectively, measured by total deposits, and (iii) the eighth highest and the highest per capita income in Florida, respectively.


BUSINESS STRATEGY


     The consolidation of financial institutions in south Florida has reduced the number of locally-headquartered commercial banks. The Company believes that this has created a niche for the Bank as a community bank which focuses on establishing long-term relationships with its customers and in providing responsive and personalized service to its customers. The Company's community banking style emphasizes local decision-making ability by its management and accessibility of its senior management to customers. The Company also attempts to make decisions for customers quickly and to modify its products, if appropriate, to match the needs of its customers. The Company believes that these attributes allow the Company to compete effectively against larger, regional financial institutions operating in south Florida. In addition, the Company believes that the Bank's larger capital base, larger branch network and broader product mix enable it to compete effectively against smaller community banks operating in south Florida.


     The Company's location in south Florida, which is also the location of many businesses and individuals who engage in substantial trade with Latin America and the Caribbean, and the Company's relationships with the Hispanic community in Miami-Dade County, Florida, have enabled the Company to be active in trade financing activities and in private banking operations with customers in Latin America and the Caribbean. The Company derives a significant portion of its deposits, loans and fee income from these customers.


CONTROLLING SHAREHOLDERS AND MANAGEMENT



     The Company's largest shareholder is Rebank, which is owned by Roberto Isaias, Estefano Isaias and William Isaias, three brothers who also own a major Ecuadorian bank. Roberto, Estefano and William Isaias directly or indirectly own, in the aggregate, 13,190,005 shares or 65.6% of the issued and outstanding Common Stock after the Reorganization and prior to this Offering and will own 59.6% of the issued and outstanding Common Stock after this Offering, as Rebank is selling 647,320 shares of Common Stock in this Offering. See "Principal and Selling Shareholders." The Isaias family acquired control of the Company in 1970.



     Roberto Isaias is the Chairman of the Board of Bancorp and has served in that capacity since 1982. He has been a director of Bancorp since 1970. Oscar Bustillo, Jr., the Chief Executive Officer and President of Bancorp and Chairman of the Board, Chief Executive Officer and President of the Bank, joined the Bank in 1985. In 1989, Mr. Bustillo became President of the Bank, and in 1994 he became President of Bancorp. The Company has recently experienced personnel losses that were heavier than normal experience, including an Executive Vice President and four Senior Vice Presidents, although the Company has replaced all of the officers and other personnel that has left. The Company believes that this turnover was due to the public disclosure that it was involved in merger negotiations that have since terminated, the resulting uncertainties for employees and competitors' attempts to take advantage of the uncertainties. See "Risk Factors--Recent Personnel Losses" and "The Company--Barnett Negotiations." The Company's President and six Executive Vice Presidents have an aggregate of nearly 200 years of banking experience. Its three Executive Vice Presidents involved in lending have an aggregate of 65 years of lending experience. Its Executive Vice President--Retail Banking has 28 years of experience in the industry. The Company believes that this combination of consistent ownership and highly experienced local management gives the Company a competitive advantage in operating a community banking institution.


LENDING ACTIVITIES


     The Bank's lending activities consist of community bank lending activities and international lending activities.


     The Bank, in its community bank lending activities, initially served as a commercial lender to small and medium-sized businesses and as a commercial real estate lender. Construction loans and consumer loans have also been part of the Bank's loan portfolio since it commenced business. The Bank has continued to add a variety of other loan products. Today, the Bank has a diversified loan portfolio. At September 30, 1997, the Company's community bank lending activities consisted primarily of commercial loans ($289.3 million), commercial real estate and construction loans ($303.4 million), single-family residential mortgage loans ($150.1 million) and consumer loans, including equity lines, ($82.6 million).


     The Company's international lending activities are leveraged off historical relationships the Company has formed with correspondent financial institutions in Latin America and the Caribbean. At

September 30, 1997, the Company's total international lending activities, including foreign bank acceptances, consisted of $106.7 million of loans.


     The Company's international lending activities primarily include (i) trade financing for correspondent financial institutions in Latin America and the Caribbean, including pre-export financing, advances on letters of credit and bankers' acceptances, (ii) trade financing for local commercial customers who are primarily importing from or exporting to Latin America or the Caribbean,
(iii) the term financing of the export of United States goods and services guaranteed by the EximBank and (iv) other correspondent banking services. Trade finance for correspondent financial institutions comprises the largest segment of the Company's international lending activities and represents 7.62% of the Company's total lending activities. The yield on such loans is lower than the average yield for the Company's loan portfolio, but such loans are floating rate, have short term maturities, and historically have had low credit losses. Accordingly, the Company considers this to be an attractive line of business. Management also believes that the Company has a significant opportunity to expand its EximBank guaranteed financing business.


DEPOSITS AND BRANCH OFFICES


     Lending and investment activities are funded from a strong deposit base, which consisted of over 100,000 deposit accounts at September 30, 1997. Approximately 43.40% of the amount of the Company's deposits at September 30, 1997, consisted of checking and savings accounts.


     The Company primarily attracts deposits through a network of 27 branches, 25 of which are located in Miami-Dade County, Florida and two of which are located in Broward County, Florida. The Company built its strong core deposit base through de novo expansion, as well as through acquisitions. From 1988 to 1991, the Company acquired branch locations and deposits from four failed financial institutions being liquidated by the FDIC and the RTC. In 1995, the Company expanded its retail offices in Miami-Dade County as well as entered into Broward County, Florida with the acquisition of Plaza Bank of Miami.


     In addition to its branch deposit base, the Company obtains significant deposits as a result of its relationships throughout Latin America and the Caribbean and from foreigners who travel to south Florida. Such deposits provide the Company with an additional funding source at reasonable costs, require lower overhead expenses than domestic deposit gathering activities and provide the Company with additional fee income through service charges. At September 30, 1997, $331 million of the Company's deposits were from foreigners or correspondents, $169 million of which were attributable to the private banking department. The Company intends to continue to maintain this deposit base by providing quality services to its private banking customers and by maintaining relationships in Latin America and the Caribbean.


GROWTH STRATEGY


     The Company also believes that consolidation of the south Florida banking industry should provide it with the opportunity to service additional customers who prefer to conduct business with a local, community-oriented financial institution, such as the Company, and that the Company can take advantage of the opportunities presented by the growing populations in Miami-Dade, Broward and Palm Beach Counties, Florida.


     The Company's overall business strategy is to (i) continue to serve the local community by increasing lending activity in commercial, commercial real estate, construction and single-family residential loans, (ii) increase international trade services, (iii) take advantage of regional bank consolidation by pursuing customers wishing to do business with a local community bank, and (iv) expand its operations in south Florida.


     Such expansion could be through the formation of de novo branches or through strategic acquisitions of financial institutions or banking assets in those locations that management believes would complement and help grow the Company's existing business. Such acquisitions may be structured as stock-for-stock exchanges with other institutions. The Company believes that having publicly traded stock will facilitate such acquisitions and therefore enhance the ability of the Company to expand through acquisitions. See "Risk Factors--Ability of the Company to Continue Its Growth," "--Foreign Ownership of United States Banks" and "--Controlling Ownership Interest and Possible Effects."


HEADQUARTERS


     The Company's headquarters are located at 2800 Ponce de Leon Boulevard, Coral Gables, Florida 33134, and its telephone number is (305) 441-7300.


PRIOR GRAND JURY INVESTIGATIONS AND SETTLEMENT


     In 1988, the Bank discovered certain transactions that appeared to be contrary to banking laws and regulations and reported them to the appropriate governmental agencies. Corrective action was taken based upon the advice of counsel. A federal grand jury then commenced an investigation involving money laundering and other criminal activities. The investigation also focused on self-dealing by three former officers of the Bank. These three former officers were ultimately indicted and convicted of self-dealing, although the convictions were overturned on procedural grounds. In connection with the grand jury investigation, in January 1994 the Bank ultimately entered into a settlement agreement with the Department of Justice in which the Bank paid a civil money penalty of $1.95 million for failure to file timely currency transaction reports in 1987 and 1988.


     In addition, as part of the settlement, the Bank agreed to purchase at appraised value from the United States government, at such time as the government acquires title, properties at which one bank branch is located and a former bank branch was located. The Bank paid the United States government $800,000 in connection with the settlement and relinquished any rights under an existing mortgage in the principal amount of $800,000 relating to a previously charged-off loan. The settlement agreement resolved the criminal and civil liability of the Bank for any act, omission or transaction that was committed at the Bank by an officer or employee of the Bank which was learned of in the course of the investigations by the United States Attorney's Office, the Internal Revenue Service and the FBI.


OCC AGREEMENT


     In 1992, the OCC entered into an agreement with the Bank requiring, among other things, that the Bank assess senior management, improve its credit administration by, for example, reviewing its compliance procedures, establishing a position for a person to review real estate appraisals and reviewing its allowance for loan loss methodology, as well as improving its Community Reinvestment Act methodology. The agreement was terminated by the OCC in 1993. The Bank believes that its current relationship with the OCC is excellent.


BARNETT NEGOTIATIONS


     In May 1997, the Company entered into a letter of intent to be acquired by Barnett for a purchase price in excess of $400 million. Within two weeks of publicly disclosing the proposed sale, the parties determined that a transaction would not be consummated. During the ninety day period following the disclosure of the proposed sale, 102 employees, including the then-Executive Vice President of Corporate Banking and four Senior Vice Presidents, three of whom were involved in retail banking, left the Company. This was more than twice the normal amount of turnover for such a period. The Company believes that this turnover was due to the public disclosure of the letter of intent, the resulting uncertainties for employees and competitors' attempts to take advantage of these uncertainties. The Company does not know whether the amount of turnover was unusual for this type of situation. The Company has replaced all personnel that left during this period. Turnover has returned to historical levels. See "Risk Factors--Recent Personnel Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

     The Company also took a defensive posture with its customers during this period by adjusting loan and fee pricing downward and deposit pricing upward, as well as increasing its advertising costs, in order to retain customers. The Company believes that some of its customers were concerned with the uncertainty relating to a potential sale of the Company and that others were more intensely solicited by the Company's competitors. The Company also increased its personnel costs in order to retain employees. The Company overcame this episode with a limited impact on its balance sheet, but experienced some decline in loans and deposits, and felt the impact of the resulting competitive pressures on its second and third quarter earnings.


TRADEMARKS AND INTELLECTUAL PROPERTY


     The Company owns eight registered domestic U.S. trademarks or service marks, and has three pending applications for registration. All of the pending applications are currently subject to a concurrent use proceeding before the United States Patent and Trademark Office (concurrent use proceeding No. 791). These pending applications relate to the use of the proposed trademarks "RNB Republic Bank", "Republic National Bank" and "Republic National Bank of Miami." Pursuant to the proceeding, the Company is seeking the right to the exclusive use of the marks subject to pending applications in certain Florida counties. The pending applications are contested by several parties. Management believes that the Company's inability to obtain federal registration of the foregoing trademarks would not have a material adverse effect on the Company.


LEGAL PROCEEDINGS


     The Company is involved only in routine litigation incidental to the business of banking, none of which is expected to have a material adverse effect on the Company.


EMPLOYEES


     At September 30, 1997, the Company had 691 full-time equivalent employees. The Company's employees are not represented by a collective bargaining group, and the Company considers its relations with its employees to be good.

PROPERTIES


     The Company is currently managed from its newly constructed headquarters located in Coral Gables, Florida, where a branch office is also located. Twenty-four of the Company's other branch offices are located in Miami-Dade County, Florida. Two branch offices are located in Broward County, Florida.


     The table below summarizes the Company's owned and leased facilities:

                                                                                                AVERAGE DEPOSITS
                                                                                                      FOR
                                                                LEASED                             SEPTEMBER
               LOCATION                    TYPE OF FACILITY    OR OWNED      EXPIRATION DATE          1997
---------------------------------------   ------------------   ----------   -----------------   -----------------
                                                                                                 (IN THOUSANDS)
MIAMI-DADE COUNTY:
Coral Gables   ........................   Corporate             Owned              --              $  322,389
                                          headquarters
                                          and branch
Bird Road   ...........................   Branch                Owned              --                  52,859
Calle Ocho  ...........................   Branch                 (1)        July 2000(3)               70,543
Country Walk   ........................   Branch                Leased      October 2001                3,779
Downtown ..............................   Branch                Leased      October 2000               87,709
East Hialeah   ........................   Branch                Owned          --                      34,009
Fisher Island  ........................   Branch                Leased      June 2001                  14,218
Gratigny ..............................   Branch                Leased      February 2003              35,010
Hialeah  ..............................   Branch                Owned          --                      49,271
LeJeune  ..............................   Branch                 (1)        January 2001(3)           167,766
Little Havana  ........................   Branch                 (1)        November 2055              38,790
Miami Lakes ...........................   Branch                Leased      August 2006                13,448
Milam Dairy ...........................   Branch                Leased      July 1998                  18,236
North Dade  ...........................   Branch                Leased      March 2000                 29,529
Orange Bowl ...........................   Branch                Owned          --                      44,106
Overtown ..............................   Branch                Leased      October 2000                1,030
Palmetto ..............................   Branch                Leased      June 2004                   6,438
South Miami ...........................   Branch                Owned          --                      20,925
Tamiami  ..............................   Branch                Owned          --                      26,893
Suniland(2) ...........................   Branch                Leased      March 1999                     --
West Dade   ...........................   Branch                Owned          --                      38,378
West Gables ...........................   Branch                Owned          --                         591
West Kendall   ........................   Branch                Owned          --                      33,463
Westchester ...........................   Branch                Leased      December 2015              63,699
Westland ..............................   Branch                Leased      October 2013               55,292
                                                                                                   ----------
  Total Miami-Dade
     County deposits ..................                                                             1,228,371
                                                                                                   ----------
BROWARD COUNTY:
Palm Aire   ...........................   Branch                Leased      December 1998              32,355
Tamarac  ..............................   Branch                Leased      September 2006             46,361
                                                                                                   ----------
  Total Broward County deposits  ......                                                                78,716
                                                                                                   ----------
  Total deposits  .....................                                                            $1,307,087
                                                                                                   ==========

----------------
(1) Represents branches at which the buildings are located on land, a portion of which is leased by the Company pursuant to a long-term lease.
(2) Represents branch opened after September 30, 1997.
(3) On locations with multiple land leases, the earliest expiration date is shown.

COMPETITION


     The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in the market areas in which its banking operations are located. The Company competes for loans, deposits and other matters with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and asset-based non-bank lenders which may offer more favorable financing than the Company. The Company competes with similarly-sized local financial institutions, regional and multi-regional financial institutions and smaller community banks, although its size, including the number of branches, and a higher legal lending limit, give it certain competitive advantages with respect to the smaller community banks. In Broward and Palm Beach counties, the Company may compete primarily with regional and multi-regional financial institutions. Many of the foregoing institutions also are the primary competitors of the Company for employees, and several of them hired a number of Company employees after the announcement of a proposed sale to Barnett. In addition, the Company competes with major money center banks and foreign banks operating in Miami-Dade County with respect to its private banking and international lending businesses. Many of the Company's competitors, including the regional and multi-regional financial institutions, have greater financial and other resources than the Company. The Company believes that it has been able to compete effectively with other financial institutions by emphasizing customer service, through local decision-making, by establishing long-term customer relationships and building customer loyalty and by designing its loan products to address the specific needs of its customers, when appropriate. Although the Company has been able to compete effectively in the past, no assurances may be given that the Company will continue to be able to compete effectively in the future. In addition, various legislative acts in recent years have led to increased competition among financial institutions. As a result of these acts, most barriers to entry in the south Florida market by out of state financial institutions have been eliminated. There can be no assurance that the United States Congress or the Florida legislature will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and nonfinancial institutions is expected to continue. See "Risk Factors--Competition."

                              RECENT DEVELOPMENTS


     Net income for the three months ended December 31, 1997 was $4.2 million, or $0.22 per share, compared to $5.2 million, or $0.27 per share, for the same period in 1996. Included in the determination of net income for the fourth quarter of 1997 were expenses related to an increase in the provision for loan losses as compared to the provision for loan losses for the fourth quarter of 1996, which management determined to be necessary based on its assessment of the loan portfolio, after taking into consideration commercial and consumer loan chargeoffs for the quarter. Net income for the year ended December 31, 1997 (including the above items) was $18.3 million, or $0.96 per share, compared to $18.0 million, or $0.96 per share. Notwithstanding an increase in net interest income and a decrease in non-interest expenses, net income remained relatively stable, primarily because of a higher provision for loan losses.


     The following table presents for the periods indicated certain summary consolidated financial data reflecting the Company's results of operations and financial condition.

                                                      THREE MONTHS ENDED               YEARS ENDED
                                                         DECEMBER 31,                 DECEMBER 31,
                                                 -----------------------------   -----------------------
                                                    1997            1996            1997         1996
                                                 -------------   -------------   ------------   --------
                                                 (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net income  .................................      $ 4,234         $ 5,179        $18,340       $18,044
 Net income per share(1) .....................         0.22            0.27           0.96          0.96
 Provision for loan losses  ..................        1,962             603          5,566         2,381
 Net loan chargeoffs  ........................        2,171             795          5,144         2,214
 Weighted average common and common equivalent
   shares outstanding ........................       19,686          18,873         19,076        18,873

                                                                            AS OF DECEMBER 31,
                                                                     ---------------------------------
                                                                           1997              1996
                                                                     ---------------   ---------------
                                                                     (UNAUDITED)
                                                                          (DOLLARS IN THOUSANDS,
                                                                          EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Total assets  ...................................................    $ 1,515,418       $ 1,511,951
 Total loans   ...................................................        929,410           973,640
 Total deposits   ................................................      1,302,345         1,320,126
 Total shareholders' equity   ....................................        146,131           124,693
 Book value per share   ..........................................           7.27              6.61
ASSET QUALITY RATIOS(2):
 Nonperforming assets to total loans and other real estate  ......           0.96%             0.55%
 Allowance for loan losses to nonperforming loans(2)  ............         173.59            395.96
 Allowance for loan losses to total loans ........................           1.29              1.19

----------------

(1) Net income per share is based upon the weighted average number of common shares outstanding and common share equivalents during the period, adjusted for a 20% stock dividend in 1996 and for the Stock Split. Under FASB No. 128, the calculation of basic and fully diluted earnings per share would be the same for all periods presented.
(2) Nonperforming loans consist of nonaccrual loans, restructured loans and accruing loans 90 days or more past due.



                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of shares of Common Stock offered hereby, based upon an assumed initial public offering price of $15.00 per share and after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $12.2 million ($16.4 million if the Underwriters' over-allotment option is exercised in full). The Company will receive no proceeds from the sale of Common Stock by the Selling Shareholders.


     The Company intends to invest substantially all of the net proceeds of the Offering in the Bank to support future growth in the Bank's business and for working capital and other general corporate purposes.

                                DIVIDEND POLICY


     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. While the Company has declared dividends on its Common Stock since 1990 and in 1997 paid an annual dividend aggregating $0.52 per share, there is no assurance that the Company will continue to pay dividends in the future.


     For the foreseeable future, the principal source of cash revenues of Bancorp will be dividends paid by the Bank with respect to the Bank's capital stock. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Regulation--The Bank."


     In the future, the declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors, although the Company presently intends to pay quarterly dividends of $0.07 per share beginning in 1998. See "Regulation" and "Description of Capital Stock." As of September 30, 1997, an aggregate of approximately $27.7 million was available for payment of dividends by the Bank to Bancorp under applicable restrictions, without regulatory approval, taking into consideration dividends that would have to be paid to minority shareholders of the Bank after giving effect to the Reorganization. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to Bancorp if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Regulation."

                                 CAPITALIZATION



     The following table sets forth the consolidated capitalization of the Company as of September 30, 1997 giving pro forma effect to the Reorganization and to the change in par value of the Common Stock to $0.01 per share, and as adjusted, giving effect also to the sale by the Company of 933,270 shares of Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share) and the related estimated net proceeds therefrom (approximately $12.2 million). See "Use of Proceeds."




                                                                               SEPTEMBER 30, 1997
                                                                  ---------------------------------------------
                                                                   ACTUAL         PRO FORMA(1)     AS ADJUSTED
                                                                  -------------   --------------   ------------
                                                                             (DOLLARS IN THOUSANDS)
Shareholders' Equity:
 Preferred Stock, $0.01 par value; 5,000,000 shares authorized;
   0 shares issued and outstanding  ...........................    $      --        $      --       $      --
 Common Stock, $0.01 par value; 50,000,000 shares authorized;
   18,872,904 shares issued and outstanding; 20,093,129 pro
   forma shares issued and outstanding(1), 21,026,399 shares
   issued and outstanding, as adjusted(2) .....................        9,437              201             210
 Capital surplus  .............................................       77,221           99,269         111,479
 Retained earnings   ..........................................       42,077           42,077          42,077
 Net unrealized gain on available-for-sale securities .........          415              442             442
                                                                   ---------        ---------       ---------
   Total shareholders' equity .................................    $ 129,150        $ 141,989       $ 154,208
                                                                   =========        =========       =========
Ratios(3):
 Tier 1 Capital Ratio   .......................................        14.14%           14.14%          15.35%
 Total Capital Ratio ..........................................        15.39            15.39           16.60
 Leverage Ratio   .............................................         8.52             8.52            9.25

----------------
(1) The pro forma information gives effect to the Reorganization as if the Reorganization had occurred on September 30, 1997. Common Stock is reflected at $0.01 par value per common share.
(2) Does not include an aggregate of 1,000,000 shares of Common Stock reserved for issuance under the Plan, pursuant to which options to purchase 500,000 shares of Common Stock will be issued and outstanding upon consummation of this Offering. See "Management--1998 Stock Option Plan."
(3) The net proceeds from this Offering will initially be deposited in cash and cash equivalents and will subsequently be applied as described in "Use of Proceeds." The "as adjusted" ratios have been calculated assuming the net proceeds are invested in assets with a weighted average risk weighting of 60%, which is consistent with the Company's historical risk-weighted asset composition.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following Selected Consolidated Financial Data of the Company should be read in conjunction with the Consolidated Financial Statements of the Company, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus. The selected historical consolidated financial data as of and for the four years ended December 31, 1996 are derived from the Company's Consolidated Financial Statements which have been audited by Price Waterhouse LLP, independent certified public accountants. The selected historical consolidated financial data as of and for the year ended December 31, 1992 are derived from the Company's Consolidated Financial Statements which have been audited by other independent certified public accountants. The selected historical consolidated financial data as of and for the nine months ended September 30, 1997 and September 30, 1996 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for the interim periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1997, or for any future periods.

                                                         AS OF AND FOR THE
                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                     -------------------------
                                                      1997         1996
                                                     ------------ ------------
                                                      (DOLLARS IN THOUSANDS,
                                                       EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income ....................................  $ 85,886     $ 77,323
Interest expense   .................................    38,039       31,762
                                                      --------     --------
Net interest income   ..............................    47,847       45,561
Provision for loan losses   ........................     3,604        1,778
                                                      --------     --------
Net interest income after provision for loan losses     44,243       43,783
Noninterest income .................................    17,963       17,856
Noninterest expenses  ..............................    39,799       40,345
                                                      --------     --------
Net income before taxes  ...........................    22,407       21,294
Provision for income tax expense  ..................     7,243        7,468
Cumulative effect of change in accounting principle         --           --
Minority interest  .................................     1,058          961
                                                      --------     --------
Net income   .......................................  $ 14,106     $ 12,865
                                                      ========     ========
PRO FORMA INCOME STATEMENT DATA(1):
Net income before taxes  ...........................  $ 22,238
Provision for income tax expense  ..................     7,243
Minority interest  .................................       144
                                                      --------
Net income   .......................................  $ 14,851
                                                      ========
PER SHARE DATA(2):
Net income   .......................................  $   0.75     $   0.68
Book value   .......................................      6.84         6.31
Tangible book value   ..............................      6.39         5.81
Cash dividends  ....................................      0.52         0.50
Dividends payout ratio   ...........................     69.33%       73.53%
Weighted average common and common equivalent shares
 outstanding (in thousands) ........................    18,873       18,873
PRO FORMA PER SHARE DATA(1):
Net income   .......................................  $   0.74
Book value   .......................................      7.07
Cash dividends  ....................................      0.52
Dividends payout ratio   ...........................     70.27%
Weighted average common and common equivalent shares
 outstanding (in thousands) ........................    20,093

                                                                             AS OF AND FOR THE
                                                                          YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                       1996         1995         1994          1993         1992
                                                     ------------- ------------ ------------ ------------- ------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income ....................................  $ 104,134     $ 95,056     $ 76,964     $  75,531     $ 83,737
Interest expense   .................................     43,249       38,411       24,322        21,795       31,984
                                                      ---------     --------     --------     ---------     --------
Net interest income   ..............................     60,885       56,645       52,642        53,736       51,753
Provision for loan losses   ........................      2,381          890        2,500         2,450        3,205
                                                      ---------     --------     --------     ---------     --------
Net interest income after provision for loan losses      58,504       55,755       50,142        51,286       48,548
Noninterest income .................................     24,231       22,458       20,289        17,046       17,886
Noninterest expenses  ..............................     53,017       50,021       46,456        50,379       47,822
                                                      ---------     --------     --------     ---------     --------
Net income before taxes  ...........................     29,718       28,192       23,975        17,953       18,612
Provision for income tax expense  ..................     10,324        9,103        7,687         6,181        4,983
Cumulative effect of change in accounting principle          --           --           --           838           --
Minority interest  .................................      1,350        1,330        1,136           881          949
                                                      ---------     --------     --------     ---------     --------
Net income   .......................................  $  18,044     $ 17,759     $ 15,152     $  11,729     $ 12,680
                                                      =========     ========     ========     =========     ========
PRO FORMA INCOME STATEMENT DATA(1):
Net income before taxes  ...........................  $  29,492
Provision for income tax expense  ..................     10,324
Minority interest  .................................        184
                                                      ---------
Net income   .......................................  $  18,984
                                                      =========
PER SHARE DATA(2):
Net income   .......................................  $    0.96     $   0.94     $   0.80     $    0.62     $   0.67
Book value   .......................................       6.61         6.15         5.32          5.06         4.84
Tangible book value   ..............................       6.12         5.62         5.25          4.97         4.73
Cash dividends  ....................................       0.50         0.25         0.42          0.40         0.35
Dividends payout ratio   ...........................      52.08%       26.60%       52.50%        64.52%       52.24%
Weighted average common and common equivalent shares
 outstanding (in thousands) ........................     18,873       18,873       18,873        18,873       18,873
PRO FORMA PER SHARE DATA(1):
Net income   .......................................  $    0.94
Book value   .......................................
Cash dividends  ....................................       0.50
Dividends payout ratio   ...........................      53.19%
Weighted average common and common equivalent shares
 outstanding (in thousands) ........................     20,093

                                                                 AS OF AND FOR THE
                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                          -------------------------------
                                                             1997            1996
                                                          --------------- ---------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT
                                                                  PER SHARE DATA)
BALANCE SHEET DATA:
Total assets   ..........................................  $ 1,517,529     $ 1,451,676
Securities  .............................................      384,988         346,676
Loans ...................................................      953,052         909,202
Allowance for loan losses  ..............................       12,209          11,770
Total deposits ..........................................    1,298,535       1,253,964
Total shareholders' equity ..............................      129,150         119,123

PRO FORMA BALANCE SHEET DATA(1):
Total assets   ..........................................  $ 1,522,044
Total shareholders' equity ..............................      141,989

AVERAGE BALANCE SHEET DATA:
Total assets   ..........................................  $ 1,533,553     $ 1,387,477
Securities  .............................................      330,095         324,240
Loans ...................................................      983,091         851,834
Allowance for loan losses  ..............................       12,272          11,823
Total deposits ..........................................    1,326,907       1,208,298
Total shareholders' equity ..............................      122,346         114,714

PERFORMANCE RATIOS(3):
Return on average assets   ..............................         1.23%           1.24%
Return on average equity   ..............................        15.42           14.98
Net interest margin  ....................................         4.57            4.81
Efficiency ratio(4)  ....................................        60.48           63.62

ASSET QUALITY RATIOS(5):
Nonperforming assets to total loans and other real
 estate  ................................................         1.82%           0.60%
Net loan charge-offs to average loans(3)  ...............         0.40            0.22
Allowance for loan losses to total loans  ...............         1.28            1.29
Allowance for loan losses to nonperforming loans(6)              79.70          504.93

CAPITAL RATIOS(5):
Leverage ratio ..........................................         8.52%           8.27%
Average shareholders' equity to average total assets     .        7.98            8.27
Tier 1 risk-based capital ratio  ........................        14.14           14.06
Total risk-based capital ratio   ........................        15.39           15.31

                                                                                 AS OF AND FOR THE
                                                                              YEARS ENDED DECEMBER 31,
                                                          ----------------------------------------------------------------
                                                             1996             1995            1994            1993
                                                          ---------------- --------------- --------------- ---------------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total assets   ..........................................  $  1,511,951     $ 1,324,968     $ 1,172,209     $ 1,106,641
Securities  .............................................       331,204         320,084         359,545         284,611
Loans ...................................................       973,640         821,090         667,091         641,413
Allowance for loan losses  ..............................        11,578          11,411          11,680          11,563
Total deposits ..........................................     1,320,126       1,156,324       1,029,116         967,615
Total shareholders' equity ..............................       124,693         116,140         100,447          95,509

PRO FORMA BALANCE SHEET DATA(1):
Total assets   ..........................................
Total shareholders' equity ..............................

AVERAGE BALANCE SHEET DATA:
Total assets   ..........................................  $  1,405,517     $ 1,261,146     $ 1,136,191     $ 1,148,513
Securities  .............................................       327,425         348,438         328,504         342,779
Loans ...................................................       872,094         735,318         635,555         627,929
Allowance for loan losses  ..............................        11,793          11,893          11,968          10,922
Total deposits ..........................................     1,221,350       1,105,382       1,000,787       1,011,508
Total shareholders' equity ..............................       116,493         106,141          95,250          91,393

PERFORMANCE RATIOS(3):
Return on average assets   ..............................          1.28%           1.41%           1.33%           1.02%
Return on average equity   ..............................         15.49           16.73           15.91           12.83
Net interest margin  ....................................          4.75            4.91            5.06            5.14
Efficiency ratio(4)  ....................................         62.29           63.09           63.70           71.17

ASSET QUALITY RATIOS(5):
Nonperforming assets to total loans and other real
 estate  ................................................          0.55%           0.96%           1.21%           2.19%
Net loan charge-offs to average loans(3)  ...............          0.25            0.25            0.37            0.14
Allowance for loan losses to total loans  ...............          1.19            1.39            1.75            1.80
Allowance for loan losses to nonperforming loans(6)              395.96          244.09          230.74          112.46

CAPITAL RATIOS(5):
Leverage ratio ..........................................          8.52%           8.78%           9.32%           8.82%
Average shareholders' equity to average total assets     .         8.29            8.42            8.38            7.96
Tier 1 risk-based capital ratio  ........................         14.44           13.75           15.63           16.13
Total risk-based capital ratio   ........................         15.69           15.00           16.88           17.38

                                                             1992
                                                          ---------------
BALANCE SHEET DATA:
Total assets   ..........................................  $ 1,193,649
Securities  .............................................      343,900
Loans ...................................................      678,920
Allowance for loan losses  ..............................       10,022
Total deposits ..........................................    1,062,368
Total shareholders' equity ..............................       91,329

PRO FORMA BALANCE SHEET DATA(1):
Total assets   ..........................................
Total shareholders' equity ..............................

AVERAGE BALANCE SHEET DATA:
Total assets   ..........................................  $ 1,195,731
Securities  .............................................      372,866
Loans ...................................................      613,459
Allowance for loan losses  ..............................        9,116
Total deposits ..........................................    1,068,858
Total shareholders' equity ..............................       84,479

PERFORMANCE RATIOS(3):
Return on average assets   ..............................         1.06%
Return on average equity   ..............................        15.01
Net interest margin  ....................................         4.78
Efficiency ratio(4)  ....................................        68.67

ASSET QUALITY RATIOS(5):
Nonperforming assets to total loans and other real
 estate  ................................................         4.62%
Net loan charge-offs to average loans(3)  ...............         0.27
Allowance for loan losses to total loans  ...............         1.48
Allowance for loan losses to nonperforming loans(6)              64.20

CAPITAL RATIOS(5):
Leverage ratio ..........................................         8.03%
Average shareholders' equity to average total assets     .        7.07
Tier 1 risk-based capital ratio  ........................        14.46
Total risk-based capital ratio   ........................        15.71

---------------
(1) Pro forma balance sheet information gives effect to the Reorganization as if it occurred on September 30, 1997. Pro forma income statement information gives effect to the goodwill amortization and change in minority interest as a result of the Reorganization as if the Reorganization occurred on January 1, 1996.

(2) Per share data is based upon the weighted average number of common and common equivalent shares outstanding during the period, adjusted for a 20% stock dividend in 1996 and for the Stock Split. Under FASB No. 128, the calculation of basic and fully diluted earnings per share would be the same for all periods presented.

(3) All interim periods have been annualized.
(4) Calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding securities gains and losses.
(5) At period end, except for "Net loan charge-offs to average loans" and "Average shareholders' equity to average total assets."
(6) Nonperforming loans consist of nonaccrual loans, restructured loans and accruing loans 90 days or more past due.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company analyzes the major elements of the Company's balance sheets and statements of operations. This section should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes and other detailed information appearing elsewhere in this Prospectus.


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996


OVERVIEW


     The strong balance sheet growth from 1995 and 1996 continued through the first quarter of 1997. During the second quarter, the Board of Directors entered into negotiations with Barnett for the sale of the Company. While these negotiations terminated within ten days of the public announcement thereof, they resulted in high personnel turnover, significantly greater than historical experience. During the second and third quarters, the Company's retail and lending staff experienced particularly high turnover. See "The Company--Barnett Negotiations." The Company took a defensive posture with its customers during this period by adjusting loan and fee pricing downward and deposit pricing upward, as well as increasing its advertising costs, in order to retain customers. The Company believes that some of its customers were concerned with the uncertainty relating to a potential sale of the Company and that others were more intensely solicited by the Company's competitors. The Company also increased its personnel costs in order to retain employees. The Company overcame this episode with a limited impact on its balance sheet, but experienced some decline in loans and deposits and felt the impact of the resulting competitive pressures on its second and third quarter earnings. The provision for loan losses during the nine month period ended September 30, 1997 was also above historical levels, as the Company experienced a higher than historical level of losses in its commercial loan portfolio and continued losses in its consumer portfolio. Although there is no assurance and it is impossible for the Company to predict with any certainty at this time, based upon present conditions, the Company does not believe that it will experience, in 1998, as high a level of loan losses relative to its historical performance as it experienced in 1997. Actual results may differ from management's beliefs and such difference could result in higher losses.


     Net income for the nine month period ended September 30, 1997 was $14.1 million or 9.30% more than net income of $12.9 million for the nine months ended September 30, 1996. Net income per share was $0.75 for the nine months ended September 30, 1997 and $0.68 for the nine months ended September 30, 1996. The increase in net income reflected higher net interest income, which was driven by growth in interest-earning assets. Earnings were impacted by a higher provision for loan losses in 1997 which was double the amount provided for during the same period in 1996. Return on average assets and return on average equity were 1.23% and 15.42%, respectively, for the nine months ended September 30, 1997, compared to 1.24% and 14.98%, respectively, for the nine months ended September 30, 1996. Earnings for the nine month period ended September 30, 1996 were affected by a special FDIC assessment of $1.4 million.


     Total assets at September 30, 1997 increased to $1,517.5 million from $1,451.7 million at September 30, 1996, an increase of $65.8 million or 4.53%. Deposits rose to $1,298.5 million at September 30, 1997 from $1,254.0 million at September 30, 1996, an increase of $44.5 million or 3.55%. Total shareholders' equity was $129.2 million at September 30, 1997, representing a $10.1 million or 8.48% increase over total shareholders' equity of $119.1 million at September 30, 1996.


RESULTS OF OPERATIONS


  NET INTEREST INCOME

     Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income.

     Net interest income for the nine months ended September 30, 1997 was $47.8 million compared to $45.6 million for the nine months ended September 30, 1996, an increase of $2.2 million or 4.82%. Interest income increased primarily as a result of increased loan volume, partially offset by a decrease in average yields on loans. Average interest-earning assets increased to $1,399.4 million for the nine months ended September 30, 1997 from $1,264.9 million for the nine months ended September 30, 1996, an increase of $134.5 million or 10.63%. Average loans increased to $983.1 million for the nine months ended September 30, 1997 from $851.8 million for the nine months ended September 30, 1996, an increase of $131.3 million or 15.41%. The increase in interest income was partially offset by a $6.3 million or 19.76% increase in interest expense primarily due to the growth in time deposits and the average rates paid thereon. Average interest-bearing liabilities increased to $1,119.3 million for the nine months ended September 30, 1997 from $984.0 million for the nine months ended September 30, 1996, an increase of $135.3 million or 13.75%. Average time deposits increased to $742.8 million for the nine months ended September 30, 1997 from $616.0 million for the nine months ended September 30, 1996, an increase of $126.8 million or 20.58%.


     The Company posted net interest margins of 4.57% and 4.81% and net interest spreads of 3.66% and 3.86% for the periods ended September 30, 1997 and September 30, 1996, respectively. The decrease in the net interest margin from the first nine months of 1996 to the first nine months of 1997 reflects a three basis point increase in the yield on average interest-earning assets and a 23 basis point increase in the cost of interest-bearing liabilities. The yield on average interest-earning assets increased to 8.20% for the nine months ended September 30, 1997 from 8.17% for the nine months ended September 30, 1996, primarily due to a 22 basis point increase in the average yield on securities. This was partially offset by a 16 basis point decrease in the average yield on loans due to competitive pressures and growth in lower yielding international loans. The cost of interest-bearing liabilities increased to 4.54% for the nine months ended September 30, 1997 from 4.31% for the nine months ended September 30, 1996. This increase was due mainly to increased funding from higher cost time deposits and higher costs of funds.

     The following table presents for the periods indicated the total dollar amount of average balances, interest income from average interest-earning assets, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and annualized rates. No tax equivalent adjustments were made and all average balances are average daily balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                                     NINE MONTHS ENDED SEPTEMBER 30,
                                         ---------------------------------------------------------------------------------------
                                                            1997                                        1996
                                         ------------------------------------------- -------------------------------------------
                                           AVERAGE                                     AVERAGE
                                         OUTSTANDING    INTEREST         AVERAGE     OUTSTANDING    INTEREST          AVERAGE
                                           BALANCE     EARNED/PAID      YIELD/RATE     BALANCE     EARNED/PAID       YIELD/RATE
                                         ------------- ---------------- ------------ ------------- ----------------- -----------
                                                                         (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
 Total loans(1) ........................   $  983,091    $  66,934(1)     9.10%        $  851,834    $   59,035(1)     9.26%
 Taxable securities   ..................      295,435       13,974         6.32           294,174        13,294         6.04
 Tax-exempt securities   ...............       34,660        1,480         5.71            30,066         1,363         6.06
 Federal funds sold and other
   temporary investments ...............       86,217        3,498         5.42            88,800         3,631         5.46
                                          -----------    -----------       ----       -----------    ------------       ----
  Total interest-earning assets   ......    1,399,403       85,886         8.20         1,264,874        77,323         8.17
                                                         -----------       ----                      ------------       ----
Less allowance for loan losses .........       12,272                                      11,823
                                          -----------                                 -----------
Total interest-earning assets, net of
  allowance  ...........................    1,387,131                                   1,253,051
Nonearning assets  .....................      146,422                                     134,426
                                          -----------                                 -----------
  Total assets  ........................   $1,533,553                                  $1,387,477
                                          ===========                                 ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
 Interest-bearing demand deposits   .      $   64,388          729         1.51        $   66,444           820         1.65
 Savings and money market
   accounts  ...........................      250,766        5,260         2.80           262,989         5,635         2.86
 State, county and municipal
   certificates of deposit  ............       28,535        1,170         5.48            16,920           677         5.39
 Certificates of deposit ...............      714,305       28,628         5.36           599,030        23,225         5.18
 Federal funds purchased and
   securities sold under repurchase
   agreements   ........................       54,471        1,965         4.82            34,040         1,208         4.74
 Other borrowings  .....................        6,824          287         5.62             4,609           197         5.71
                                          -----------    -----------       ----       -----------    ------------       ----
  Total interest-bearing liabilities   .    1,119,289       38,039         4.54           984,032        31,762         4.31
                                                         -----------       ----                      ------------       ----
 Noninterest-bearing liabilities:
  Noninterest-bearing demand
    deposits ...........................      268,913                                     262,913
  Other liabilities   ..................       13,909                                      17,294
                                          -----------                                 -----------
   Total liabilities  ..................    1,402,111                                   1,264,239
 Minority interest .....................        9,096                                       8,524
 Shareholders' equity ..................      122,346                                     114,714
                                          -----------                                 -----------
  Total liabilities and
    shareholders' equity ...............   $1,533,553                                  $1,387,477
                                          ===========                                 ===========
 Net interest income  ..................                 $  47,847                                   $   45,561
                                                         ===========                                 ============
 Net interest spread  ..................                                  3.66%                                        3.86%
                                                                           ====                                         ====
 Net interest margin  ..................                                  4.57%                                        4.81%
                                                                           ====                                         ====

----------------
(1) Includes $2.2 million and $1.7 million in loan fees for the 1997 and 1996 periods, respectively.

     The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume have been allocated to rate.

                                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                                            1997 VS. 1996
                                                               ----------------------------------------
                                                                   INCREASE (DECREASE)
                                                                         DUE TO
                                                               ---------------------------
                                                               VOLUME         RATE            TOTAL
                                                               ----------   --------------   ----------
                                                                        (DOLLARS IN THOUSANDS)
Interest-earning assets
 Total loans   .............................................    $9,096        $(1,197)        $7,899
 Securities ................................................       265            532            797
 Federal funds sold and other temporary investments   ......      (106)           (27)          (133)
                                                                ------        -------         ------
  Total increase (decrease) in interest income  ............     9,255           (692)         8,563
                                                                ------        -------         ------
Interest-bearing liabilities
 Interest-bearing demand deposits   ........................       (25)           (66)           (91)
 Savings and money market accounts  ........................      (262)          (113)          (375)
 State, county and municipal certificates of deposit  ......       465             28            493
 Certificates of deposit and other time deposits   .........     4,466            937          5,403
 Federal funds purchased and securities sold under
   repurchase agreements   .................................       725             32            757
 Other borrowings ..........................................        95               (5)          90
                                                                ------        ----------      ------
  Total increase (decrease) in interest expense ............     5,464            813          6,277
                                                                ------        ---------       ------
 Increase (decrease) in net interest income  ...............    $3,791        $(1,505)        $2,286
                                                                ======        =========       ======

  PROVISION FOR LOAN LOSSES


     In determining the adequacy of the allowance for loan losses, the Company considers portfolio quality, composition, loss experience, growth, economic conditions and other risk factors related to the loan portfolio. The provision for loan losses increased to $3.6 million for the nine months ended September 30, 1997 from $1.8 million for the same time period in 1996, an increase of $1.8 million or 100%. The increased provision resulted from a continued high level of consumer loan losses and above historical average commercial loan losses in 1997. See "--Financial Condition--Allowance for Loan Losses."


  NONINTEREST INCOME


     Noninterest income is an important source of revenue for financial institutions in a deregulated environment. Noninterest income for the nine months ended September 30, 1997 was $18.0 million, an increase of $107,000 or 0.60% from $17.9 million for the same period in 1996. The following table presents for the periods indicated the major categories of noninterest income:

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                              --------------------
                                               1997        1996
                                              ---------   --------
                                                  (DOLLARS IN
                                                   THOUSANDS)
Service charges on deposit accounts  ......   $ 9,037      $ 9,754
Merchant credit card discounts ............     6,109        5,246
Letter of credit fees .....................       793          792
Gains on sale of securities ...............        --            1
Other noninterest income ..................     2,024        2,063
                                              -------      -------
   Total noninterest income ...............   $17,963      $17,856
                                              =======      =======

     Service charges on deposit accounts is the largest component of noninterest income and a significant source of revenue to the Company. Service charges on deposit accounts declined by $717,000 or 7.35% to $9.0 million for the nine months ended September 30, 1997 from $9.8 million for the nine months ended September 30, 1996, principally as a result of a reduced number of overdrafts and reduced monthly service fees on certain checking accounts. The Company generates substantial noninterest income from merchant credit card discounts, consisting of fees paid by commercial clients for the processing of credit card transactions. Merchant credit card discounts increased $863,000 or 16.45% to $6.1 million for the nine months ended September 30, 1997 from $5.2 million for the nine months ended September 30, 1996, principally due to the successful marketing of such services. Letter of credit fees remained constant during the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996.


  NONINTEREST EXPENSE


     Noninterest expenses decreased $546,000 or 1.37% to $39.8 million for the nine month period ended September 30, 1997 from $40.3 million for the nine month period ended September 30, 1996. The efficiency ratio, calculated by dividing total noninterest expenses by net interest income plus noninterest income excluding securities gains or losses, was 60.48% for the nine months ended September 30, 1997 and 63.62% for the nine months ended September 30, 1996. This improvement was partially due to personnel savings in 1997 and the aforementioned large 1996 expenditures.


     The following table represents for the periods indicated the major categories of noninterest expense:

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                         -------------------------
                                                             1997          1996
                                                         -----------   -----------
                                                          (DOLLARS IN THOUSANDS)
Employee compensation and benefits  ..................    $20,144       $20,472
                                                          -------       -------
Non-staff expenses:
 Occupancy  ..........................................      4,379         3,661
 Furniture and equipment   ...........................      2,034         2,088
 Provision for loss on disposition of property  ......         --           810
 Merchant credit card interchange fees ...............      4,227         3,693
 Professional fees   .................................        379         1,097
 FDIC assessment  ....................................        194         1,720
 Advertising   .......................................      1,025           696
 Amortization of intangibles  ........................        683           716
 Printing and supplies  ..............................        689           731
 Other real estate owned   ...........................        236           149
 Fraud losses (recoveries) net   .....................        401           (60)
 Capitalized construction interest credit ............       (390)         (520)
 Other   .............................................      5,798         5,092
                                                          -------       -------
  Total non-staff expenses ...........................     19,655        19,873
                                                          -------       -------
  Total noninterest expense   ........................    $39,799       $40,345
                                                          =======       =======

     Employee compensation and benefit expense for the nine months ended September 30, 1997 was $20.1 million, a decrease of $328,000 or 1.60% from $20.5 million in the same period of 1996. This decrease was primarily a result of the implementation of a reengineering study of the Company (the "Reengineering Study"), partially offset by normal salary increases, the impact of branch expansion and mid-year staff compensation adjustments due to the high level of turnover. Total full-time equivalent employees at September 30, 1997 increased to 691 from 683 at September 30, 1996.


     Non-staff expenses decreased to $19.7 million for the nine month period ended September 30, 1997 from $19.9 million for the same period in 1996, a decrease of $218,000 or 1.10%. This decrease in non-staff expenses primarily reflected reduced charges related to a special FDIC assessment, provision for loss on disposition of property and the Reengineering Study, partially offset by increased occupancy expenses relating to the Company's new headquarters and the opening of three new branches, increased merchant credit card interchange fees, increased advertising expenditures, increased fraud losses and increases in certain other expenses.


     Occupancy expenses increased $718,000 in the nine months ended September 30, 1997, principally as a result of the opening of the Company's new corporate headquarters in April 1997. During the nine months ended September 30, 1996, the Company recorded a provision of $810,000 related to disposition of property. The Company did not record a similar provision during the nine months ended September 30, 1997.


     In 1995, the Company commissioned an independent consultant to conduct the Reengineering Study. The focus of the Reengineering Study was to enable the Company to better manage costs related to personnel. The costs associated with the Reengineering Study are reflected in professional fees paid by the Company in 1995 and 1996. Professional fees decreased by $718,000 in the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996, primarily as a result of the completion of the Reengineering Study in August 1996.


     In September 1996, the Company paid a one-time FDIC assessment of $1.4 million with respect to the Company's deposits acquired from failed thrifts and insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. Principally because no similar assessment was made in the nine months ended September 30, 1997, FDIC assessment decreased by $1.5 million as compared to the nine months ended September 30, 1996.


     Merchant credit card interchange fees increased by $534,000 in the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996 as a result of the growth of the Company's merchant credit card operations.


  INCOME TAXES


     Income tax expense includes the regular federal income tax at the statutory rate and the Florida bank franchise tax. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of non-deductible interest expenses and the amount of other non-deductible expense. Taxable income with respect to the Florida bank franchise tax is federal pre-tax income, plus income obligations of tax exempt entities located outside the state of Florida less related nondeductible interest expenses. A credit is allowed against the tax equal to the lesser of 65.00% of the bank franchise tax or the amount of Florida intangible tax expense paid during the year. An additional exclusion from taxable income is provided for net income from an international banking facility. During the nine months ended September 30, 1997, income tax expense was $7.2 million or 4.00% lower than the $7.5 million for the nine months ended September 30, 1996. The effective tax rate for the nine months ended September 30, 1997 was 32.32%.


  NEW ACCOUNTING PRONOUNCEMENTS


     In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and in December 1996, the FASB issued a related Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB No. 125" (collectively "Statement No. 125"). Statement No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on a financial components approach that focuses on control. Portions of Statement No. 125 were effective for transactions entered into after December 31, 1996 with the remaining portions effective for transactions entered into after December 31, 1997. The impact of adopting Statement No. 125 has not been nor is it currently expected to be material to the Company's financial position or results of operations.


     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("Statement No. 128"). Statement No. 128 specifies the computation, presentation and disclosure requirements for earnings per share for public companies. It replaces primary earnings per share and fully diluted earnings per share with basic earnings per share and diluted earnings per share and is effective for the reporting periods ending after December 15, 1997. For the Company, the computation for basic earnings per share is similar to the primary earnings per share currently presented by the Company. The calculation of diluted earnings per share will first apply to the Company for the financial statements upon the effective date of the Plan and the grant of options thereunder. The impact of adopting Statement No. 128 will depend upon the number of options outstanding under the Plan at any one time.


     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("Statement No. 129"). Statement No. 129 continues previous requirements to disclose certain information about an entity's capital structure. The Company currently complies with the disclosure requirements of Statement No. 129.


     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). Statement No. 130 establishes standards for reporting and display of comprehensive income and its components in an entity's financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income as a separate component in the equity section of a statement of financial position. This statement is effective for reporting periods beginning after December 15, 1997. The impact of adopting Statement No. 130 cannot be determined at this time.


     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information ("Statement No. 131"). Statement No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and for related disclosures about products and services, geographic areas and major customers. This statement is effective for reporting periods beginning after December 15, 1997. The Company's internal reports contain the necessary information to comply with this statement.

FINANCIAL CONDITION


  LOAN PORTFOLIO


     Loans, net of unearned interest, were $953.1 million at September 30, 1997, an increase of $43.9 million or 4.83% from $909.2 million at September 30, 1996.


     The following table summarizes the loan portfolio of the Company by type of loan as of the dates indicated:

                                                               AS OF SEPTEMBER 30,
                                       --------------------------------------------------------------------
                                                     1997                                1996
                                       ---------------------------------   --------------------------------
                                        AMOUNT        % OF GROSS LOANS      AMOUNT        % OF GROSS LOANS
                                       ------------   ------------------   ------------   -----------------
                                                              (DOLLARS IN THOUSANDS)
Domestic:
 Commercial ........................    $289,291             30.25%         $276,585            30.31%
 Commercial real estate ............     249,468             26.09           216,233            23.69
 Construction  .....................      53,923              5.64            32,891             3.60
 Residential first mortgages  ......     150,125             15.70           128,142            14.04
 Residential equity lines  .........      17,698              1.85            18,434             2.02
 Consumer   ........................      64,884              6.79            88,602             9.71
 Overdrafts ........................       3,845              0.40             3,401             0.37
 Bankers' acceptances   ............          --                --            29,762             3.26
                                        --------            ------          --------           ------
  Total domestic  ..................     829,234             86.72           794,050            87.00
                                        --------            ------          --------           ------
Foreign:
 Banks   ...........................      63,498              6.64            84,117             9.22
 Bankers' acceptances   ............      26,862              2.81             5,981             0.66
 Government ........................       2,000              0.21             4,000             0.44
 Other   ...........................      34,588              3.62            24,512             2.68
                                        --------            ------          --------           ------
  Total foreign   ..................     126,948             13.28           118,610            13.00
                                        --------            ------          --------           ------
   Total gross loans ...............     956,182            100.00%          912,660           100.00%
                                                            ======                             ======
Unearned ...........................      (3,130)                             (3,458)
                                        --------                            --------
    Total loans   ..................    $953,052                            $909,202
                                        ========                            ========

     The primary lending focus of the Company is on commercial loans, commercial real estate loans and construction loans. The Company also focuses on single-family residential loans, as well as to a lesser extent, international loans and consumer loans.


     The Company engages in commercial lending to small and medium-sized businesses. The commercial loans primarily include term loans and lines of credit. Commercial loans include trade financing for local commercial customers who are primarily importing from or exporting to Latin America or the Caribbean. A broad range of short to medium-term commercial loans, primarily collateralized, are made available to businesses for working capital (including inventory and receivables), business expansion and the purchase of equipment and machinery. Commercial loans are originated primarily through relationships that the Company's officers have with local businesses. Generally, the Company's commercial loans are underwritten in the Company's primary market area on the basis of the borrower's ability to service such debt from income or asset conversion. Commercial loans generally are for amounts between $25,000 and $15 million, and are generally secured by business assets, which may include accounts receivable and inventory, certificates of deposit, securities, real estate, guarantees or other collateral. At September 30, 1997, the average loan was approximately $100,000 and the Company had outstanding $289.3 million of commercial loans. Approximately 6.30% of the commercial loans outstanding at September 30, 1997 were unsecured.


     The Commercial Real Estate Division of the Bank focuses on commercial real estate loans, which include permanent financing of various types of properties, and on construction loans. Commercial real estate loans generally range between $1 million and $16 million. Such loans are originated primarily through relationships that the Company's officers have with local property owners and developers. These loans are generally collateralized by first liens on the underlying real estate, including the property being constructed, where applicable, and generally relate to rental apartments, shopping centers, office buildings, warehouses and single-family residential projects. Generally, these loans relate to real estate in the Company's primary market area. The Company conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on construction loans. Construction loans generally have terms ranging from 12-18 months. Permanent loans are generally for five-year terms with a balloon payment due in the final year, although for competitive reasons, the Company has begun to offer ten-year loans with a rate adjustment after five years and a balloon payment due in the tenth year. In underwriting commercial real estate loans, consideration is given to the property's operating history, future operating projections, location and physical condition of the property. In underwriting construction loans, consideration is given to the experience of the builder and the feasibility of the project. The underwriting analysis also includes credit checks, appraisals and a review of the financial condition of the borrower. The Company originates most of its commercial real estate portfolio, although it will occasionally purchase participations in commercial real estate loans directly from other financial institutions. Generally, the loan-to-value ratio of these loans does not exceed 75% of appraised value. At September 30, 1997, the average loan was approximately $700,000 and the Company had outstanding $303.4 million of commercial real estate and construction loans.


     The Company offers a complete line of single-family residential mortgage loans. Single-family residential mortgage loans are generally for terms of 15 or 30 years and may be fixed or adjustable, usually depending upon the market. Loans collateralized by single-family residential real estate generally have been originated in amounts of no more than 80% of appraised value or have mortgage insurance. The Company always requires mortgage title insurance and hazard insurance in the amount of the loan. Although at September 30, 1997, 32.88% of the Company's residential mortgage loans are Fannie Mae-qualified, loans in excess of $207,000 and loans made to international customers are not. Single-family residential mortgage loans are usually originated through advertisements and referrals. The Company generally does not purchase or sell residential mortgage loans, although on occasion the Company will sell such loans without recourse to the Company and retain servicing rights. At September 30, 1997, the Company had outstanding $150.1 million in single-family residential mortgage loans and was servicing $21.5 million of such loans which it had sold.


     The Retail Division of the Bank focuses on consumer loans, including automobile loans, home improvement loans and personal loans, as well as residential equity lines. Consumer loans generally range between $1,000 and $300,000. The terms of these loans typically range from one year to six years and vary based upon the nature of collateral and size of loan. Equity lines expire after a maximum of ten years. The Bank's branches represent the primary sources for these loans. In April 1997, the Company discontinued its indirect automobile lending operations due to a high level of loan losses. At September 30, 1997, the Company had outstanding $82.6 million of consumer loans and residential equity lines, $28.4 million of which were indirect automobile loans.


     Foreign loans consist of most international loans and other loans to foreign-domiciled borrowers with respect to whom the Company has domestic guarantees or cash collateral. The Bank does not consider the latter a part of international lending activities. At September 30, 1997, the Company had outstanding $106.7 million of international loans, ($100.8 million of which represented foreign loans) and $26.1 million in loans to foreign-domiciled borrowers, or an aggregate of $126.9 million of foreign loans. Institutional loans primarily consist of trade financing for correspondent financial institutions, which aggregated $72.6 million at September 30, 1997. This included pre-export financing, which represented 82% of trade financing for correspondent financial institutions at September 30, 1997. International loans range between $50,000 and $6 million. The terms of these loans generally do not exceed six months. These loans usually are originated through correspondent banking relationships which the Company has developed in Latin America and the Caribbean over the years. The Company also provides financing to local import-export companies, including financing guaranteed by the Eximbank.


     The Company is organized along specialized lending groups. The Real Estate Division is responsible for commercial and residential real estate loans. The Corporate Division is responsible for commercial and international loans. At September 30, 1997, the Company's lending limit was approximately $22.0 million. The lending limit is applied to each borrower and related entities to the extent required by law. Finally, the Retail Banking Division is responsible for consumer lending and commercial loans below $100,000.


     The Company's Credit Division maintains the Company's credit policy and establishes underwriting standards. This division monitors compliance with policy through the Company's Credit Administration department and handles problem credits through the Company's Special Assets department. Finally, the Credit Division provides support in the underwriting process through the preparation of credit analyses and other reports by the Credit Analysis department.


     Each lending division can approve non-residential mortgage loans of up to $200,000 internally if there are no exceptions to Company underwriting guidelines and policy, and up to $100,000 if there are exceptions. Non-residential mortgage loans over this amount and up to $500,000 must be approved by the Credit Division and loans of $500,000 and more require Loan Committee approval. Residential mortgage loans under $1 million are approved within the Real Estate Division. Residential mortgage loans $1 million and higher must be approved by the Loan Committee. The Loan Committee consists of the Chief Executive Officer and President of the Bank, the Executive Vice President and Chief Credit Officer, the Executive Vice President--Real Estate Lending and the Executive Vice President-- Corporate Banking. In addition, the Company has a Country Risk Committee that meets regularly throughout the year to review the Company's international lending activities and practices and the level of exposure in the countries in which it makes loans. The Country Risk Committee consists of the Chairman of the Company, the Chief Executive Officer of Bancorp and the Bank, the Executive Vice President and Chief Credit Officer of the Bank, the Executive Vice President--Corporate Banking of the Bank and the Vice President--International of the Bank.


     At September 30, 1997, commercial loans outstanding were $289.3 million, an increase of $12.7 million or 4.59% from the $276.6 million outstanding at September 30, 1996. Commercial real estate loans outstanding at September 30, 1997 were $249.5 million, an increase of $33.3 million or 15.40% from the $216.2 million outstanding at September 30, 1996. Construction loans outstanding at September 30, 1997 were $53.9 million, an increase of $21.0 million or 63.83% from the $32.9 million outstanding at September 30, 1996. Residential mortgage loans increased $22.0 million or 17.17% from $128.1 million at September 30, 1996 to $150.1 million at September 30, 1997. Consumer loans, including residential equity lines outstanding, declined $24.4 million or 22.80% from $107.0 million at September 30, 1996 to $82.6 million at September 30, 1997. Foreign loans increased $8.3 million or 7.00% from $118.6 million at September 30, 1996 to $126.9 million at September 30, 1997.

     The contractual maturity ranges of domestic commercial, commercial real estate and construction loan portfolio and foreign loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of September 30, 1997 are summarized in the following table:

                                                                 AS OF SEPTEMBER 30, 1997
                                                   ----------------------------------------------------
                                                                 BETWEEN
                                                   ONE YEAR      ONE AND         AFTER
                                                    OR LESS     FIVE YEARS     FIVE YEARS      TOTAL
                                                   ----------   ------------   ------------   ---------
                                                                  (DOLLARS IN THOUSANDS)
Domestic:
 Commercial ....................................   $136,339       $126,885       $26,067       $289,291
 Commercial real estate ........................     38,429        163,626        47,413        249,468
 Construction loans  ...........................     33,338         19,329         1,256         53,923
                                                   --------       --------       -------       --------
  Total domestic  ..............................    208,106        309,840        74,736        592,682
                                                   --------       --------       -------       --------
Foreign:
 Banks   .......................................     63,148            350            --         63,498
 Bankers' acceptances   ........................     26,862             --            --         26,862
 Government ....................................      2,000             --            --          2,000
 Other   .......................................     34,588             --            --         34,588
                                                   --------       --------       -------       --------
  Total foreign   ..............................    126,598            350            --        126,948
                                                   --------       --------       -------       --------
    Total   ....................................   $334,704       $310,190       $74,736       $719,630
                                                   ========       ========       =======       ========
Loans with a predetermined interest rate  ......   $177,576       $198,499       $55,780       $431,855
Loans with a floating interest rate ............    157,128        111,691        18,956        287,775
                                                   --------       --------       -------       --------
    Total   ....................................   $334,704       $310,190       $74,736       $719,630
                                                   ========       ========       =======       ========

  LOANS BY COUNTRY


     The following table sets forth the distribution of the Company's gross loans by country of the borrower at the dates indicated.

                                            AS OF SEPTEMBER 30,
                              ------------------------------------------------
                                       1997                      1996
                              -----------------------   ----------------------
                                         % OF GROSS                % OF GROSS
                              AMOUNT       LOANS        AMOUNT       LOANS
                              --------   ------------   --------   -----------
                                           (DOLLARS IN MILLIONS)
United States  ............     $829         86.71%       $794        86.97%
Brazil   ..................       32          3.35          28         3.07
Peru  .....................       15          1.57          13         1.42
Ecuador  ..................       12          1.26          13         1.42
Other(1) ..................       68          7.11          65         7.12
                                ----        ------        ----       ------
  Total Gross Loans  ......     $956        100.00%       $913       100.00%
                                ====        ======        ====       ======

----------------
(1) "Other" consists of loans to borrowers in countries in which loans did not exceed the lesser of $11 million or one percent of total assets on the dates indicated.

  TOTAL CROSS-BORDER OUTSTANDINGS BY COUNTRY


     The following table sets forth, at the dates indicated, the aggregate amount of the Company's cross-border outstandings (including foreign bonds, due from bank accounts and interest-earning deposits with other banks), as well as the percentage of such cross-border outstandings to the Company's total assets.

                                 AS OF SEPTEMBER 30,
                   ------------------------------------------------
                            1997                      1996
                   -----------------------   ----------------------
                              % OF TOTAL                % OF TOTAL
                   AMOUNT       ASSETS       AMOUNT       ASSETS
                   --------   ------------   --------   -----------
                                (DOLLARS IN MILLIONS)
Brazil .........     $ 32        2.11%         $ 28        1.93%
Peru   .........       15        0.99            13        0.90
Ecuador   ......       12        0.79            13        0.90
Other(1)  ......       70        4.61            67        4.61
                     ----        ----          ----        ----
  Total   ......     $129        8.50%         $121        8.34%
                     ====        ====          ====        ====

----------------
(1) "Other" consists of loans to borrowers in countries in which loans did not exceed $11 million or one percent of total assets on the dates indicated.



  NONPERFORMING ASSETS


     The Company has established procedures to assist it in maintaining the overall quality of its loan portfolio. The Company has established underwriting guidelines to be followed by its officers. The Company also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.


     The Company has historically reflected improving loan quality, with non-performing assets declining from 1992 through 1996 as a percentage of loans and other real estate owned. At September 30, 1997, nonaccrual loans had increased to $14.1 million from $1.5 million at September 30, 1996. This large increase is primarily attributable to a single borrowing relationship consisting of two loans with an aggregate outstanding balance at September 30, 1997 of $9.7 million. This indebtedness consists of a performing asset-based lending line secured by inventory and accounts receivable and a term workout loan of $2.6 million secured by various other assets of the borrowing entity. Both loans are on nonaccrual status with interest recognized on a cash basis due to the financial condition of the borrower. A specific allowance for possible loan losses has been made for these loans.


     The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days are placed on nonaccrual status, unless a loan is both well-secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as significant doubt exists as to collection of the principal. Otherwise, interest is recognized on a cash basis. The Company is sometimes required to revise a loan's interest rate or repayment terms in a troubled debt restructuring. In addition to nonaccrual loans, the Company's internal loan review department evaluates additional potential problem loans as to risk exposure in determining the adequacy of the allowance for loan losses.


     The Company maintains on an ongoing basis updated appraisals on nonaccrual loans and potential problem loans secured by real estate. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses. The Company records other real estate at fair value at the time of acquisition, less estimated costs to sell.

     The following table presents information regarding nonperforming assets at September 30, 1997 and September 30, 1996:

                                                                       AS OF SEPTEMBER 30,
                                                                    --------------------------
                                                                     1997           1996
                                                                    ------------   -----------
                                                                      (DOLLARS IN THOUSANDS)
Nonaccrual loans ................................................    $ 14,058       $ 1,459
Restructured loans  .............................................         379           419
Accruing loans 90 days or more past due  ........................         882           453
Other real estate   .............................................       2,043         3,140
                                                                     --------       -------
  Total nonperforming assets ....................................    $ 17,362       $ 5,471
                                                                     ========       =======
Nonperforming assets to total loans and other real estate  ......        1.82%         0.60%
                                                                     ========       =======

     There were no foreign loans in these categories on each of the reporting dates.


     The Company would have recorded additional interest income of approximately $237,000 in the first nine months of 1997 on nonperforming loans if the loans had been current in accordance with original terms. Interest income recorded on nonperforming loans for the first nine months of 1997 was approximately $957,000.


  ALLOWANCE FOR LOAN LOSSES


     The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses which it believes is adequate for estimated losses in the Company's loan portfolio. Based on an evaluation of the loan portfolio by the Company's internal loan review department, management presents a monthly review of the allowance for loan losses to the Bank's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification of the Company's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, and the evaluation of its loan portfolio by the loan review function, which prepares an analysis of the adequacy of the allowance. Charge-offs occur when loans are deemed to be uncollectible.


     The Company follows a loan review program to evaluate the credit risk in the loan portfolio. Through the loan review process, the Company maintains an internally classified loan list which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans classified as "substandard" are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt.


     Loans classified as "doubtful" are those loans which have characteristics similar to substandard accounts, but with an increased risk that a loss may occur, or at least a portion of the loan may require a charge-off if liquidated at present. Loans classified as "loss" are those loans which are in the process of being charged off.


     In order to determine the adequacy of the allowance for loan losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. A general allowance is established based upon the Company's historical loss experience for loans not criticized. An unallocated portion of the allowance represents management's best estimate of probable losses inherent in the loan portfolio which cannot be associated with a specific loan or segment of the portfolio, but that reflect risks associated with economic conditions, the size of loans being funded and other factors, such as trends in delinquencies. The Company then charges to operations a provision for loan losses to maintain the allowance for loan losses at an adequate level as determined by the foregoing methodology.


     For the nine months ended September 30, 1997, net loan charge-offs totalled $3.0 million or 0.30% of average loans outstanding for the period (or 0.40% on an annualized basis), compared to $1.4 million in net loan charge-offs or 0.17% of average loans outstanding for the nine months ended September 30, 1996 (or 0.22% on an annualized basis). During the nine months ended September 30, 1997, the Company recorded a provision for loan losses of $3.6 million, compared to $1.8 million for the nine months ended September 30, 1996. In 1997, the Company charged off $1.3 million with respect to two commercial loans which accounted for most of the increase in the provision. In addition, the Company experienced a continuing high level of losses on consumer loans, substantially arising from losses with respect to indirect automobile loans and small unsecured loans. At September 30, 1997, the allowance totalled $12.2 million or 1.28% of total loans, resulting in a ratio of the allowance to nonperforming loans of 79.70%.


     The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

                                                                        NINE MONTHS ENDED
                                                                          SEPTEMBER 30,
                                                                  -----------------------------
                                                                    1997           1996
                                                                  ------------   --------------
                                                                     (DOLLARS IN THOUSANDS)
Average loans outstanding  ....................................    $983,091        $851,834
                                                                   ========        ========
Total loans outstanding at end of period  .....................    $953,052        $909,202
                                                                   ========        ========
Allowance for loan losses at beginning of period   ............    $ 11,578        $11,411
Provision for loan losses  ....................................       3,604          1,778
Charge-offs:
  Commercial and industrial   .................................      (2,119)          (789)
  Real estate  ................................................        (146)              (1)
  Consumer  ...................................................      (1,765)        (1,448)
  Foreign   ...................................................          --             --
Recoveries:
  Commercial and industrial   .................................         512            350
  Real estate  ................................................          14             17
  Consumer  ...................................................         531            452
  Foreign   ...................................................          --             --
                                                                   --------        ---------
Net loan charge-offs ..........................................      (2,973)        (1,419)
                                                                   --------        ---------
Allowance for loan losses at end of period   ..................    $ 12,209        $11,770
                                                                   ========        =========
Ratio of allowance to end of period loans .....................        1.28%          1.29%
Ratio of net loan charge-offs to average loans  ...............        0.30%          0.17%
Ratio of allowance to end of period nonperforming loans  ......       79.70%        504.93%

     The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                      AS OF SEPTEMBER 30, 1997    AS OF SEPTEMBER 30, 1996
                                                      -------------------------   ------------------------
                                                                     % OF                        % OF
                                                       AMOUNT     GROSS LOANS      AMOUNT     GROSS LOANS
                                                      ---------   -------------   ---------   ------------
                                                                     (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses applicable to:
Domestic:
 Commercial .......................................   $ 5,436         30.25%      $ 5,140         30.31%
 Commercial real estate ...........................       616         26.09           586         23.69
 Construction  ....................................        75          5.64            59          3.60
 Residential first mortgages  .....................       364         15.70           212         14.04
 Residential equity lines  ........................       147          1.85            47          2.02
 Consumer   .......................................     1,237          6.79         1,024          9.71
 Overdrafts .......................................       275          0.40            63          0.37
 Bankers' acceptances   ...........................        --            --            --          3.26
                                                      -------        ------       -------        ------
  Total domestic  .................................     8,150         86.72         7,131         87.00
                                                      -------        ------       -------        ------
Foreign:
 Banks   ..........................................       381          6.64           684          9.22
 Bankers' acceptances   ...........................        --          2.81            --          0.66
 Government .......................................        17          0.21            36          0.44
 Other   ..........................................       232          3.62           144          2.68
                                                      -------        ------       -------        ------
  Total foreign   .................................       630         13.28           864         13.00
                                                      -------        ------       -------        ------
Unallocated .......................................     3,429                       3,775
                                                      -------                     -------
  Total allowance for loan losses   ...............   $12,209        100.00%      $11,770        100.00%
                                                      =======        ======       =======        ======

     The Company believes that the allowance for loan losses at September 30, 1997 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at September 30, 1997.


  SECURITIES


     The Company uses its securities portfolio primarily as a source of liquidity and secondarily as a source of income. At September 30, 1997, investment securities totalled $385.0 million, an increase of $38.3 million from $346.7 million at September 30, 1996. The increase was primarily attributable to purchases of securities of United States agencies and corporations. At September 30, 1997, investment securities represented 25.37% of total assets compared to 23.88% of total assets at September 30, 1996. The yield on the investment portfolio for the nine months ended September 30, 1997 was 6.26% compared to a yield of 6.04% for the nine months ended September 30, 1996.


     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. At the date of purchase, the Company is required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold these securities to maturity. Investments not classified as held to maturity are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized. The Company does not have a trading account.

     The following table presents the amortized cost of securities classified as available-for-sale and their approximate fair values at September 30, 1997:

                                                                  AS OF SEPTEMBER 30, 1997
                                            --------------------------------------------------------------------
                                                                    GROSS               GROSS            FAIR
                                            AMORTIZED COST     UNREALIZED GAIN     UNREALIZED LOSS      VALUE
                                            ----------------   -----------------   -----------------   ---------
                                                                   (DOLLARS IN THOUSANDS)
United States Treasury securities  ......       $109,020             $535               $  --           $109,555
Securities of the United States
 agencies and corporations   ............         45,437              263                 (70)            45,630
                                                --------             ----               -----           --------
  Total .................................       $154,457             $798               $ (70)          $155,185
                                                ========             ====               =====           ========

     The following table presents the amortized cost of securities classified as held-to-maturity and their approximate fair values at September 30, 1997:

                                                                  AS OF SEPTEMBER 30, 1997
                                            --------------------------------------------------------------------
                                                                    GROSS               GROSS            FAIR
                                            AMORTIZED COST     UNREALIZED GAIN     UNREALIZED LOSS      VALUE
                                            ----------------   -----------------   -----------------   ---------
                                                                   (DOLLARS IN THOUSANDS)
United States Treasury securities  ......       $ 72,445            $  502              $  --           $ 72,947
Securities of the United States agencies
 and corporations   .....................        122,757               195                (62)           122,890
Securities issued by states and political
 subdivisions ...........................         32,782               744                 --             33,526
Other debt securities  ..................            600                --                 --                600
Federal Reserve Bank stock   ............          1,219                --                 --              1,219
                                                --------            ------              -----           --------
  Total .................................       $229,803            $1,441              $ (62)          $231,182
                                                ========            ======              =====           ========

     The following table summarizes the contractual maturity of investment securities at amortized cost (including federal funds sold and temporary investments) and their weighted average yields. No tax equivalent adjustments were made.

                                           AS OF SEPTEMBER 30, 1997
                                  -------------------------------------------
                                                           AFTER ONE YEAR
                                                             BUT WITHIN
                                     WITHIN ONE YEAR         FIVE YEARS
                                  --------------------- ---------------------
                                   AMOUNT    YIELD       AMOUNT    YIELD
                                  ---------- ---------- ---------- ----------
                                            (DOLLARS IN THOUSANDS)
United States Treasury
 securities .....................  $110,420     6.33%    $ 71,045     6.29%
Securities of other United
 States agencies and
 corporations  ..................    29,870     6.87      125,709     6.57
Securities issued by states
 and political subdivisions   .       3,858     5.56        2,994     4.44
Other debt securities   .........        --       --          250     8.00
                                   --------     ----     --------     ----
  Total debt securities .........   144,148     6.42      199,998     6.44
Federal Reserve Bank stock               --       --           --       --
Federal funds sold   ............    42,103     6.19           --       --
Temporary investments   .........       873     4.13           --       --
                                   --------     ----     --------     ----
  Total  ........................  $187,124     6.37%    $199,998     6.44%
                                   ========     ====     ========     ====

                                   AFTER FIVE YEARS
                                      BUT WITHIN
                                       TEN YEARS        AFTER TEN YEARS
                                  ------------------- -------------------
                                   AMOUNT   YIELD      AMOUNT   YIELD      TOTAL     YIELD
                                  --------- --------- --------- --------- ---------- ------
United States Treasury
 securities .....................  $    --      --%    $    --      --%    $181,465  6.31%
Securities of other United
 States agencies and
 corporations  ..................    6,496    6.61       6,119    6.61      168,194   6.63
Securities issued by states
 and political subdivisions   .     11,482    5.24%     14,448    5.78       32,782   5.44
Other debt securities   .........      350    7.03          --      --          600   7.43
                                   -------    ----     -------    ----     --------   ----
  Total debt securities .........   18,328    5.76      20,567    6.02      383,041   6.37
Federal Reserve Bank stock              --      --       1,219    6.00        1,219   6.00
Federal funds sold   ............       --      --          --      --       42,103   6.19
Temporary investments   .........       --      --          --      --          873   4.13
                                   -------    ----     -------    ----     --------   ----
  Total  ........................  $18,328    5.76%    $21,786    6.02%    $427,236  6.36%
                                   =======    ====     =======    ====     ========  ====

  DERIVATIVES

     At September 30, 1997, the Company did not have off-balance sheet derivative contracts outstanding. The Company does engage in a nominal amount of foreign exchange contracts primarily as an accommodation to commercial customer needs. The investment portfolio includes a $25 million par value United States government agency inverse floater maturing in February 1998. The portfolio also contains some securities with callable options.

  DEPOSITS


     The Company offers a variety of deposit accounts having a wide range of interest rates and terms to its deposit customers, both foreign and domestic. The Company relies primarily on competitive pricing and customer service to attract and retain these deposits. The Company does not have any brokered deposits.


     The Company's average total deposits for the nine months ended September 30, 1997 were $1,326.9 million or 9.82% above the average total deposits during the same period in 1996. The Company's total deposits at September 30, 1997 were $1,298.5 million or 3.55% over total deposits at September 30, 1996.


     The Company's lending and investment activities are funded primarily by deposits, approximately 43.40% of which were demand and savings deposits at September 30, 1997. Average non-interest bearing deposits for the nine month period ended September 30, 1997 were $268.9 million as compared to $262.9 million for the same period in 1996, an increase of 2.28%. Approximately 20.27% of average deposits for the nine month period ended September 30, 1997 were non-interest bearing. Interest-bearing time deposits have represented the primary source of deposit growth during 1997. Interest-bearing time deposits increased an average of 20.60% for the first nine months of 1997 compared to the comparable period in 1996.


     The daily average balances and weighted average interest rates paid on interest-bearing deposits for the nine months ended September 30, 1997 are presented below:

                                                                NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                              ----------------------------------------
                                                                AMOUNT       % OF TOTAL      RATE
                                                              ------------   ------------   ----------
                                                                       (DOLLARS IN THOUSANDS)
Interest-bearing demand deposits   ........................    $   64,388         4.85%        1.51%
Savings ...................................................       133,534        10.06         2.94
Money market  .............................................       117,232         8.84         2.65
State, county and municipal certificates of deposit  ......        28,535         2.15         5.48
Time deposits less than $100,000   ........................       425,749        32.09         5.42
Time deposits $100,000 and over ...........................       239,704        18.06         5.38
International banking facility deposits  ..................        48,852         3.68         5.21
                                                               ----------       ------         ----
  Total interest-bearing deposits  ........................     1,057,994        79.73         4.52
Noninterest-bearing deposits ..............................       268,913        20.27           --
                                                               ----------       ------         ----
    Total deposits  .......................................    $1,326,907       100.00%        3.61%
                                                               ==========       ======         ====

     The following table sets forth the amount of the Company's time deposits that are $100,000 or greater by time remaining until maturity (includes international banking facility deposits and state, county and municipal certificates of deposit that are $100,000 or greater):

                                             AS OF SEPTEMBER 30, 1997
                                             -------------------------
                                              (DOLLARS IN THOUSANDS)
     3 months or less   ..................           $101,147
     Between 3 months and 6 months  ......             81,873
     Between 6 months and 1 year .........             84,715
     Over 1 year  ........................             14,460
                                                     --------
       Total   ...........................           $282,195
                                                     ========

     As of September 30, 1997, 34 of such deposits had balances between $500,000 and $1 million and 12 had balances over $1 million.

     As part of its funding process, the Company obtains deposits from customers domiciled in other countries, primarily in Latin America. The following table sets forth the amounts of deposits by country from customers domiciled outside of the United States as of the dates indicated, as well as the composition of such deposits by deposit type.

                                                              AS OF
                                                             SEPTEMBER
                                                               30,
                                                          --------------
                                                          1997     1996
                                                          ------   -----
                                                           (DOLLARS IN
                                                            MILLIONS)
COUNTRY:
Venezuela .............................................    $ 89    $ 71
Ecuador   .............................................      46      65
Dominican Republic ....................................      19      12
Costa Rica   ..........................................      18      18
Mexico ................................................      18      19
Spain  ................................................      17       8
Brazil ................................................      12      10
Argentina .............................................      13       8
Guatemala .............................................      14      10
Colombia  .............................................      11      11
Panama ................................................      11       6
Honduras  .............................................      10       8
El Salvador  ..........................................       8       5
British West Indies   .................................       4       2
Other(1)  .............................................      41      32
                                                           ----    ----
  Total foreign deposits ..............................    $331    $285
                                                           ====    ====
COMPOSITION BY DEPOSIT TYPE:
Certificates of deposit and other time deposits  ......    $182    $106
Other  ................................................     149     179
                                                           ----    ----
  Total foreign deposits ..............................    $331    $285
                                                           ====    ====

----------------
(1) "Other" consists of deposits from customers domiciled in countries from which total deposits did not exceed $4 million as of September 30, 1997.

  INTEREST RATE SENSITIVITY AND LIQUIDITY


     The Company's fund management policy provides management with guidance for effective funds management, and the Company has established a measurement system for monitoring its net interest rate sensitivity position. The Company manages its sensitivity position within established guidelines.


     An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect adversely net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely.


     The following table sets forth an interest rate sensitivity analysis for the Company at September 30, 1997:

                                           VOLUMES SUBJECT TO REPRICING WITHIN
                                        -----------------------------------------
                                          0-30        31-180        181-365
                                          DAYS         DAYS          DAYS
                                        ------------ ------------- --------------
                                                 (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Federal funds sold and other
  temporary investments ...............  $  42,453    $       --    $      523
 Securities ...........................     48,209       101,939        85,734
 Total loans   ........................    362,687       116,906        69,629
                                         ---------    ----------    ----------
 Total interest-earning assets   ......    453,349       218,845       155,886
                                         ---------    ----------    ----------
Interest-bearing liabilities:
 Demand, money market and
  savings deposits   ..................    299,255            --            --
 Certificates of deposit and other
  time deposits   .....................    100,300       331,301       245,474
                                         ---------    ----------    ----------
  Total interest-bearing deposits   ...    399,555       331,301       245,474
 Federal funds purchased and
  securities sold under repurchase
  agreements   ........................     50,898            --            --
 Other borrowings .....................     18,985            --            --
                                         ---------    ----------    ----------
  Total interest-bearing liabilities       469,438       331,301       245,474
                                         ---------    ----------    ----------
 Period GAP ...........................    (16,089)     (112,456)      (89,588)
 Cumulative GAP   .....................    (16,089)     (128,545)     (218,133)
 Period GAP to total assets   .........      (1.06)%       (7.41)%      ( 5.90)%
 Cumulative GAP to total assets  ......      (1.06)        (8.47)       (14.37)
 Cumulative interest-earning assets
  to cumulative interest-bearing
  liabilities  ........................      96.57         83.95         79.15

                                                                                GREATER
                                          1-3          3-5         5-10          THAN
                                         YEARS        YEARS        YEARS       10 YEARS       TOTAL
                                        ------------ ------------ ------------ ------------ ------------
Interest-earning assets:
 Federal funds sold and other
  temporary investments ............... $      --    $      --    $      --    $      --     $    42,976
 Securities ...........................   128,175        5,700       13,810        1,421         384,988
 Total loans   ........................   110,831      147,075       52,063       93,861         953,052
                                        ---------    ---------    ---------    ---------     -----------
 Total interest-earning assets   ......   239,006      152,775       65,873       95,282       1,381,016
                                        ---------    ---------    ---------    ---------     -----------
Interest-bearing liabilities:
 Demand, money market and
  savings deposits   ..................        --           --           --           --         299,255
 Certificates of deposit and other
  time deposits   .....................    56,720          924           26           --         734,745
                                        ---------    ---------    ---------    ---------     -----------
  Total interest-bearing deposits   ...    56,720          924           26           --       1,034,000
 Federal funds purchased and
  securities sold under repurchase
  agreements   ........................        --           --           --           --          50,898
 Other borrowings .....................        --           --           --           --          18,985
                                        ---------    ---------    ---------    ---------     -----------
  Total interest-bearing liabilities       56,720          924           26           --       1,103,883
                                        ---------    ---------    ---------    ---------     -----------
 Period GAP ...........................   182,286      151,851       65,847       95,282     $   277,133
                                                                                             ===========
 Cumulative GAP   .....................   (35,847)     116,004      181,851      277,133
 Period GAP to total assets   .........     12.01%       10.01%        4.34%        6.28%
 Cumulative GAP to total assets  ......     (2.36)        7.64        11.98        18.26
 Cumulative interest-earning assets
  to cumulative interest-bearing
  liabilities  ........................     96.75       110.51       116.47       125.11

     Although the GAP analysis reflects a negative position, the Company believes that savings deposits reflected as repriceable in the 0-30 days' window and on which rates are set by management will reprice more slowly than the GAP analysis indicates.

     Shortcomings are inherent in GAP analysis since certain assets and liabilities may not move proportionately as interest rates change. Consequently, in addition to GAP analysis, the Company uses a simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet, respectively. Based on the Company's September 30, 1997 simulation analysis, the Company estimates that a 200 basis point rise or decline in rates over the next twelve month period would have an impact of less than 3.0% on its net interest income for the same period. The change is relatively small, despite the Company's liability sensitive GAP position. This results primarily from the behavior of demand, money market and savings deposits. The Company maintains an Asset/Liability Committee that reviews the Company's interest rate risk position, generally on a bi-weekly basis.


     Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis. During the past three years, the Company's liquidity needs have been met primarily by financing activities, which consisted mainly of growth in time deposits and borrowings supplemented by earnings through operating activities. Management believes that it will be able to renew or replace these funding sources at then existing market rates, which may be higher or lower than current rates. The composition of the investment portfolio also provides the Company with flexibility in its liquidity management.


  CAPITAL RESOURCES


     Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the FRB and the Bank is subject to capital adequacy requirements imposed by the OCC. Both the FRB and the OCC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.


     Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards issued by the FRB apply to the Company. These guidelines relate a financial institution's capital to the risk profile of its assets. The risk-based capital standards require all financial institutions to have "Tier 1 capital" of at least 4.0% and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. "Tier 1 capital" may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."


     The FRB has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to adjusted average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.


     Pursuant to Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Bank is subject to capital adequacy guidelines of the OCC that are substantially similar to the FRB guidelines. Also pursuant to FDICIA, the OCC has promulgated regulations setting the levels at which a national bank such as the Bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." See "Regulation-- The Company" and "--The Bank."


     Shareholders' equity increased from $119.1 million at September 30, 1996 to $129.2 million at September 30, 1997, an increase of $10.1 million or 8.48%. This increase was primarily the result of net income of $19.3 million, less the payment of common stock dividends of $9.8 million and an increase in net unrealized gain on available for sale securities, net of taxes of $556,000.


     The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of September 30, 1997 to the minimum and well-capitalized regulatory standards:

                                                                                         ACTUAL RATIO
                                           MINIMUM REQUIRED     WELL-CAPITALIZED     AT SEPTEMBER 30, 1997
                                           ------------------   ------------------   ----------------------
THE COMPANY
 Leverage ratio ........................   3.00%(1)                    N/A                    8.52%
 Tier 1 risk-based capital ratio  ......   4.00                        6.00%                 14.14
 Risk-based capital ratio   ............   8.00                       10.00                  15.39
THE BANK
 Leverage ratio ........................   3.00%(2)                    5.00%                  8.50%
 Tier 1 risk-based capital ratio  ......   4.00                        6.00                  14.12
 Risk-based capital ratio   ............   8.00                       10.00                  15.37

----------------
(1) The FRB may require the Company to maintain a leverage ratio of up to 200 basis points above the required minimum.
(2) The OCC may require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.


              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

OVERVIEW

     The Company engaged in several transactions in 1994, 1995 and 1996 which had a significant impact on the Company's performance in each of those years. In June 1995, the Company acquired the Plaza Bank of Miami which was merged into the Bank. This transaction added $105.7 million in deposits and $124.4 million in assets. A resulting intangible asset of $9.3 million was recorded as a result of this transaction. In 1995, the Bank began construction of its new headquarters which were occupied in April 1997. In anticipation of this move, the Company made provisions for estimated loss on disposition of property in 1995 and in 1996 in the amount of $650,000 and $1.3 million, respectively. In 1995, the Company commenced the Reengineering Study which was completed in August 1996. Professional fees associated with this study amounted to $209,000 and $638,000 in 1995 and 1996, respectively. In September 1996, the Company paid a one time FDIC assessment of $1.4 million with respect to the Company's deposits acquired from failed thrifts and insured by the SAIF.


     Net income was $18.0 million, $17.8 million and $15.2 million for each of the years ended December 31, 1996, 1995 and 1994, respectively, and net income per share was $0.96, $0.94 and $0.80 for each of these same periods, respectively. Earnings growth from 1995 to 1996 resulted principally from loan growth and increased fee income, but was impacted by the special FDIC assessment, Reengineering Study costs and provision for estimated loss on disposition of property. The increase in earnings from 1994 to 1995 was due primarily to loan growth, increased fee income and a reduced provision for loan losses. The Company posted returns on average assets of 1.28%, 1.41% and l.33% and returns on average equity of 15.49%, 16.73% and 15.91% for the years 1996, 1995 and 1994, respectively.


     Total assets at December 31, 1996, 1995 and 1994 were $1,512.0 million, $1,325.0 million and $1,172.2 million, respectively. Total deposits at December 31, 1996, 1995 and 1994 were $1,320.1 million, $1,156.3 million and $1,029.1 million, respectively. The Company retained the five offices acquired in 1995, as well as a major portion of the deposits at those locations. Total loans at December 31, 1996, 1995 and 1994 were $973.6 million, $821.1 million, and $667.1 million, respectively. Total loans increased

$152.5 million or 18.57% from December 31, 1995 to December 31, 1996 and $154.0 million or 23.09% from December 31, 1994 to December 31, 1995. Total shareholders' equity was $124.7 million, $116.1 million and $100.4 million at December 31, 1996, 1995 and 1994, respectively. Changes in common shareholders' equity primarily reflect net income, less cash dividends.


RESULTS OF OPERATIONS

  NET INTEREST INCOME


     1996 VERSUS 1995. Net interest income totalled $60.9 million in 1996 compared to $56.6 million in 1995, an increase of $4.3 million or 7.60%. Interest income increased $9.0 million or 9.46% primarily as a result of increased loan volume and the acquisition of an aggregate of $115.5 million of interest-earning assets relating to the acquisition of the Plaza Bank of Miami by the Company in June 1995, partially offset by a decrease in the average yield on loans. Average interest-earning assets increased by $127.5 million or 11.05% and average loans increased by $136.8 million or 18.60%, respectively, in 1996 as compared to 1995. The increase in interest income was partially offset by a $4.8 million or 12.50% increase in interest expense, primarily due to the growth in time deposits, net of a decline in the average rate paid on such deposits. Average interest-bearing liabilities increased by $114.7 million or 12.97% and average time deposits increased by $106.4 million or 20.36%, respectively, in 1996 as compared to 1995.


     Net interest margins were 4.75% and 4.91% and net interest spreads were 3.80% and 3.90%, in each case, for 1996 and 1995, respectively. The decrease in the net interest margin from 1995 to 1996 primarily reflects an 11 basis point decline in the yield on average interest-earning assets. The yield on average interest-earning assets declined to 8.13% in 1996 from 8.24% in 1995, principally due to a 37 basis point decline in the average yield on loans. The cost of interest-bearing liabilities declined from 4.34% in 1995 to 4.33% in 1996, principally due to a 10 basis point decrease in the average rate paid on time deposits and a 14 basis point decrease in the average rate paid on savings and money market accounts.


     Funds utilized for the construction of the Company's headquarters reduced the available volume of earning assets and resulting net interest income in 1996 and 1995. A capitalized construction interest cost was imputed and reflected as a credit in "Other Operating Expenses" in the amount of $773,000 and $255,000 in 1996 and 1995, respectively.


     1995 VERSUS 1994. Net interest income totalled $56.6 million for 1995 compared to $52.6 million in 1994, an increase of $4.0 million or 7.60%. Interest income increased $18.1 million primarily due to strong loan growth, an increased average yield on loans, and the acquisition of an aggregate of $115.5 million of interest-earning assets relating to the acquisition by the Company of the Plaza Bank of Miami in June 1995. Average interest-earning assets increased 10.93% and average loans increased 15.70%, respectively, in 1995 as compared to 1994. Loan yield increased from 8.50% in 1994 to 9.53% in 1995. The increase in interest income was partially offset by an increase in interest expense of $14.1 million, or 57.93%, reflecting an increase in interest-bearing deposits primarily as a result of an increase in the average rate paid on time deposits and savings and money market accounts, and also as a result of an increase in time deposits. Average interest-bearing liabilities increased by $93.6 million or 11.84% and average time deposits increased by $103.3 million or 24.63%, respectively, in 1995 as compared to 1994.


     Net interest margins were 4.91% and 5.06% and net interest spreads were 3.90% and 4.32%, for 1995 and 1994, respectively. The decrease in the net interest margin from 1994 to 1995 reflects a 126 basis point increase in the rate paid on average interest-bearing liabilities, partially offset by an 84 basis point increase in the yield on average interest-earning assets. The yield on average interest-earning assets increased to 8.24% in 1995 from 7.40% in 1994, principally due to a 103 basis point increase in the average yield on loans. The cost of interest-bearing liabilities increased from 3.08% in 1994 to 4.34% in 1995, principally due to a 160 basis point increase in the average rate paid on time deposits and a 65 basis point increase in the average rate paid on savings and money market accounts.

     The following table represents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are yearly average balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                              YEARS ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------------------
                                                    1996                                     1995
                                  ---------------------------------------- ----------------------------------------
                                    AVERAGE      INTEREST        AVERAGE     AVERAGE      INTEREST        AVERAGE
                                  OUTSTANDING    EARNED/          YIELD/   OUTSTANDING    EARNED/          YIELD/
                                    BALANCE        PAID           RATE       BALANCE        PAID           RATE
                                  ------------- ---------------- --------- ------------- ---------------- ---------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
 Total loans   ..................  $  872,094     $  79,897(1)    9.16%     $  735,318   $70,077(1)        9.53%
 Taxable securities  ............     296,318        17,893       6.04         312,897   18,447            5.90
 Tax-exempt securities  .........      31,107         1,874       6.02          35,541    2,340            6.58
 Federal funds sold and other
  temporary investments .........      82,064         4,470       5.45          70,330    4,192            5.96
                                   ----------     -----------     ----      ----------   ---------         ----
  Total interest earning
    assets  .....................   1,281,583       104,134       8.13       1,154,086   95,056            8.24
                                                  -----------     ----                   ---------         ----
Less allowance for
 loan losses   ..................     (11,793)                                 (11,893)
                                   ----------                               ----------
  Total interest-earning
    assets, net of
    allowance  ..................   1,269,790                                1,142,193
Nonearning assets ...............     135,727                                  118,953
                                   ----------                               ----------
  Total assets ..................  $1,405,517                               $1,261,146
                                   ==========                               ==========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
 Interest-bearing demand
  deposits  .....................  $   66,229         1,103       1.67      $   65,124    1,310            2.01
 Savings and money market
  accounts  .....................     261,718         7,474       2.86         270,119    8,111            3.00
 State, county and municipal
  certificates of deposit  ......      18,907         1,013       5.36           2,879      161            5.59
 Certificates of deposit   ......     610,132        31,692       5.19         519,761   27,480            5.29
 Federal funds purchased and
  securities sold ...............      37,483         1,769       4.72          21,465    1,105            5.15
 Other borrowings ...............       4,432           198       4.47           4,883      244            5.00
                                   ----------     -----------     ----      ----------   ---------         ----
  Total interest-bearing
    liabilities   ...............     998,901        43,249       4.33         884,231   38,411            4.34
                                                  -----------     ----                   ---------         ----
Noninterest-bearing liabilities:
 Noninterest-bearing demand
  deposits  .....................     264,364                                  247,499
 Other liabilities   ............      17,102                                   15,393
                                   ----------                               ----------
  Total liabilities  ............   1,280,367                                1,147,123
 Minority interest   ............       8,657                                    7,882
 Shareholders' equity   .........     116,493                                  106,141
                                   ----------                               ----------
  Total liabilities and
    shareholders' equity   ......  $1,405,517                               $1,261,146
                                   ==========                               ==========
Net interest income  ............                 $  60,885                              $56,645
                                                  ===========                            =========
Net interest spread  ............                                 3.80%                                    3.90%
                                                                  ====                                     ====
Net interest margin  ............                                 4.75%                                    4.91%
                                                                  ====                                     ====

                                                   1994
                                  ---------------------------------------
                                    AVERAGE      INTEREST        AVERAGE
                                  OUTSTANDING    EARNED/          YIELD/
                                    BALANCE        PAID           RATE
                                  ------------- ---------------- --------
ASSETS
Interest-earning assets:
 Total loans   ..................  $  635,555     $  54,003(1)    8.50%
 Taxable securities  ............     274,321        16,000       5.83
 Tax-exempt securities  .........      54,183         3,844       7.09
 Federal funds sold and other
  temporary investments .........      76,288         3,117       4.09
                                   ----------     ---------       ----
  Total interest earning
    assets  .....................   1,040,347        76,964       7.40
                                                  ---------       ----
Less allowance for
 loan losses   ..................     (11,968)
                                   ----------
  Total interest-earning
    assets, net of
    allowance  ..................   1,028,379
Nonearning assets ...............     107,812
                                   ----------
  Total assets ..................  $1,136,191
                                   ==========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
 Interest-bearing demand
  deposits  .....................  $   65,464         1,414       2.16
 Savings and money market
  accounts  .....................     286,090         6,726       2.35
 State, county and municipal
  certificates of deposit  ......       1,356            45       3.32
 Certificates of deposit   ......     418,006        15,444       3.69
 Federal funds purchased and
  securities sold ...............      14,865           530       3.57
 Other borrowings ...............       4,813           163       3.39
                                   ----------     ---------       ----
  Total interest-bearing
    liabilities   ...............     790,594        24,322       3.08
                                                  ---------       ----
Noninterest-bearing liabilities:
 Noninterest-bearing demand
  deposits  .....................     229,871
 Other liabilities   ............      13,410
                                   ----------
  Total liabilities  ............   1,033,875
 Minority interest   ............       7,066
 Shareholders' equity   .........      95,250
                                   ----------
  Total liabilities and
    shareholders' equity   ......  $1,136,191
                                   ==========
Net interest income  ............                 $  52,642
                                                  =========
Net interest spread  ............                                 4.32%
                                                                  ====
Net interest margin  ............                                 5.06%
                                                                  ====

---------------
(1) Includes $2.1 million, $1.5 million and $1.5 million in loan fees for 1996, 1995 and 1994, respectively.

     The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume have been allocated to rate.

                                                                   YEAR ENDED                           YEAR ENDED
                                                           DECEMBER 31, 1996 VS. 1995           DECEMBER 31, 1995 VS. 1994
                                                      ------------------------------------ -------------------------------------
                                                        INCREASE (DECREASE)                   INCREASE (DECREASE)
                                                               DUE TO                               DUE TO
                                                      ------------------------             -------------------------
                                                          VOLUME      RATE      TOTAL          VOLUME       RATE      TOTAL
                                                      ----------- ------------ ----------- ------------ ------------ -----------
                                                                                (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Total loans  .......................................  $ 13,035    $ (3,215)    $  9,820     $8,480      $  7,594     $16,074
 Securities   .......................................    (1,254)        234       (1,020)     1,204          (261)        943
 Federal funds sold and other temporary
   investments   ....................................       699        (421)         278       (244)        1,319       1,075
                                                       --------    --------     --------     -------     --------     -------
   Total increase (decrease) in interest income   ...    12,480      (3,402)       9,078      9,440         8,652      18,092
                                                       --------    --------     --------     -------     --------     -------
Interest-bearing liabilities:
 Interest-bearing demand deposits  ..................        22        (229)        (207)        (7)          (97)       (104)
 Savings and money market accounts ..................      (252)       (385)        (637)      (375)        1,760       1,385
 State, county and municipal certificates of deposit        896         (44)         852         51            65         116
 Certificates of deposit and other time deposits  ...     4,781        (569)       4,212      3,755         8,281      12,036
 Federal funds purchased and securities sold under
   repurchase agreements  ...........................       825        (161)         664        235           340         575
 Other borrowings   .................................       (23)        (23)         (46)         2            79          81
                                                       --------    --------     --------     -------     --------     -------
   Total increase (decrease) in interest expense  ...     6,249      (1,411)       4,838      3,661        10,428      14,089
                                                       --------    --------     --------     -------     --------     -------
 Increase (decrease) in net interest income .........  $  6,231    $ (1,991)    $  4,240     $5,779      $ (1,776)    $ 4,003
                                                       ========    ========     ========     =======     ========     =======

  PROVISION FOR LOAN LOSSES


     The provision for loan losses increased to $2.4 million for 1996 from $890,000 for 1995, reflecting the impact of rising consumer loan losses and changes in the overall portfolio quality assessment. The provision for loan losses decreased to $890,000 for 1995 from $2.5 million for 1994, reflecting improved portfolio quality.


  NONINTEREST INCOME


     Noninterest income for the year ended December 31, 1996 was $24.2 million, an increase of $1.7 million or 7.56% compared to $22.5 million in 1995, primarily as a result of an increase in merchant credit card discounts. Noninterest income in 1995 increased $2.2 million or 10.84% over non-interest income of $20.3 million in 1994, primarily as a result of an increase in merchant credit card discounts. The following table presents for the periods indicated the major categories of noninterest income:

                                                   YEARS ENDED DECEMBER 31,
                                              ----------------------------------
                                               1996        1995          1994
                                              ---------   -----------   --------
                                                    (DOLLARS IN THOUSANDS)
Service charges on deposit accounts  ......    $12,960     $12,722      $12,769
Merchant credit card discounts ............      7,307       5,761        3,776
Letter of credit fees .....................      1,064       1,214        1,222
Gain (loss) on sale of securities .........          1        (185)           3
Other non-interest income   ...............      2,899       2,946        2,519
                                               -------     -------      -------
  Total non-interest income ...............    $24,231     $22,458      $20,289
                                               =======     =======      =======

     Service charges on deposit accounts are the primary component of noninterest income and have remained stable from 1994 to 1996. The increases in noninterest income from 1994 to 1996 resulted primarily from increases in merchant credit card discounts, the next largest component of noninterest income. Merchant credit card discounts increased by $1.5 million from $5.8 million in 1995 to $7.3 million in 1996 and by $2.0 million in 1995 from $3.8 million in 1994, principally due to successful marketing. Letter of credit fee income is another major source of noninterest income and declined by $150,000 or 12.50% in 1996 from $1.2 million in 1995, but was relatively constant from 1994 to 1995.


  NONINTEREST EXPENSES


     For the years ended December 31, 1996, 1995 and 1994, noninterest expense totaled $53.0 million, $50.0 million and $46.5 million, respectively. The Company's efficiency ratios were 62.29%, 63.09% and 63.70% for 1996, 1995 and 1994, respectively. The efficiency ratio improved slightly each year reflecting the Company's continued efforts to control operating expenses.

                                                               YEARS ENDED DECEMBER 31,
                                                         ------------------------------------
                                                          1996          1995          1994
                                                         -----------   -----------   --------
                                                                (DOLLARS IN THOUSANDS)
Employee compensation and benefits  ..................    $26,775       $27,472       $25,463
                                                          -------       -------       -------
Non-staff expenses:
 Occupancy expense   .................................      4,962         4,661         4,399
 Furniture and equipment expense .....................      2,793         2,375         2,340
 Provision for loss on disposition of property  ......      1,275           650            --
 Merchant credit card interchange fees ...............      5,104         3,961         2,554
 Professional fees   .................................      1,218           895           827
 FDIC assessment  ....................................      1,868         1,451         2,104
 Advertising   .......................................        880         1,098           725
 Amortization of intangibles  ........................        953           674           276
 Printing and supplies  ..............................        940           952           966
 Other real estate owned   ...........................        111           478           763
 Fraud losses (recoveries) net   .....................        (11)         (816)          378
 Capitalized construction interest credit ............       (773)         (255)           --
 Other   .............................................      6,922         6,425         5,661
                                                          -------       -------       -------
  Total non-staff expenses ...........................     26,242        22,549        20,993
                                                          -------       -------       -------
  Total noninterest expense   ........................    $53,017       $50,021       $46,456
                                                          =======       =======       =======

     Employee compensation and benefit expense for the year ended December 31, 1996 was $26.8 million, a decrease of $697,000 or 2.54% from $27.5 million for 1995. Employee compensation and benefit expenses for the year 1995 increased $2.0 million or 7.89% from 1994. The increase in 1995 was, to a large degree, due to increased staff as a result of the acquisition of the Plaza Bank of Miami. The decrease in 1996 resulted mainly from savings associated from implementation of the Reengineering Study. Total full-time equivalent employees at December 31, 1996, 1995 and 1994 were 690, 763 and 719, respectively.


     Non-staff expenses were $26.2 million in 1996, an increase of $3.7 million or 16.44% from $22.5 million in 1995. This increase in non-staff expenses primarily reflected increased merchant credit card interchange fees, an increase in the provision for loss on disposition of property, an increase in furniture and equipment expense and occupancy expense and amortization of intangibles related to the acquisition of Plaza Bank of Miami, increased charges related to the special FDIC assessment and the Reengineering Study and increases in certain other expenses. These increased expenses were partially offset by an increase in capitalized construction interest credit and decreases in other real estate owned and advertising expenses.


     Merchant credit card interchange fees increased by $1.1 million in 1996 as compared to 1995 as a result of the growth of the Company's merchant credit card operations.

     Occupancy expense increased $301,000, furniture and equipment expense increased $418,000 and amortization of intangibles increased by $279,000 in 1996 as compared to 1995, principally as a result of the acquisition of Plaza Bank of Miami. The provision for loss on disposition of property related to the opening of the Company's new headquarters increased by $625,000 in 1996 as compared to 1995. In addition, the capitalized interest credit relating to the construction of such headquarters increased by $518,000 in 1996 as compared to 1995.


     Principally as a result of expenses related to the Reengineering Study, professional fees increased by $323,000 in 1996 as compared to 1995. Other real estate owned expense decreased by $367,000 in 1996 as compared to 1995, principally as a result of the reduction of other real estate owned from $3.2 million as of December 31, 1995 to $2.4 million as of December 31, 1996, and a decrease in property taxes paid with respect to such property. Non-staff expenses in 1995 were also reduced by a substantial fraud recovery of $801,000.



     Non-staff expenses in 1995 increased by $1.5 million or 7.14% from $21.0 million in 1994. This increase in non-staff expenses primarily reflected increased merchant credit card interchange fees, the provision for loss on disposition of property, increased occupancy expense, amortization of intangibles related to the acquisition of Plaza Bank of Miami and increases in certain other expenses. These increased expenses were partially offset by a substantial fraud recovery in 1995, decreases in the FDIC assessment and other real estate owned expense, and an increase in capitalized construction interest credit.


     Merchant credit card interchange fees increased by $1.4 million in 1995 as compared to 1994 as a result of the growth of the Company's merchant credit card operations.


     Occupancy expense increased $262,000 and amortization of intangibles increased by $398,000 in 1995 as compared to 1994, principally as a result of the acquisition of Plaza Bank of Miami. In 1995, the Company established a $650,000 provision for loss on disposition of property related to the opening of the Company's new headquarters. In addition, the Company recorded a capitalized construction interest credit of $255,000 relating to the construction of such headquarters.


     Other real estate owned expense decreased by $285,000 in 1995 as compared to 1994, principally as a result of lower net losses realized on the disposition of other real estate owned.


  INCOME TAXES


     In 1996, income tax expense was $10.3 million, an increase of $1.2 million or 13.19% from $9.1 million for 1995. The 1995 amount was $1.4 million or 18.18% higher than $7.7 million for 1994. The effective tax rates in 1996, 1995 and 1994, respectively, were 34.74%, 32.29% and 32.06%.


FINANCIAL CONDITION


  LOAN PORTFOLIO


     Total loans increased by $152.5 million or 18.57% to $973.6 million at December 31, 1996, from $821.1 million at December 31, 1995. During 1995, total loans increased by $154.0 million or 23.08% from $667.1 million at December 31, 1994. The growth in loans reflected strong loan demand and the loans obtained in connection with the 1995 acquisition.


     Total loans represented 64.39%, 61.97% and 56.91% of assets at December 31, 1996, 1995 and 1994, respectively. Total loans represented 73.75%, 71.01% and 64.82% of deposits at December 31, 1996, 1995 and 1994, respectively.

     The following table summarizes the loan portfolio of the Company by type of loan as of the dates indicated:

                                                   AS OF DECEMBER 31,
                                     -----------------------------------------------
                                              1996                    1995
                                     ----------------------- -----------------------
                                                     %                       %
                                                  OF GROSS                OF GROSS
                                      AMOUNT       LOANS      AMOUNT       LOANS
                                     ------------ ---------- ------------ ----------
                                                 (DOLLARS IN THOUSANDS)
Domestic:
 Commercial ........................  $286,054       29.25%   $287,080       34.81%
 Commercial real estate ............   225,813       23.09     181,887       22.05
 Construction  .....................    38,761        3.96      33,957        4.12
 Residential first mortgages  ......   133,005       13.60     120,539       14.61
 Residential equity lines  .........    19,938        2.04      17,458        2.12
 Consumer   ........................    83,331        8.52      85,226       10.33
 Overdrafts ........................     3,722        0.38       3,349        0.41
 Bankers' acceptances   ............    20,826        2.14          --        0.00
                                      --------      ------    --------      ------
  Total domestic  ..................   811,450       82.98     729,496       88.45
                                      --------      ------    --------      ------
Foreign:
 Banks   ...........................   116,421       11.91      66,469        8.06
 Bankers' acceptances   ............    20,760        2.12         220        0.03
 Government ........................     3,000        0.31       6,000        0.73
 Other   ...........................    26,213        2.68      22,614        2.73
                                      --------      ------    --------      ------
  Total foreign   ..................   166,394       17.02      95,303       11.55
                                      --------      ------    --------      ------
   Total gross loans ...............   977,844      100.00%    824,799      100.00%
                                                    ======                  ======
Unearned ...........................    (4,204)                 (3,709)
                                      --------                --------
    Total loans   ..................  $973,640                $821,090
                                      ========                ========

                                              1994                    1993                     1992
                                     ----------------------- ----------------------- ------------------------
                                                     %                       %                       %
                                                  OF GROSS                OF GROSS                OF GROSS
                                      AMOUNT       LOANS      AMOUNT       LOANS      AMOUNT       LOANS
                                     ------------ ---------- ------------ ---------- ------------ -----------
Domestic:
 Commercial ........................  $202,921       30.26%   $207,962       32.22%   $215,589       31.52%
 Commercial real estate ............   165,102       24.62     141,146       21.87     145,133       21.22
 Construction  .....................    16,976        2.53      17,049        2.64      21,032        3.08
 Residential first mortgages  ......    90,926       13.56      96,192       14.90     115,323       16.86
 Residential equity lines  .........     9,829        1.47       4,701        0.73       3,953        0.58
 Consumer   ........................    72,668       10.84      62,810        9.73      57,921        8.47
 Overdrafts ........................     3,771        0.56       3,351        0.52       3,564        0.52
 Bankers' acceptances   ............       564        0.09         941        0.15      11,098        1.62
                                      --------      ------    --------      ------    --------      ------
  Total domestic  ..................   562,757       83.93     534,152       82.76     573,613       83.87
                                      --------      ------    --------      ------    --------      ------
Foreign:
 Banks   ...........................    74,591       11.12      58,739        9.10      61,682        9.02
 Bankers' acceptances   ............     5,236        0.78      12,986        2.01      18,935        2.77
 Government ........................     7,000        1.04       9,000        1.39       7,957        1.16
 Other   ...........................    20,901        3.13      30,520        4.74      21,762        3.18
                                      --------      ------    --------      ------    --------      ------
  Total foreign   ..................   107,728       16.07     111,245       17.24     110,336       16.13
                                      --------      ------    --------      ------    --------      ------
   Total gross loans ...............   670,485      100.00%    645,397      100.00%    683,949      100.00%
                                                    ======                  ======                  ======
Unearned ...........................    (3,394)                 (3,984)                 (5,029)
                                      --------                --------                --------
    Total loans   ..................  $667,091                $641,413                $678,920
                                      ========                ========                ========

     The contractual maturity ranges of the foreign, commercial and industrial and real estate loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 1996 are summarized in the following table:

                                                                AS OF DECEMBER 31, 1996
                                                   -------------------------------------------------
                                                                 BETWEEN        AFTER
                                                   ONE YEAR      ONE AND        FIVE
                                                    OR LESS     FIVE YEARS      YEARS       TOTAL
                                                   ----------   ------------   ---------   ---------
                                                                (DOLLARS IN THOUSANDS)
Domestic:
 Commercial ....................................    $129,707      $122,577      $33,770    $286,054
 Commercial real estate ........................      32,579       132,191       61,043     225,813
 Construction loans  ...........................      26,639        11,383          739      38,761
                                                    --------      --------      -------    --------
  Total domestic  ..............................     188,925       266,151       95,552     550,628
                                                    --------      --------      -------    --------
Foreign:
 Banks   .......................................     116,421            --           --     116,421
 Bankers' acceptances   ........................      20,760            --           --      20,760
 Government ....................................       1,000         2,000           --       3,000
 Other   .......................................      26,213            --           --      26,213
                                                    --------      --------      -------    --------
  Total foreign   ..............................     164,394         2,000           --     166,394
                                                    --------      --------      -------    --------
   Total .......................................    $353,319      $268,151      $95,552    $717,022
                                                    ========      ========      =======    ========
Loans with a predetermined interest rate  ......    $202,751      $165,959      $52,426    $421,136
Loans with a floating interest rate ............     150,568       102,192       43,126     295,886
                                                    --------      --------      -------    --------
   Total .......................................    $353,319      $268,151      $95,552    $717,022
                                                    ========      ========      =======    ========

     Effective January 1, 1995 the Company adopted SFAS No. 114, ACCOUNTING FOR CREDITORS FOR IMPAIRMENT OF A LOAN, as amended by SFAS No. 118, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN--INCOME RECOGNITION AND DISCLOSURES. Under SFAS No. 114, as amended, a loan is considered impaired based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. The implementation of SFAS No. 114 did not have a material adverse affect on the Company's financial statements.

  LOANS BY COUNTRY

     The following table sets forth the distribution of the Company's gross loans by country of the borrower at the dates indicated.

                                                         AS OF DECEMBER 31,
                             --------------------------------------------------------------------------
                                      1996                      1995                      1994
                             -----------------------   -----------------------   ----------------------
                                        % OF GROSS                % OF GROSS                % OF GROSS
                             AMOUNT       LOANS        AMOUNT       LOANS        AMOUNT       LOANS
                             --------   ------------   --------   ------------   --------   -----------
                                                       (DOLLARS IN MILLIONS)
United States ............     $812         83.03%       $730         88.48%       $563        84.03%
Brazil  ..................       30          3.07          19          2.30          30         4.48
Peru .....................       21          2.15           8          0.97           2         0.30
Ecuador ..................       13          1.33          13          1.58           8         1.19
Colombia   ...............       12          1.23           8          0.97           7         1.04
Guatemala  ...............       11          1.12          13          1.58          11         1.64
Panama  ..................       11          1.12           4          0.48           3         0.45
Other(1)   ...............       68          6.95          30          3.64          46         6.87
                               ----        ------        ----        ------        ----       ------
 Total Gross Loans  ......     $978        100.00%       $825        100.00%       $670       100.00%
                               ====        ======        ====        ======        ====       ======

----------------
(1) "Other" consists of loans to borrowers in countries in which loans did not exceed the lesser of $11 million or one percent of total assets on the dates indicated.


  TOTAL CROSS-BORDER OUTSTANDINGS BY COUNTRY


     The following table sets forth, at the dates indicated, the aggregate amount of the Company's cross-border outstandings (including foreign bonds, due from bank accounts and interest-earning deposits with other banks), as well as the percentage of such cross-border outstandings to the Company's total assets.

                                                AS OF DECEMBER 31,
                    --------------------------------------------------------------------------
                             1996                      1995                      1994
                    -----------------------   -----------------------   ----------------------
                               % OF TOTAL                % OF TOTAL                % OF TOTAL
                    AMOUNT       ASSETS       AMOUNT       ASSETS       AMOUNT       ASSETS
                    --------   ------------   --------   ------------   --------   -----------
                                              (DOLLARS IN MILLIONS)
Brazil  .........     $ 30         1.98%        $ 19       1.44%          $ 30         2.56%
Peru ............       21         1.39            8        0.60             2         0.17
Ecuador .........       13         0.86           13        0.98             8         0.68
Colombia   ......       12         0.79            8        0.60             7         0.60
Guatemala  ......       11         0.73           13        0.98            11         0.94
Panama  .........       11         0.73            4        0.30             3         0.26
Other(1)   ......       70         4.63           57        4.31            58         4.94
                      ----        -----         ----        ----          ----        -----
 Total  .........     $168        11.11%        $122       9.21%          $119        10.15%
                      ====        =====         ====        ====          ====        =====

----------------
(1) "Other" consists of loans to borrowers in countries in which loans did not exceed the lesser of $11 million or one percent of total assets on the dates indicated.

  NONPERFORMING ASSETS


     The Company's lending approach, as well as a healthy local economy, have resulted in strong asset quality. Nonperforming assets at December 31, 1996 were $5.3 million compared to $7.9 million at December 31, 1995 and $8.1 million at December 31, 1994. This resulted in ratios of nonperforming assets to total loans plus other real estate of 0.55%, 0.96% and 1.21% for the years ended 1996, 1995 and 1994, respectively.


     The following table presents information regarding nonperforming assets at the dates indicated:

                                                                   AS OF DECEMBER 31,
                                          ---------------------------------------------------------------------
                                           1996          1995          1994          1993           1992
                                          -----------   -----------   -----------   ------------   ------------
                                                                 (DOLLARS IN THOUSANDS)
Nonaccrual loans  .....................    $ 1,563       $ 4,066       $ 4,564       $  9,283       $ 14,622
Restructured loans   ..................        404           306           368            540            664
Accruing loans 90 days or more
 past due   ...........................        957           303           130            459            324
Other real estate .....................      2,411         3,247         3,041          3,855         16,529
                                           -------       -------       -------       --------       --------
  Total nonperforming assets  .........    $ 5,335       $ 7,922       $ 8,103       $ 14,137       $ 32,139
                                           =======       =======       =======       ========       ========
Nonperforming assets to total loans and
 other real estate   ..................       0.55%         0.96%         1.21%          2.19%          4.62%

     There were no foreign assets in these categories at each reporting date, except that at December 31, 1992 the Company had $561,000 of foreign assets in these categories.


     If the Company had recorded interest on non-accrual loans, interest income on loans would have increased by approximately $226,000, $350,000, $700,000, $900,000 and $1.2 million in 1996, 1995, 1994, 1993 and 1992, respectively.


  ALLOWANCE FOR LOAN LOSSES


     For the year ended 1996, net loan charge-offs totalled $2.2 million or 0.25% of average loans outstanding for the period, compared to $1.9 million or 0.25% in net loan charge-offs during 1995. During 1996, the Company recorded a provision for loan losses of $2.4 million compared with $890,000 for 1995. At December 31, 1996, the allowance totalled $11.6 million, or 1.19% of total loans. The Company made a provision for loan losses of $890,000 during 1995 as compared to a provision of $2.5 million for 1994. At December 31, 1995, the allowance aggregated $11.4 million or 1.39% of total loans compared to $11.7 million, or 1.75% of total loans at December 31, 1994.

     The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

                                                                         YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------------------------------
                                                     1996           1995         1994         1993           1992
                                                   -------------- ------------ ------------ -------------- ------------
                                                                          (DOLLARS IN THOUSANDS)
Average loans outstanding ........................   $872,094      $735,318     $635,555      $627,929      $613,459
                                                     ========      ========     ========      ========      ========
Total loans outstanding at end of period .........   $973,640      $821,090     $667,091      $641,413      $678,920
                                                     ========      ========     ========      ========      ========
Allowance for loan losses at beginning
 of period .......................................   $11,411       $ 11,680     $ 11,563      $10,022       $  8,500
Provision for loan losses ........................     2,381            890        2,500        2,450          3,205
Allowance from acquired bank .....................        --            701           --           --             --
Charge-offs:
 Commercial and industrial   .....................    (1,182)          (690)      (1,487)        (595)        (1,784)
 Real estate  ....................................        (1)          (131)        (864)        (625)          (366)
 Consumer  .......................................    (2,058)        (1,241)        (732)        (314)          (429)
 Foreign banks   .................................        --           (521)        (210)            (5)          --
Recoveries:
 Commercial and industrial   .....................       400            261          320          372            630
 Real estate  ....................................        17             21           82           41             64
 Consumer  .......................................       610            441          298          212            202
 Foreign banks   .................................        --             --          210            5             --
                                                     ---------     --------     --------      ---------     --------
Net loan charge-offs   ...........................    (2,214)        (1,860)      (2,383)        (909)        (1,683)
                                                     ---------     --------     --------      ---------     --------
Allowance for loan losses at end of period  ......   $11,578       $ 11,411     $ 11,680      $11,563       $ 10,022
                                                     =========     ========     ========      =========     ========
Ratio of allowance to end of period loans   ......      1.19%          1.39%        1.75%        1.80%          1.48%
Ratio of net loan charge-offs to
 average loans   .................................      0.25           0.25         0.37         0.14           0.27
Ratio of allowance to end of period
 nonperforming loans   ...........................    395.96         244.09       230.74       112.46          64.20

     The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                     AS OF DECEMBER 31,
                              -----------------------------------------------------------------
                                      1996                  1995                  1994
                              --------------------- --------------------- ---------------------
                                         % OF                  % OF                  % OF
                                         GROSS                 GROSS                 GROSS
                               AMOUNT    LOANS       AMOUNT    LOANS       AMOUNT    LOANS
                              --------- ----------- --------- ----------- --------- -----------
                                                   (DOLLARS IN THOUSANDS)
Balance of allowance for
 loan losses applicable
 to:
Domestic:
 Commercial   ............... $ 5,464      29.25%   $ 3,921      34.81%   $ 3,693      30.26%
 Commercial real estate   .       498      23.09      1,138      22.05        797      24.62
 Construction ...............      58       3.96         61       4.12        115       2.53
 Residential first
   mortgages  ...............     185      13.60        254      14.61        196      13.56
 Residential equity lines          66       2.04         28       2.12         13       1.47
 Consumer  ..................   1,164       8.52        825      10.33        781      10.84
 Overdrafts   ...............     150       0.38         78       0.41         95       0.56
 Bankers' acceptances  ......      --       2.14         --         --         --       0.09
                              -------     ------    -------     ------    -------     ------
  Total domestic ............   7,585      82.98      6,305      88.45      5,690      83.93
                              -------     ------    -------     ------    -------     ------
Foreign:
 Banks  .....................     943      11.91        597       8.06      1,321      11.12
 Bankers' acceptances  ......      --       2.12         --       0.03         --       0.78
 Government   ...............      20       0.31         52       0.73         79       1.04
 Other  .....................      51       2.68         --       2.73         --       3.13
                              -------     ------    -------     ------    -------     ------
  Total foreign  ............   1,014      17.02        649      11.55      1,400      16.07
                              -------     ------    -------     ------    -------     ------
Unallocated:  ...............   2,979                 4,457                 4,590
                              -------               -------               -------
  Total allowance for
    loan losses  ............ $11,578     100.00%   $11,411     100.00%   $11,680     100.00%
                              =======     ======    =======     ======    =======     ======

                                       1993                  1992
                              --------------------- ---------------------
                                         % OF                  % OF
                                         GROSS                 GROSS
                               AMOUNT    LOANS       AMOUNT    LOANS
                              --------- ----------- --------- -----------
Balance of allowance for
 loan losses applicable
 to:
Domestic:
 Commercial   ............... $ 5,579      32.22%   $ 3,957      31.52%
 Commercial real estate   .     1,070      21.87      1,824      21.22
 Construction ...............     226       2.64        136       3.08
 Residential first
   mortgages  ...............     377      14.90        702      16.86
 Residential equity lines          16       0.73         15       0.58
 Consumer  ..................     417       9.73        674       8.47
 Overdrafts   ...............     115       0.52        177       0.52
 Bankers' acceptances  ......      --       0.15         --       1.62
                              -------     ------    -------     ------
  Total domestic ............   7,800      82.76      7,485      83.87
                              -------     ------    -------     ------
Foreign:
 Banks  .....................     698       9.10        598       9.02
 Bankers' acceptances  ......      --       2.01         --       2.77
 Government   ...............      57       1.39         83       1.16
 Other  .....................     198       4.74         72       3.18
                              -------     ------    -------     ------
  Total foreign  ............     953      17.24        753      16.13
                              -------     ------    -------     ------
Unallocated:  ...............   2,810                 1,784
                              -------               -------
  Total allowance for
    loan losses  ............ $11,563     100.00%   $10,022     100.00%
                              =======     ======    =======     ======

  SECURITIES

     The following table summarizes the amortized cost of investment securities held by the Company as of the dates shown:

                                                                            AS OF DECEMBER 31,
                                                                    -----------------------------------
                                                                      1996         1995         1994
                                                                    ----------   ----------   ---------
                                                                          (DOLLARS IN THOUSANDS)
United States Treasury securities  ..............................   $203,096     $190,096      $191,214
Securities of the United States agencies and corporations  ......     89,956       71,275        99,075
Securities issued by states and political subdivisions  .........     35,895       30,909        43,265
Other debt securities  ..........................................        600       26,676        29,504
Federal Reserve Bank stock   ....................................      1,219          599           599
                                                                    --------     --------      --------
  Total securities  .............................................   $330,766     $319,555      $363,657
                                                                    ========     ========      ========

     The following table summarizes the carrying value and classification of securities as of the dates shown:

                                     AS OF DECEMBER 31,
                             -----------------------------------
                               1996         1995         1994
                             ----------   ----------   ---------
                                   (DOLLARS IN THOUSANDS)
Available-for-sale  ......    $168,894     $161,673    $152,321
Held-to-maturity .........     162,310      158,411     207,224
                              --------     --------    --------
  Total securities  ......    $331,204     $320,084    $359,545
                              ========     ========    ========

     At December 31, 1996, securities totalled $331.2 million, an increase of $11.1 million from $320.1 million at December 31, 1995. The increase occurred primarily in United States securities. During 1995, securities decreased $39.4 million from $359.5 million at December 31, 1994. The yield on the securities portfolio was 6.04%, 5.97% and 6.04% for 1996, 1995 and 1994, respectively. Portfolio volume fluctuations reflected the impact of loan demand and liquidity needs.


     The following table presents the amortized cost of securities classified as available for sale and their approximate fair values as of the dates shown.

                                     DECEMBER 31, 1996                                DECEMBER 31, 1995
                      ------------------------------------------------ ------------------------------------------------
                                    GROSS        GROSS                               GROSS        GROSS
                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR     AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                        COST         GAIN         LOSS       VALUE       COST         GAIN         LOSS       VALUE
                      ----------- ------------ ------------ ---------- ----------- ------------ ------------ ----------
                                                           (DOLLARS IN THOUSANDS)
United States
 Treasury
 securities .........   $117,238      $169       $  (23)     $117,384    $105,867      $293       $ (103)     $106,057
Securities of the
 United States
 agencies and
 corporations  ......     51,218       430         (138)       51,510      55,277       403          (64)       55,616
                       ---------      ----       ------      --------   ---------      ----       ------      --------
  Total  ............   $168,456      $599       $ (161)     $168,894    $161,144      $696       $ (167)     $161,673
                       =========      ====       ======      ========   =========      ====       ======      ========

                                     DECEMBER 31, 1994
                      -----------------------------------------------
                                    GROSS        GROSS
                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                        COST         GAIN         LOSS       VALUE
                      ----------- ------------ ------------ ---------
United States
 Treasury
 securities .........   $124,182      $65       $ (3,517)    $120,730
Securities of the
 United States
 agencies and
 corporations  ......     32,251       --           (660)      31,591
                       ---------      ---       --------     --------
  Total  ............   $156,433      $65       $ (4,177)    $152,321
                       =========      ===       ========     ========

     The following table presents the amortized cost of securities classified as held-to-maturity and their approximate fair values as of the dates shown:

                                     DECEMBER 31, 1996                                DECEMBER 31, 1995
                      ------------------------------------------------ ------------------------------------------------
                                    GROSS        GROSS                               GROSS        GROSS
                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR     AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                        COST         GAIN         LOSS       VALUE       COST         GAIN         LOSS       VALUE
                      ----------- ------------ ------------ ---------- ----------- ------------ ------------ ----------
                                                           (DOLLARS IN THOUSANDS)
United States
 Treasury
 securities .........   $ 85,858  $  952         $ (13)      $ 86,797    $ 84,229  $2,550         $   --      $ 86,779
Securities of the
 United States
 agencies and
 corporations  ......     38,738      16          (196)        38,558      15,998      43           (136)       15,905
Securities issued
 by states and
 political
 subdivisions  ......     35,895     597              (4)      36,488      30,909     895            (10)       31,794
Other debt
 securities .........        600      --            --            600      26,676      28             --        26,704
Federal Reserve
 Bank stock .........      1,219      --            --          1,219         599      --             --           599
                       ---------  ------         -------     --------   ---------  ------         ------      --------
  Total  ............   $162,310  $1,565         $(213)      $163,662    $158,411  $3,516         $ (146)     $161,781
                       =========  ======         =======     ========   =========  ======         ======      ========

                                     DECEMBER 31, 1994
                      -----------------------------------------------
                                    GROSS        GROSS
                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                        COST         GAIN         LOSS       VALUE
                      ----------- ------------ ------------ ---------
United States
 Treasury
 securities .........   $ 67,032      $ --      $ (2,117)    $ 64,915
Securities of the
 United States
 agencies and
 corporations  ......     66,824        --        (4,846)      61,978
Securities issued
 by states and
 political
 subdivisions  ......     43,265       904          (871)      43,298
Other debt
 securities .........     29,504        16          (494)      29,026
Federal Reserve
 Bank stock .........        599        --            --          599
                       ---------      ----      --------     --------
  Total  ............   $207,224      $920      $ (8,328)    $199,816
                       =========      ====      ========     ========

     The following table summarizes the contractual maturity of investment securities at amortized cost (including federal funds sold and other temporary investments) and their weighted average yields. No tax equivalent adjustments were made.

                                                      AS OF DECEMBER 31, 1996
                                            -------------------------------------------
                                                                     AFTER ONE YEAR
                                                                       BUT WITHIN
                                               WITHIN ONE YEAR         FIVE YEARS
                                            --------------------- ---------------------
                                             AMOUNT    YIELD       AMOUNT    YIELD
                                            ---------- ---------- ---------- ----------
                                                      (DOLLARS IN THOUSANDS)
 United States Treasury securities   ......  $ 77,798     5.99%    $125,298     6.17%
 Securities of other United States agencies
  and corporations ........................    16,000     5.23       67,080     6.43
 Securities issued by states and political
  subdivisions  ...........................     2,682     6.30        5,356     4.58
 Other debt securities   ..................        --       --          250     7.75
                                             --------     ----     --------     ----
   Total debt securities ..................    96,480     5.87      197,984     6.22
 Federal Reserve Bank stock ...............        --       --
 Federal funds sold   .....................    71,056     6.46           --       --
 Temporary investments   ..................     5,880     5.33           --       --
                                             --------     ----     --------     ----
   Total  .................................  $173,416     6.10%    $197,984     6.22%
                                             ========     ====     ========     ====

                                             AFTER FIVE YEARS
                                                BUT WITHIN
                                                 TEN YEARS        AFTER TEN YEARS
                                            ------------------- --------------------
                                            AMOUNT   YIELD       AMOUNT   YIELD       TOTAL     YIELD
                                            -------- ---------- --------- ---------- ---------- ------
 United States Treasury securities   ......  $   --       --     $    --       --     $203,096  6.10%
 Securities of other United States agencies
  and corporations ........................      --       --       6,876     6.32       89,956   6.21
 Securities issued by states and political
  subdivisions  ...........................   8,892     5.50      18,965     6.15       35,895   5.77
 Other debt securities   ..................     350     6.97          --       --          600   7.30
                                             ------     ----     -------     ----     --------   ----
   Total debt securities ..................   9,242     5.55      25,841     6.20      329,547   6.10
 Federal Reserve Bank stock ...............      --       --       1,219     6.00        1,219   6.00
 Federal funds sold   .....................      --       --          --       --       71,056   6.46
 Temporary investments   ..................      --       --          --       --        5,880   5.33
                                             ------     ----     -------     ----     --------   ----
   Total  .................................  $9,242     5.55%    $27,060     6.19%    $407,702   6.15%
                                             ======     ====     =======     ====     ========   ====

  DEPOSITS


     Average total deposits during 1996 increased to $1,221.4 million from $1,105.4 million in 1995, an increase of $116.0 million or 10.49%. The increase resulted primarily from growth in time deposits. Average deposits in 1995 increased from $1,000.8 million in 1994, an increase of $104.6 million or 10.45%. The increase resulted from internal growth and the acquisition of the Plaza Bank of Miami on June 2, 1995. The Company's ratios of average noninterest-bearing demand deposits to average total deposits for the years ended December 31, 1996, 1995, and 1994 were 21.65%, 22.39% and 22.97%, respectively.


     The daily average balances and weighted average interest rates paid on deposits for each of the years ended December 31, 1996, 1995 and 1994 are presented below:

                                                                  YEARS ENDED DECEMBER 31,
                                          -------------------------------------------------------------------------
                                                          1996                                 1995
                                          ------------------------------------ ------------------------------------
                                            AMOUNT     % OF TOTAL    RATE        AMOUNT     % OF TOTAL    RATE
                                          ------------ ------------ ---------- ------------ ------------ ----------
                                                                   (DOLLARS IN THOUSANDS)
 Interest-bearing demand deposits  ...... $   66,229        5.42%      1.67%   $   65,124        5.89%      2.01%
 Savings   ..............................    135,568       11.09       2.97       137,008       12.39       3.11
 Money market ...........................    126,150       10.33       2.74       133,111       12.04       2.89
 State, county and municipal
  certificates of deposit ...............     18,907        1.55       5.36         2,879        0.26       5.58
 Time deposits less than $100,000  ......    351,090       28.75       5.22       298,758       27.03       5.26
 Time deposits $100,000 and over   ......    217,622       17.82       5.26       186,453       16.87       5.32
 International banking
  facility deposits .....................     41,420        3.39       5.12        34,550        3.13       5.87
                                          ----------      ------       ----    ----------      ------       ----
  Total interest-bearing deposits  ......    956,986       78.35       4.31       857,883       77.61       4.32
 Noninterest-bearing deposits   .........    264,364       21.65         --       247,499       22.39         --
                                          ----------      ------       ----    ----------      ------       ----
   Total deposits   ..................... $1,221,350      100.00%      3.38%   $1,105,382      100.00%      3.35%
                                          ==========      ======       ====    ==========      ======       ====

                                                          1994
                                          ------------------------------------
                                            AMOUNT     % OF TOTAL    RATE
                                          ------------ ------------ ----------
 Interest-bearing demand deposits  ...... $   65,464        6.54%      2.16%
 Savings   ..............................    148,859       14.87       2.20
 Money market ...........................    137,231       13.71       2.51
 State, county and municipal
  certificates of deposit ...............      1,356        0.14       3.31
 Time deposits less than $100,000  ......    228,904       22.87       3.75
 Time deposits $100,000 and over   ......    160,328       16.02       3.70
 International banking
  facility deposits .....................     28,774        2.88       3.93
                                          ----------      ------       ----
  Total interest-bearing deposits  ......    770,916       77.03       3.07
 Noninterest-bearing deposits   .........    229,871       22.97         --
                                          ----------      ------       ----
   Total deposits   ..................... $1,000,787      100.00%      2.36%
                                          ==========      ======       ====

     The following table sets forth the amount of the Company's time deposits that are $100,000 or greater by time remaining until maturity (includes international banking facility deposits and state, county and municipal certificates of deposit that are $100,000 or greater):

                                                DECEMBER 31, 1996
                                              -----------------------
                                              (DOLLARS IN THOUSANDS)
      3 months or less   ..................          $217,078
      Between 3 months and 6 months  ......            80,485
      Between 6 months and 1 year .........            69,162
      Over 1 year  ........................             5,237
                                                     --------
        Total   ...........................          $371,962
                                                     ========

     As part of its funding process, the Company obtains deposits from customers domiciled in other countries, primarily in Latin America. The following table sets forth the amounts of deposits by country from customers domiciled outside of the United States as of the dates indicated, as well as the composition of such deposits by deposit type.

                                                            AS OF DECEMBER 31,
                                                          -----------------------
                                                          1996     1995     1994
                                                          ------   ------   -----
                                                           (DOLLARS IN MILLIONS)
COUNTRY:
Ecuador   .............................................    $119     $ 72    $ 62
Venezuela .............................................      73       89      73
Costa Rica   ..........................................      18       19      18
Mexico ................................................      15       21      17
Brazil ................................................      11       10      16
Guatemala .............................................      11       13      16
Dominican Republic ....................................      10       17      16
British West Indies   .................................      10        6       7
Spain  ................................................      10       21      20
Colombia  .............................................      10       12      12
Argentina .............................................       9        8       6
Panama ................................................       8       14      17
Honduras  .............................................       8       13      15
El Salvador  ..........................................       6        9      12
Other(1)  .............................................      37       40      39
                                                           ----     ----    ----
  Total foreign deposits ..............................    $355     $364    $346
                                                           ====     ====    ====
COMPOSITION BY DEPOSIT TYPE:
Certificates of deposit and other time deposits  ......    $176     $182    $175
Other  ................................................     179      182     171
                                                           ----     ----    ----
  Total foreign deposits ..............................    $355     $364    $346
                                                           ====     ====    ====

----------------
(1) "Other" consists of deposits from customers domiciled in countries from which total deposits did not exceed $6 million.

     INTEREST RATE SENSITIVITY AND LIQUIDITY


     The following table sets forth an interest rate sensitivity analysis for the Company at December 31, 1996:

                                                VOLUMES SUBJECT TO REPRICING WITHIN
                                             ------------------------------------------
                                                                          181-365
                                             0-30 DAYS     31-180 DAYS     DAYS
                                             ------------- ------------- --------------
                                                       (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Federal funds sold and other
  temporary investments   ..................  $  71,406     $      524    $    5,006
 Securities   ..............................     62,083         52,112        44,098
 Total loans  ..............................    357,778        193,475        60,863
                                              ---------     ----------    ----------
  Total interest-earning assets ............    491,267        246,111       109,967
                                              ---------     ----------    ----------
Interest-bearing liabilities:
 Demand, money market and
  savings deposits  ........................    318,441             --            --
 Certificates of deposit and other
  time deposits  ...........................    186,749        391,701       139,199
                                              ---------     ----------    ----------
  Total interest-bearing deposits  .........    505,190        391,701       139,199
                                              ---------     ----------    ----------
 Federal funds purchased and
  securities sold under repurchase
  agreements  ..............................     28,918             --            --
 Other borrowings   ........................     16,679             --            --
                                              ---------     ----------    ----------
  Total interest-bearing liabilities  ......    550,787        391,701       139,199
                                              ---------     ----------    ----------
Period GAP .................................    (59,520)      (145,590)      (29,232)
Cumulative GAP   ...........................    (59,520)      (205,110)     (234,342)
Period GAP to total assets   ...............      (3.94)%       ( 9.63)%      ( 1.93)%
Cumulative GAP to total assets  ............      (3.94)        (13.57)       (15.50)
Cumulative interest-earning assets
 to cumulative interest-bearing
 liabilities  ..............................      89.19          78.24         78.34

                                                                                     GREATER
                                                                                      THAN
                                             1-3 YEARS    3-5 YEARS    5-10 YEARS   10 YEARS       TOTAL
                                             ------------ ------------ ------------ ------------ ------------
Interest-earning assets:
 Federal funds sold and other
  temporary investments   .................. $      --    $      --    $      --    $      --     $    76,936
 Securities   ..............................   151,793        3,112       18,006           --         331,204
 Total loans  ..............................   123,682      105,232       47,571       85,039         973,640
                                             ---------    ---------    ---------    ---------     -----------
  Total interest-earning assets ............   275,475      108,344       65,577       85,039       1,381,780
                                             ---------    ---------    ---------    ---------     -----------
Interest-bearing liabilities:
 Demand, money market and
  savings deposits  ........................        --           --           --           --         318,441
 Certificates of deposit and other
  time deposits  ...........................    15,992        4,273          248           --         738,162
                                             ---------    ---------    ---------    ---------     -----------
  Total interest-bearing deposits  .........    15,992        4,273          248           --       1,056,603
                                             ---------    ---------    ---------    ---------     -----------
 Federal funds purchased and
  securities sold under repurchase
  agreements  ..............................        --           --           --           --          28,918
 Other borrowings   ........................        --           --           --           --          16,679
                                             ---------    ---------    ---------    ---------     -----------
  Total interest-bearing liabilities  ......    15,992        4,273          248           --       1,102,200
                                             ---------    ---------    ---------    ---------     -----------
Period GAP .................................   259,483      104,071       65,329       85,039     $   279,580
                                                                                                  ===========
Cumulative GAP   ...........................    25,141      129,212      194,541      279,580
Period GAP to total assets   ...............     17.16%        6.88%        4.32%        5.62%
Cumulative GAP to total assets  ............      1.66         8.55        12.87        18.49
Cumulative interest-earning assets
 to cumulative interest-bearing
 liabilities  ..............................    102.29       111.73       117.65       125.37

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations--For the Nine Months Ended September 30, 1997 and 1996--Interest Rate Sensitivity and Liquidity" for a discussion of the Company's policies regarding asset and liability risk management.


  CAPITAL RESOURCES


     Shareholders' equity increased to $124.7 million at December 31, 1996 from $116.1 million at December 31, 1995, an increase of $8.6 million or 7.41%. This increase was primarily the result of net income of $18.0 million offset by a decline in the net unrealized gain on available-for-sale securities, net of tax of $52,000, and dividends paid of $9.4 million. During 1995, shareholders' equity increased by $15.7 million or 15.64%, from $100.4 million at December 31, 1994. In addition to net income of $17.8 million, the increase reflected a change of $2.7 million in unrealized gain on available-for-sale securities, net of tax, and dividends paid of $4.7 million.

     The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 1996 to the minimum and well-capitalized regulatory standards:

                                                                                         ACTUAL RATIO
                                           MINIMUM REQUIRED     WELL-CAPITALIZED     AT DECEMBER 31, 1996
                                           ------------------   ------------------   ---------------------
THE COMPANY
 Leverage ratio ........................   3.00%(1)                    N/A                    8.52%
 Tier 1 risk-based capital ratio  ......   4.00                        6.00%                 14.44
 Risk-based capital ratio   ............   8.00                       10.00                  15.69

THE BANK
 Leverage ratio ........................   3.00%(2)                    5.00%                  8.51%
 Tier 1 risk-based capital ratio  ......   4.00                        6.00                  14.42
 Risk-based capital ratio   ............   8.00                       10.00                  15.67

----------------
(1) The FRB may require the Company to maintain a leverage ratio of up to 200 basis points above the required minimum.
(2) The OCC may require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

                                   REGULATION


     The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company, shareholders or creditors. The federal banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.


     The following description summarizes some of the laws to which the Company is subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.


THE COMPANY


     Bancorp is a bank holding company registered under the BHCA, and as such it is subject to supervision, regulation and examination by the FRB. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage in, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.


     REGULATORY RESTRICTIONS ON DIVIDENDS; SOURCE OF STRENGTH. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its bank subsidiaries.


     Under FRB policy, a bank holding company is expected to act as a source of financial strength to each of its bank subsidiaries and commit resources to their support. Such support may be required at times when, absent this FRB policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized bank subsidiary.


     In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of that obligation will generally have priority over most other unsecured claims.


     ACTIVITIES "CLOSELY RELATED" TO BANKING. The BHCA prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows the acquisition of interests in companies whose activities are found by the FRB, by order or regulation, to be so closely related to banking or managing or controlling banks, as to be a proper incident thereto. Some of the activities that have been determined by regulation to be closely related to banking are making or servicing loans, performing certain data processing services, acting as an investment or financial advisor to certain investment trusts and investment companies, and providing securities brokerage services. Other activities approved by the FRB include the provision of consumer financial counseling, tax planning and tax preparation, futures and options advisory services, check guaranty services, collection agency and credit bureau services, and personal property appraisals.


     In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the FRB considers a number of factors and weighs the expected benefits to the public (such as greater convenience and increased competition or gains in efficiency) against the risks of possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsafe and unsound banking practices). The FRB is also empowered to differentiate between activities commenced de novo and activities commenced through acquisition of a going concern.


     SECURITIES ACTIVITIES. The FRB has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities (underwriting of municipal revenue bonds commercial paper, consumer receivable-related securities and one-to-four family mortgage-backed securities), provided that the affiliates would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In limited situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities.


     SAFE AND SOUND BANKING PRACTICES. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The FRB's Regulation Y, for example, generally requires a holding company to give the FRB prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The FRB may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the particular facts and circumstances, the FRB could take the position that paying a dividend would constitute an unsafe or unsound banking practice.


     The FRB has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues.


     ANTI-TYING RESTRICTIONS. Banks are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by an affiliated bank holding company or its affiliates.


     CAPITAL ADEQUACY REQUIREMENTS. The FRB has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of September 30, 1997, the Company's ratio of Tier 1 capital to total risk-weighted assets was 14.14%, and its ratio of total capital to total risk-weighted assets was 15.39%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources."


     In addition to the risk-based capital guidelines, the FRB uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its adjusted average total consolidated assets. Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of up to 200 basis points above the regulatory minimum. As of September 30, 1997, the Company's leverage ratio was 8.52%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources."


     The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions above the minimum supervisory levels, without significant reliance on intangible assets.

     IMPOSITION OF LIABILITY FOR UNDERCAPITALIZED BANK SUBSIDIARIES. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.


     The aggregate liability of the holding company of an undercapitalized subsidiary bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior FRB approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.


     ACQUISITIONS BY BANK HOLDING COMPANIES. The BHCA requires every bank holding company to obtain the prior approval of the FRB before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the FRB is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served and various competitive factors.


     Rebank, the Company's majority shareholder, is a foreign bank holding company registered under the BHCA and is subject to regulation by the FRB. According to the FRB, Rebank is subject to the requirements of the Foreign Bank Supervision Enforcement Act ("FBSEA"), which include, in connection with the acquisition of control of a bank, a review of current commitments, background checks of principals and a review of the bank holding company's affiliates and of affiliates of the principals of the foreign bank holding company. See "Risk Factors--Foreign Ownership of United States Banks."


     CONTROL ACQUISITIONS. The BHCA prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FRB has been notified and has not objected to the transaction. Under a rebuttable presumption established by the FRB, the acquisition of 10% of more of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company. In addition, any company is required to obtain the approval of the FRB under the BHCA before acquiring 25% (5% in the case of an acquiror that is already a bank holding company) or more of the outstanding Common Stock of the Company, or otherwise obtaining control or a "controlling influence" over the Company.


     CROSS-GUARANTEE PROVISIONS. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.


INSTABILITY OF REGULATORY STRUCTURE


     Various legislation, including proposals to overhaul the federal bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change the federal banking statutes and the operating environment of the Company and its bank subsidiaries in substantial and unpredictable ways. The Company cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon the financial condition or results of operations of the Company or its subsidiaries.

EXPANDING ENFORCEMENT AUTHORITY


     FIRREA and FDICIA both significantly increased the ability of the federal banking agencies to monitor the activities of banks and their holding companies. In addition, the FRB, the OCC, and the FDIC possess extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by national banks and their holding companies. For example, if an institution is considered to be engaged in an unsafe or unsound practice, the FDIC may terminate its deposit insurance, after the institution is served a written notice and given an opportunity for a hearing on the matter. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers.


EFFECT ON ECONOMIC ENVIRONMENT


     The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.


     FRB monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.


INTERSTATE BANKING


     As of September 29, 1995, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "RNA") permitted adequately capitalized and managed bank holding companies to acquire control of banks in any state. Additionally, beginning on June 1, 1997, the RNA provides for banks to branch across state lines, although individual states may authorize interstate branches earlier or elect to opt-out entirely. Florida has allowed bank holding companies from the Southeastern United States. to acquire banks in Florida since 1984, and in 1994 this was expanded to include bank holding companies from other parts of the United States as well. In 1996, Florida enacted legislation, effective as of June 1, 1997 which allowed out-of-state banks to enter Florida by merger with an existing Florida-based bank, and thereafter to branch throughout the state, while also allowing Florida-based banks to establish branches in other states by merger with out-of-state banks. This may further increase competition for the Bank by allowing large banks from other parts of the United States to operate directly in Florida.


REGULATION OF THE BANK


     GENERAL. The Bank, as a national bank, is subject to regulation primarily by the OCC. Also, as a national bank, the Bank is a member of the Federal Reserve System and its deposits are insured by the FDIC. Its operations are therefore also subject to certain FRB and FDIC regulations. Various other federal and state consumer laws and regulations also affect the operations of the Bank.


     As a national bank, the Bank may be able to engage in certain activities approved by the OCC which the FRB would not necessarily approve for the Company or its non-national bank subsidiaries. The OCC has in recent years allowed national banks to undertake an ever-increasing range of securities and insurance activities. Along these lines, pursuant to certain revisions to the OCC's regulations pertaining to national bank activities effective on December 31, 1996, national banks, among other things, are now be permitted on a case-by-case basis to operate subsidiaries that may engage in activities some of which are not permissible for the bank itself. Although the revised regulations do not authorize any new activities per se, it is expected that national banks, if eligible and if they obtain the approval of the OCC, will use them to expand further into the businesses of insurance and securities underwriting.


     The revised OCC regulations contain "fire walls" intended to protect a national bank from the risks taken by its subsidiary, including a 10% limitation on the amount of bank capital that may be invested in the new subsidiary, as well as requirements that extensions of credit to the operating subsidiary be fully-collateralized and that transactions between the bank and the subsidiary be conducted at arm's-length. Also, other safeguards are that the parent national bank's exposure to any losses the subsidiary may incur be limited to the bank's equity investment in the subsidiary, and that the parent national bank be well-capitalized both before and after the investment is made.



     Since OCC approval is required on a case-by-case basis for an eligible bank to be permitted to engage in activities not permissible for the bank to conduct directly, it is unclear at this time what the effect of these revised regulations on the operations of national banks will be. Further, Congress is considering new banking legislation which may address these revisions.


     As a national bank, the Bank may not ordinarily lend more than 15% of its capital unsecured to any one borrower, and may lend up to an additional 10% of its capital to that same borrower on a fully secured basis involving readily marketable collateral having a market value, as determined by reliable and continuously available price quotations, equal at least to the amount borrowed. In addition, there are various other circumstances in which the Bank may lend in excess of such limits, including authority to lend up to 35% of capital and surplus when the loan is secured by documents of title to readily marketable staples and certain other exceptions relevant to international trade finance.


     Federal law also imposes additional restrictions on the Bank with respect to loans and extensions of credit to certain related parties and purchases from and other transactions with the Bank and the Company's principal shareholders, officers, directors and affiliates. Extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with members of the general public, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to each such person beyond certain limits set by applicable law must be approved by the Bank's Board of Directors, with the individual who is applying for the credit abstaining from participation in the decision. The Bank also is subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties against the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition by the FRB of a cease and desist order.


     The Bank is allowed to establish new branches throughout Florida. In addition, by merger with a bank with branches in other states, the Bank may also now establish branches in those other states. See "Interstate Banking" above.


     Moreover, under the Change in Bank Control Act of 1978, as amended, no person or group of persons may directly or indirectly acquire control of the voting stock of the Bank unless the OCC has been given 60 days' prior written notice of the proposed acquisition and within that time period the OCC has not issued a notice disapproving the proposed acquisition.


     DIVIDENDS. The Bank is subject to legal limitations on the frequency and amount of dividends that can be paid to Bancorp. The OCC, in general, also has the ability to prohibit dividends by the Bank which would otherwise be permitted under applicable regulations if the OCC determines that such distribution would constitute an unsafe or unsound practice.


     For the Bank, the approval of the OCC is required for the payment of dividends in any calendar year if the total of all dividends declared by the Bank in that year exceeds the current year's net income combined with the retained net income of the two preceding years. "Retained net income" means the net income of a specified period less any common or preferred stock dividends declared for that period. Moreover, no dividends may be paid by a national bank in excess of its undivided profits account.


     In accordance with the above regulatory restrictions, the Bank currently has the ability to pay dividends. As of September 30, 1997, an aggregate of approximately $27.7 million was available for payment of dividends by the Bank to Bancorp under applicable restrictions, without regulatory approval, after taking into consideration dividends that would have to be paid to minority shareholders of the Bank after giving effect to the Reorganization.


     There are also statutory limits on other transfer of funds to Bancorp and any other future non-banking subsidiaries of Bancorp by the Bank, whether in the form of loans or other extensions of credit, investments or asset purchases. Such transfers by the Bank generally are limited in amount to 10% of the Bank's capital and surplus, to Bancorp or any future Bancorp subsidiary, or 20% in the aggregate to Bancorp and all such subsidiaries. Furthermore, such loans and extensions of credit are required to be fully collateralized in specified amounts depending on the nature of the collateral involved.


FDICIA


     FDICIA was enacted on December 19, 1991. It substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to other federal banking statutes. FDICIA provided for, among other things, (i) a recapitalization of the Bank Insurance Fund of the FDIC (the "BIF") by increasing the FDIC's borrowing authority and providing for adjustments in its assessment rates; (ii) annual on-site examinations of federally-insured depository institutions by banking regulators; (iii) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants; (iv) the establishment of uniform accounting standards by federal banking agencies; (v) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital; (vi) additional grounds for the appointment of a conservator or receiver; (vii) a requirement that the FDIC use the least-cost method of resolving cases of troubled institutions in order to keep the costs to insurance funds at a minimum; (viii) more comprehensive regulation and examination of foreign banks; (ix) consumer protection provisions, including a Truth-in-Savings Act; (x) a requirement that the FDIC establish a risk-based deposit insurance premium assessment system; (xi) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements; and (xii) certain additional limits on deposit insurance coverage.


     A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to insured depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."


     FDICIA generally prohibits the Bank from making any capital distribution (including payment of a cash dividend) or paying any management fees to Bancorp if the Bank would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans acceptable to the federal banking agencies. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."


     Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, and requirements to reduce total assets and to stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

     FDICIA also provided for increased funding of the BIF. Under the FDIC's risk-based insurance premium assessment system, each bank whose deposits are insured by the BIF is assigned one of the nine risk classifications based upon certain capital and supervisory measures and, depending upon its classification, is assessed premiums. On November 14, 1995, the FDIC board of directors voted to lower the BIF premium range to zero from .27% effective January 1996. Accordingly, the Bank at this time is not subject to paying any deposit insurance premiums. The rate schedule is subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time. As a result of the enactment of the Federal Deposit Insurance Funds Act of 1996 on September 30, 1996, commercial banks are now required to pay part of the interest on the Financing Corporation's ("FICO") bonds issued to deal with the savings and loan crisis of the late 1980s. As a result, commercial bank deposits are now also subject to assessment by FICO upon the approval by the FDIC Board ("FICO Assessment") of such assessment. Beginning in 1997 and until the earlier of December 31, 1999 or the date on which the last saving association ceases to exist, the assessment rate FICO imposes on a commercial bank must be at a rate equal to one-fifth the assessment rate applicable to deposits assessable by the SAIF. The Bank's FICO Assessment for 1997 was $265,000, and the Bank believes it will be at least $265,000 for 1998.


     RESERVE REQUIREMENTS. The Bank is required to maintain reserves against its transaction accounts. The reserves must be maintained in an interest-free account at the Federal Reserve Bank of Atlanta. Reserve requirements and the amount of required reserves is subject to adjustment by the FRB from time to time. The current rate for reserves is 3% of a depository institution's transaction accounts (less certain permissible deductions) up to $52 million, plus 10% of the amount over $52 million.


     BROKERED DEPOSIT RESTRICTIONS. Well-capitalized institutions may accept brokered deposits. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.


     COMMUNITY REINVESTMENT ACT. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branch merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. Under the Bank's last two CRA examinations, conducted in 1993 and 1995, the Bank received "Outstanding" ratings (the highest rating) from the OCC.


     CONSUMER LAWS AND REGULATIONS. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations.

                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


     The executive officers and directors of the Company are as follows:


            NAME                AGE                                POSITION
----------------------------   -----   -----------------------------------------------------------------
Roberto Isaias  ............    53     Chairman of the Board of Bancorp and Director of the Bank

Oscar Bustillo, Jr.   ......    54     President, Chief Executive Officer and Director of Bancorp and
                                       Chairman of the Board, Chief Executive Officer and President
                                       of the Bank

Bernardo M. Argudin   ......    46     Vice President, Chief Financial Officer and Director of Bancorp,
                                       Executive Vice President, Chief Financial Officer and Director
                                       of the Bank

Felix M. Garcia ............    48     Executive Vice President, Chief Credit Officer and Director of
                                       the Bank

Edward F. Holden   .........    45     Executive Vice President--Corporate Banking of the Bank

Fernando J. Martinez  ......    57     Executive Vice President--Real Estate Lending of the Bank

Rafael Quintana ............    57     Executive Vice President--Retail Banking of the Bank

Orlando A. Quintero   ......    63     Executive Vice President--Operations of the Bank

Jose P. Bared   ............    56     Director of Bancorp and the Bank

John H. Blake   ............    52     Director of Bancorp and the Bank

Estefano Isaias ............    49     Director of Bancorp

William Isaias  ............    53     Director of Bancorp

Milton H. Lehr  ............    79     Director of Bancorp and the Bank

Fernando Tamayo ............    48     Director of Bancorp and the Bank


     ROBERTO ISAIAS has been a director of Bancorp since October 1970, and has served as Chairman of the Board since May 1982. Mr. Isaias has served as a director of the Bank since October 1984 and as Chairman of the Executive Committee of the Bank since March 1985. Since 1985, Mr. Isaias has served as President of Filanbanco, S.A., a major Ecuadorian bank. From 1971 to 1985, Mr. Isaias was employed in various capacities at Filanbanco, S.A.


     OSCAR BUSTILLO, JR. has served as President and Chief Executive Officer of Bancorp since April 1994. Since March 1989, he has served as an officer and director of Bancorp. Mr. Bustillo has served as President of the Bank since February 1989, as Chief Executive Officer of the Bank since May 1993, as Chairman of the Board of the Bank since April 1995, and as a director since February 1989. From April 1985 to February 1989, Mr. Bustillo served as Senior Vice President of the Bank and headed its International Division. From May 1980 to May 1985, Mr. Bustillo served as Vice President of the Bank of New England. During the period from January 1975 to May 1980, Mr. Bustillo served as Assistant Vice President in the Latin American Division of Irving Trust International. Mr. Bustillo has approximately 30 years of banking experience.


     BERNARDO M. ARGUDIN has served as Vice President and Chief Financial Officer of Bancorp since April 1992. Mr. Argudin has served as a director of Bancorp since November 1997 and as a director of the Bank since April 1997. He has served as Executive Vice President of the Bank since March 1994, and as Chief Financial Officer of the Bank since March 1992. From May 1988 to April 1992, Mr. Argudin served as Comptroller of the Bank. He was first employed by the Bank in February 1986 as a Loan Review Officer, and served in that capacity until May 1988. From May 1982 to June 1985, Mr. Argudin served as Comptroller of FGS, Inc., a bank holding company located in Inverness, Florida. Mr. Argudin worked as an OCC national bank examiner from June 1973 to May 1982. Mr. Argudin has approximately 24 years of banking experience.

     FELIX M. GARCIA has served as an Executive Vice President and as Head of the Credit Division of the Bank since January 1988, and as Chief Credit Officer of the Bank since October 1992. He has served as a director of the Bank since April 1997. From May 1986 to the present, Mr. Garcia has headed the Bank's Credit Division. From April 1985 to May 1986 he served as a Loan Review Officer and as Senior Vice President for the Bank. Prior to joining the Bank, Mr. Garcia served as an OCC field office manager from May 1982 to April 1985, and as an OCC national bank examiner from December 1972 to May 1982. Mr. Garcia has approximately 25 years of banking experience.


     EDWARD F. HOLDEN has served as Executive Vice President--Corporate Banking of the Bank since June 1997. From March 1992 until June 1997, Mr. Holden served as Senior Vice President of the Bank and headed Corporate Lending. Prior to joining the Bank, Mr. Holden served as a Vice President of Southeast Bank, N.A. from January 1987 to April 1991. Before that, Mr. Holden served as a Vice President of Irving Business Center from February 1985 to January 1987. From April 1979 to February 1985, Mr. Holden held a variety of positions with Irving Trust International Bank, including that of Vice President. Mr. Holden held a variety of positions with Southeast Bank, N.A. from January 1976 to April 1979. Mr. Holden has approximately 21 years of banking experience.


     FERNANDO J. MARTINEZ has served as Executive Vice President--Real Estate Lending of the Bank since June 1997. During the period from August 1985 through June 1997, Mr. Martinez served as Senior Vice President of the Bank and headed Commercial Real Estate Lending. Prior to joining the Bank, Mr. Martinez served as Senior Vice President of Consolidated Bank, NA from January 1979 to July 1985. Mr. Martinez has approximately 19 years of banking experience.


     RAFAEL QUINTANA has served as Executive Vice President--Retail Banking of the Bank since March 1994, and has headed the Bank's Retail Banking Division since March 1992. Mr. Quintana joined the Bank as Senior Vice President in January 1990, and headed the Bank's Marketing Department until March 1992. From March 1975 to August 1989, Mr. Quintana held various positions with Amerifirst Savings, including that of Vice President. Mr. Quintana served as President of Union Federal Savings and Loan Association from May 1974 to May 1975. Mr. Quintana served as Vice President--Retail Banking of Amerifirst Savings from March 1969 to March 1973. Mr. Quintana has approximately 28 years of banking experience.


     ORLANDO A. QUINTERO has served as Executive Vice President--Operations of the Bank since January 1986. During the period from August 1972 through the present, Mr. Quintero has held various positions in the Bank's Operations Department. From January 1952 to December 1965, Mr. Quintero worked in various capacities in banking operations in Cuba. Mr. Quintero has approximately 45 years of banking experience.


     JOSE P. BARED has served as a director of Bancorp since November 1997. He has previously served several one-year terms as a director of Bancorp, as Bancorp has historically rotated two director positions among directors of the Bank. He has served as a director of the Bank since 1972. Since August 1992, Mr. Bared has been Chief Executive Officer and President of Farm Stores, Inc. From 1977 to 1992, Mr. Bared served as Chief Executive Officer and President of Bared Company, Inc., an electrical and mechanical engineering contracting firm.



     JOHN H. BLAKE has served as a director of Bancorp since November 1997 and as a director of the Bank since June 1986. He has previously served several one-year terms as a director of Bancorp, as Bancorp has historically rotated two director positions among directors of the Bank. Since January 1995, Mr. Blake has been President of A.I. Risk Specialists, Inc., an insurance agency. From June 1994 to December 1994, Mr. Blake was General Manager of Northwest Brokers, a reinsurance broker doing business in Latin America. From November 1992 to June 1994, Mr. Blake worked as a consultant to banks and insurance companies.


     ESTEFANO ISAIAS has served as a director of Bancorp since April 1982. Mr. Isaias has served as President of Seguros Rocafuerte, an Ecuadorian insurance company, since September 1985. He has been President of Emilio Isaias C.A. de Comercio, an Ecuadorian company since January 1980, and has been President of Compania Minera Gribipe, an Ecuadorian mining company, since June 1994. Mr. Isaias has also served as President of General Fruit S.A., a company engaged in the fruit exporting business, since March 1995. Mr. Isaias has served as a director of Filanbanco, S.A., a major Ecuadorian bank, since June 1980.


     WILLIAM ISAIAS has served as a director of Bancorp since March 1987. Since 1988, Mr. Isaias has served as Executive Vice-President of Filanbanco, S.A., a major Ecuadorian bank. He served as General Manager of the Quito branch office of Filanbanco, S.A. from 1984 to 1988. Since 1984, Mr. Isias has been a member of the Board of Directors of Indulana, S.A. a textile manufacturing company in Ecuador.


     MILTON H. LEHR has served as a director of Bancorp since November 1997 and as a director of the Bank since December 1976. He has previously served several one-year terms as a director of Bancorp, as Bancorp has historically rotated two director positions among directors of the Bank. Mr. Lehr has been the owner of the American Travel Club of Miami, a company specializing in the organization of travel tours, since December 1978. Mr. Lehr has been the co-publisher of IN SPAIN magazine since July 1979. From November 1959 until February 1993, Mr. Lehr served as President of International Video Affiliates, a company specializing in the sale of television films.


     FERNANDO TAMAYO, has served as a director of Bancorp since November 1997 and has been a director of the Bank since March 1995. He has previously served a one-year term as a director of Bancorp, as Bancorp has historically rotated two director positions among directors of the Bank. Mr. Tamayo has served as President of Southern Industrial Sales Corp., a company engaged in the export of sugar mill equipment to Latin America, since May 1986.


     Set forth below are descriptions of each of the directors of the Bank not described above:


     ANNE BETANCOURT, age 50, has served as a director of the Bank since April 1993. Since November 1991, Ms. Betancourt has been the director of the Center for Professional Development of Miami-Dade Community College.


     ROBERTO GONZALEZ-BLANCO, age 66, has served as a director of the Bank from April 1978 to the present and served in various capacities, including Vice Chairman of the Board, with the Bank from July 1968 until June 1996, when he retired. Mr. Gonzalez-Blanco has served as President and Chief Executive Officer of Argebe Strategic Financial Advisors, Inc., a consulting company, since November 1996. From September 1966 to July 1968, Mr. Gonzalez-Blanco served as a bank examiner for the Federal Reserve Bank of New York. From March 1963 to September 1966, Mr. Gonzalez-Blanco worked for the Central Savings Bank, New York, New York.



     OSCAR C. DE TUYA, JR., age 69, has served as a director of the Bank since June 1978. He has previously served several alternating one-year terms as a director of Bancorp, as Bancorp has historically rotated two director positions among directors of the Bank. Since September 1992, Mr. de Tuya has served as President of Amexport, a company engaged in the export of goods to Latin America. Mr. de Tuya has also served as a consultant to Latin American Forwarding Company, an international freight forwarder, since September 1992.



     RICHARD A. ELIAS, M.D., age 67, has served as a director of the Bank since September 1969. He has previously served several one-year terms as a director of Bancorp, as Bancorp has historically rotated two director positions among directors of the Bank. Mr. Elias has served as President of NPESC, P.A., a medical practice, since July 1986. Mr. Elias has been a Clinical Professor of Medicine at the University of Miami and Chief of the Miami Heart Institute since July 1965. Mr. Elias served on the Advisory Committee of Southeast Bank, N.A. from 1976 to 1979.


     ROBERT PAUL, ESQ., age 66, has been a director of the Bank since 1967 and was a director of Bancorp from 1982 until November 1997. Mr. Paul is an attorney and has been a member of the law firm of

Hornsby, Sacher, Zelman, Stanton, Paul & Beiley, P.A. since January 1995. From May 1964 to June 1994, Mr. Paul was a member of the law firm of Paul, Landy, Beiley & Harper, P.A. Mr. Paul has been Chairman of TerraLex, Inc., a network of international law firms, since April 1990. Mr. Paul has represented various financial institutions during his almost 35 years of practice as an attorney.


     Directors of Bancorp will be elected for three year terms, classified into Classes I, II and III. Messrs. William Isaias, Blake and Tamayo will be Class I directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 1998; Messrs. Estefano Isaias, Bared and Lehr will be Class II directors with terms of office expiring on the date of Bancorp's annual meeting of shareholders in 1999; and Messrs. Roberto Isaias, Argudin and Bustillo will be Class III directors with terms of office expiring on the date of Bancorp's annual meeting of shareholders in 2000. Each officer of Bancorp is appointed by the Board of Directors of Bancorp and holds office until the earlier of his or her death, resignation or removal.



     Roberto Isaias, Estefano Isaias and William Isaias are brothers and are the sole shareholders of Rebank, which is selling 647,320 shares of Common Stock in this Offering.



COMMITTEES OF THE BOARD OF DIRECTORS


     The Board of Directors of Bancorp has established Audit and Compensation Committees. The Audit Committee reviews the general scope of the audit conducted by the Company's independent auditors and matters relating to the Company's internal control systems. In performing its function, the Audit Committee meets separately with representatives of the Company's independent auditors and with representatives of senior management. The members of the Audit Committee are John H. Blake and Milton H. Lehr.


     The Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's executive officers and with respect to the establishment of policies dealing with various compensation and employee benefit matters. The Compensation Committee also administers the Plan and makes recommendations to the Board of Directors as to option grants to Company employees under the Plan. The members of the Compensation Committee are Jose P. Bared and Fernando Tamayo. All matters approved by the Compensation Committee must also be approved by the Board of Directors.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Prior to the formation of the Compensation Committee, matters related to compensation, and employee benefit matters were considered by Mr. Roberto Isaias, the Chairman of the Executive Committee of the Bank and by Mr. Bustillo, Chief Executive Officer and President of the Bank. Mr. Bustillo participated in determinations as to compensation for executive officers, including himself. Final determination regarding compensation was made by the Board of Directors of the Bank.


     In connection with the construction of a headquarters and office building in Coral Gables, Florida, the Bank entered into a contract in April 1995 with a contractor to provide mechanical work for a total initial contract amount of $3.5 million. Members of the family of Jose P. Bared, a director of Bancorp and the Bank, are principals of the contractor. Through September 30, 1997, a total of $4.17 million had been paid by the Bank to the contractor, including change orders to the original contract, $2.5 million of which was paid in 1996 and $1.0 million of which was paid in 1995. This contract was awarded under a sealed bid.


     Options to purchase 10,000 shares of Common Stock will be granted to Messrs. Bared and Tamayo upon the effectiveness of the Offering at an exercise price equal to the initial public offering price.


DIRECTOR COMPENSATION


     Members of the Board of Directors of Bancorp have received a fee in the amount of $100 per meeting attended. Following the consummation of the Offering, members of Bancorp's Board of

Directors, other than executive officers and directors of the Bank, will receive a monthly retainer of $1,000. Each director of Bancorp, other than executive officers will receive a fee of $300 for each committee meeting attended. The Company will continue to reimburse all directors of Bancorp for all travel-related expenses incurred in connection with their activities as directors.


     To date, the Bank's Board of Directors has been actively involved in the Bank's business. In recent years, each outside member of the Bank's Board of Directors has received a monthly retainer of $1,000. In addition to the monthly retainer, each director of the Bank who is not also an executive officer has received a fee of $300 for each meeting of a committee of the Board of Directors attended by such director. The Bank also provides out-of-town directors and two honorary directors, William and Estefano Isaias, with a travel allowance for travel expenses incurred in connection with their activities as directors. For the year ended December 31, 1996, the Company paid an aggregate of $157,000 in fees to its directors and $39,142 in travel allowances. Bancorp also provides each director and honorary director of Bancorp and the Bank with the option to participate in the Company's self-insured health plan on the same cost basis as employees.


     Each director of the Company and the Bank other than Messrs. Bustillo, Garcia and Argudin have received non-qualified options to purchase 10,000 shares, or an aggregate of 120,000 shares, at the initial public offering price. All such options have ten year terms and will be exercisable beginning six months after the date of the grant, except for options granted to Mr. Tamayo and Ms. Betancourt, which will be exercisable in 20% increments beginning on the second anniversary of the grant. See "--Option Grants and Exercises."

EXECUTIVE COMPENSATION


     The following table sets forth certain summary information concerning compensation paid or accrued by the Company for the fiscal year ended December 31, 1997 to or on behalf of the Company's President and Chief Executive Officer and each of the other four most highly compensated executive officers (the "Named Executive Officers") (determined as of the end of 1997).


                           SUMMARY COMPENSATION TABLE

                                                                  ANNUAL COMPENSATION
                                                     ---------------------------------------------
                                                                                     OTHER ANNUAL       ALL OTHER
                                                      SALARY      BONUS              COMPENSATION    COMPENSATION(6)
       NAME AND PRINCIPAL POSITION          YEAR          ($)         ($)                ($)               ($)
-----------------------------------------   ------   ---------   ----------------   --------------   ----------------
Oscar Bustillo, Jr.
  President, Chief Executive Officer
  and director of Bancorp and
  Chairman of the Board, Chief
  Executive Officer and President of
  the Bank ..............................   1997     327,500             (1)(2)          (4)              5,420

Felix M. Garcia
  Executive Vice President and Chief
  Credit Officer of the Bank ............   1997     149,167             (1)(2)          (4)              1,395

Fernando J. Martinez
  Executive Vice President--
  Real Estate Lending of the Bank  ......   1997     140,016       1,000(1)(2)(3)        49,912(5)        3,609

Rafael Quintana
  Executive Vice President--Retail
  Banking of the Bank  ..................   1997     139,166             (1)(2)          17,316(5)        3,474

Bernardo M. Argudin
  Vice President, Chief Financial
  Officer and Director of Bancorp
  and Executive Vice President, Chief
  Financial Officer and Director of
  the Bank ..............................   1997     138,333             (1)(2)          (4)              1,291

----------------
(1) Bonuses will be paid in March 1998 for 1997 performance. The amounts of such individual bonuses have not yet been determined, and will be determined by the Compensation Committee and the Board.
(2) Does not include bonuses of $194,000, $38,000, $23,000, $37,000 and $30,000 paid to Messrs. Bustillo, Garcia, Martinez, Quintana and Argudin, respectively, in March 1997 for 1996 performance.
(3) A bonus was paid to all officers other than executive officers and to all employees in July 1997. The amount paid to Mr. Martinez was $1,000, as he was not an executive officer at that time.
(4) The aggregate amount of perquisites and other personal benefits provided to such Named Executive Officer is less than the lesser of 10% of the total annual salary and bonus of such Named Executive Officer or $50,000.
(5) Represents the amount paid to each of Messrs. Martinez and Quintana to compensate each of them for club initiation fees and annual dues.
(6) Represents the dollar value of premiums paid by the Company for term life insurance.


BANK BONUS POLICY


     Historically, pursuant to the Bank's bonus policy, which has been approved by the Bank's Board of Directors and administered by the Bank's Chief Executive Officer, the Bank has distributed an aggregate of 5 to 6% of the Bank's pre-tax net income, before deduction of the bonus pool, to its executive officers and other employees as bonuses. Historically, employees and executive officers of the Company have received approximately 80% and 20% of the bonus pool, respectively. For the year ended December 31, 1996, approximately $1.6 million was distributed pursuant to the Company's bonus pool.

     Following the consummation of the Offering, bonuses, if any, will be recommended on an annual basis by the Company's Compensation Committee and approved by the Board. See "--Employment Agreements."


EMPLOYMENT AGREEMENTS


     Effective January 1, 1998, the Bank entered into employment agreements with nine senior officers, including each of Oscar Bustillo, Jr., President and Chief Executive Officer, Felix M. Garcia, Executive Vice President and Chief Credit Officer, Fernando J. Martinez, Executive Vice President--Real Estate Lending, Rafael Quintana, Executive Vice President--Retail Banking, and Bernardo M. Argudin, Executive Vice President and Chief Financial Officer. Each of the agreements is for a term to expire on December 31, 2000. Under the terms of the agreements, Messrs. Bustillo, Garcia, Martinez, Quintana and Argudin, are entitled to receive base salaries equal to their base salaries prior to the agreements of $330,000, $150,000, $150,000, $145,000 and $140,000,
respectively, subject to annual review for potential increases. These employment agreements provide that Messrs. Bustillo, Garcia, Martinez, Quintana and Argudin are eligible to receive additional annual incentive compensation based on individual and company performance, as may be awarded by the Compensation Committee and approved by the Board. Pursuant to the employment agreements, the Bank will make lump sum payments to Messrs. Bustillo, Garcia, Martinez, Quintana and Argudin, if there is a change in control of the Bank, and if they do not voluntarily terminate their employment with the Bank for a three month period following consummation of the change in control. Messrs. Bustillo, Garcia and Argudin would each be entitled to an aggregate amount equal to two times the annual base salary he would be entitled to receive under the agreement, plus an aggregate amount equal to two times the incentive compensation received for the fiscal year immediately preceding the change in control. Messrs. Martinez and Quintana would each be entitled to an amount equal to the annual base salary he would be entitled to receive under the agreement, plus an aggregate amount equal to the incentive compensation received for the fiscal year immediately preceding the change in control. The agreements contain confidentiality provisions and prohibit Messrs. Bustillo, Garcia, Martinez, Quintana and Argudin from competing with the Bank during the period of employment, and for a period of one year after voluntary termination of employment.


1998 STOCK OPTION PLAN


     Under the Company's 1998 Stock Option Plan (the "Plan"), effective on January 1, 1998, 1,000,000 shares of Common Stock are reserved for issuance upon exercise of stock options granted under the Plan. The Plan is designed as a means to retain and motivate qualified and competent persons who provide services to the Company and its subsidiaries. The Compensation Committee of the Board of Directors (the "Compensation Committee") will administer and interpret the Plan and the Compensation Committee, subject to final approval by the Board of Directors, is authorized to grant options thereunder to all eligible employees, directors (whether or not also employees of the Company or any of its subsidiaries), consultants and independent contractors of the Company or its subsidiaries. In the event of a change in the Common Stock due to a stock dividend or recapitalization, the Plan provides for appropriate adjustment in the number of shares available for grant under the Plan and the number of shares and the exercise price per share under any option then outstanding under the Plan, so that the same percentage of the Company's issued and outstanding shares shall remain subject to being optioned under the Plan or subject to purchase at the same aggregate exercise price under any such outstanding option, as applicable. Unless otherwise provided in any option, the Compensation Committee, with the Board of Directors' approval, may change the option price and/or number of shares under any outstanding option when, in their discretion, such adjustment becomes appropriate so as to preserve but not increase benefits under the Plan. The aggregate number of shares subject to options granted to any one optionee under the Plan may not exceed 400,000, subject to adjustment as described above.


     The Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code) and nonqualified stock options. No incentive stock options may be granted to a person who is not also an employee of the Company or a subsidiary. Options may generally be granted under the Plan on such terms and at such prices as determined by the Compensation Committee, subject to the approval of the Board of Directors, except that the per share exercise price of any options cannot be less than the fair market value of a share of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may become exercisable after the expiration of ten years from the date of grant and no option granted to an employee of the Company or any subsidiary may vest over a period of less than three years in equal annual increments; however, the Compensation Committee, with the Board of Directors' approval, may accelerate the exercisability or vesting of any option or shares previously acquired by the exercise of any options, and, in the event of a Change in Control (as defined in the Plan), each outstanding option will become immediately fully exercisable. Incentive stock options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company or its subsidiary must have an exercise price of at least 110% of the fair market value of the Common Stock subject to such option on the date of grant and a term of no more than five years. Incentive stock options granted under the Plan are not transferable other than by will or by the laws of descent and distribution. Nonqualified stock options are also not transferable unless the consent of the Compensation Committee is obtained and such transfer does not violate Rule 16b-3 under the Exchange Act. Unless otherwise provided in any option, the option price may be paid by cash, certified or official bank check, personal check if accepted by the Compensation Committee or the Board of Directors, money order, shares of Common Stock, witholding of shares of Common Stock, any cashless exercise procedure approved by the Compensation Committee or the Board of Directors, other consideration deemed appropriate by the Compensation Committee or the Board of Directors or a combination of the above. The Plan also authorizes the Company to make or guarantee loans to optionees to enable them to exercise their options. Such loans must (i) provide for recourse to the optionee, (ii) bear interest at no less than the prime rate of the Bank, (iii) be secured by the shares of Common Stock purchased and (iv) comply with all applicable laws and regulations. The Board of Directors or the Compensation Committee with the approval of the Board has the authority to amend or terminate the Plan or any options, provided that no such action may substantially impair the rights or benefits of the holder of any outstanding option without the consent of such holder, and provided further that certain amendments to the Plan are subject to shareholder approval. Unless terminated sooner, the Plan will continue in effect until all options granted thereunder have expired or been exercised, provided that no options may be granted after December 31, 2007.


OPTION GRANTS AND EXERCISES


     The Company did not grant any options during 1996 or 1997 and no options were exercised in 1996 or 1997. No options are currently outstanding, but upon consummation of the Offering, options to purchase 500,000 shares will be outstanding under the Plan. All of such options will be exercisable for a period of up to ten years at the initial public offering price. Three hundred and eighty thousand of such options are being granted to executive officers and employees of the Company and the Bank and the remaining 120,000 are being granted to directors of the Company and the Bank other than Messrs. Bustillo, Garcia and Argudin. See "--Director Compensation." All of the options granted to executive officers and employees will be incentive stock options to the extent allowed by law and the remainder will be nonqualified stock options. All such options granted to executive officers and employees of the Bank will be exercisable in 20% increments beginning on the second anniversary of the grant. Messrs. Bustillo, Garcia, Martinez, Quintana and Argudin will receive options to purchase 100,000, 50,000, 30,000, 30,000 and 50,000 shares, respectively, vesting in increments as described above. All options granted to directors who have served on the Board of Bancorp or the Bank for at least ten years will be exercisable beginning six months after the date of the grant. The other directors, Mr. Tamayo and Ms. Betancourt, will receive options that will become exercisable on the same schedule as the options granted to executive officers and employees.

PENSION PLAN


     The Bank has a tax-qualified non-contributory defined benefit pension plan covering substantially all full time employees of the Bank, including the Named Executive Officers (the "Pension Plan").


     The following table sets forth the total estimated annual pension benefits payable to a covered participant who retired from service with the Company in 1996 at age 65 and had attained the earnings and years of service classifications specified under the Pension Plan, based upon compensation covered under the pension plan ("covered compensation") and years of service with the Bank credited under the pension plan ("Credited Service"):


                              PENSION PLAN TABLE

 FINAL AVERAGE COMPENSATION                      YEARS OF CREDITED SERVICE
----------------------------   -------------------------------------------------------------
                               15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
                               ----------   ----------   ----------   ----------   ---------
$125,000  ..................     $39,725      $43,174      $46,624      $50,074    $53,524
$150,000  ..................      47,796       51,978       56,160       60,342     64,524
$160,000  ..................      51,025       55,499       59,974       64,449     68,924

     Benefits shown above are computed as a single life annuity and are not subject to any deduction for Social Security or other offset amounts. "Final Average Compensation" is a participant's average annual compensation over the five consecutive years in the most recent ten years yielding the highest average annual compensation. A participant's covered compensation includes all annual compensation reported in the Summary Compensation Table, but is subject to certain limitations on compensation under the Internal Revenue Code.


     Estimated years of credited service for each of the following officers as of December 31, 1997 are as follows: Oscar Bustillo, Jr. - 13 years; Felix M. Garcia - 13 years; Fernando J. Martinez - 13 years; Rafael Quintana - 8 years; and Bernardo M. Argudin - 12 years. Covered compensation for all Named Executive Officers was $160,000 each for the fiscal year ended December 31, 1997, which was the limit of covered compensation in 1997 under applicable law.

                              CERTAIN TRANSACTIONS


     From time to time, the Bank makes loans and extends credit to certain of the Bank's officers, directors, employees and to certain companies affiliated with such persons. In the opinion of the Company, all of such loans and extensions of credit were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons entered into on an arm's length basis. At September 30, 1997, December 31, 1996, 1995 and 1994, an aggregate of $2.6 million, $1.7 million, $2.4 million and $1.4 million, respectively, of loans and extensions of credit were outstanding to the then-existing executive officers and directors of the Company and to certain companies affiliated with such persons.


     In connection with the construction of a headquarters and office building in Coral Gables, Florida, the Bank entered into a contract in April 1995 with a contractor to provide mechanical work for a total initial contract amount of $3.5 million. Members of the family of Jose P. Bared, a director of Bancorp and the Bank, are principals of the contractor. Through September 30, 1997 a total of $4.17 million had been paid by the Bank to the contractor, including change orders to the original contract, $2.5 million of which was paid in 1996 and $1.0 million of which was paid in 1995. This contract was awarded under a sealed bid.


     The Bank has paid fees for courier and pouch support services of $44,000 through September 30, 1997 and $53,000, $24,765 and $32,162 in 1996, 1995 and
1994, respectively, to Filanbanco, S.A., an Ecuadorian bank of which Roberto Isaias is President and a director, William Isaias is Executive Vice President and a director and Estefano Isaias is a director.


     In 1994, the Bank entered into an agreement to acquire a license to customized software to support its teller operations from Infordatos, S.A., an affiliate of Filanbanco, S.A. and Roberto, Estefano and William Isaias. Pursuant to the agreement, the Bank acquired a license for an indefinite period, which would end only with a change in control in ownership of the Bank, for a total license fee of $197,000, and without ongoing license payments. An initial payment of $100,000 was made in 1994 and a final payment of $97,000 was made in 1997 after all custom features were completed.


     In addition to federal law, the Bank's policy as it relates to certain affiliates requires that transactions with its officers, directors or affiliates be on terms no less favorable than those that could be obtained from unrelated third parties. The Company believes that the foregoing transactions were on terms no less favorable than those that could have been obtained from unrelated third parties. Any transactions requiring approval of the Bank's Board of Directors must be approved by a majority of the Bank's disinterested directors. Currently, any such transaction in excess of $25,000, if not otherwise required by law to be approved by the Board of Directors, requires approval of the Bank's Executive Committee, and any such transaction in excess of $75,000 requires approval of the Bank's Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information concerning the beneficial ownership of the Common Stock immediately after giving effect to the Reorganization, and as adjusted to reflect the issuance and sale by Bancorp of 933,270 shares of Common Stock offered by Bancorp in this Offering (assuming no exercise of the Underwriters' over-allotment option) and the sale of 1,066,730 shares of Common Stock by the Selling Shareholders, by (i) each director of Bancorp, (ii) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock of Bancorp, (iii) each of the Named Executive Officers, (iv) each of the Selling Shareholders and (v) all directors of Bancorp and executive officers of the Company as a group.


                                                 SHARES BENEFICIALLY                              SHARES TO BE
                                                        OWNED                                  BENEFICIALLY OWNED
                                                PRIOR TO THE OFFERING                           AFTER OFFERING(2)
                                               -----------------------                     -------------------------
                  NAME(1)                        NUMBER       PERCENT     SHARES OFFERED      NUMBER       PERCENT
                  -------                      ----------    ---------   ---------------   ------------   ----------
Rebank Netherlands Antilles N.V. (2)  ......    12,606,350      62.7%         647,320        11,959,030       56.9%
Roberto Isaias (3)  ........................    13,182,900      65.6           (17)          12,535,580       59.6%
Oscar Bustillo, Jr.(4) .....................        21,902         *               --            21,902          *
Bernardo M. Argudin(5) .....................        20,250         *               --            20,250          *
Felix M. Garcia(6)  ........................        11,600         *               --            11,600          *
Fernando J. Martinez(7)   ..................         8,092         *               --             8,092          *
Rafael Quintana(8)  ........................         7,000         *               --             7,000          *
Jose P. Bared(9) ...........................        58,742         *               --            58,742          *
John H. Blake(10)   ........................         4,412         *               --             4,412          *
Estefano Isaias (11)   .....................    13,180,500      65.6           (17)          12,533,180       59.6%
William Isaias (12) ........................    13,187,605      65.6           (17)          12,540,285       59.6%
Milton H. Lehr(13)  ........................         9,375         *               --             9,375          *
Fernando Tamayo(14) ........................         4,460         *               --             4,460          *
Investors Overseas Limited, Inc.(15)  ......     1,294,640       6.4               --         1,294,640        6.2%
True Flight Investors, Ltd.  ...............     1,080,317       5.4               --         1,080,317        5.1
Miguel and Angela Baduy(16)  ...............       419,410       2.1          419,410                --         --
All directors of Bancorp and executive
  officers of the Company as a group,
  including those listed above
  (14 persons)   ...........................    13,340,205      66.4               --        12,692,885       60.4%


----------------
  *  Less than 1%.
 (1) The address of each of the beneficial owners identified is 2800 Ponce de Leon Boulevard, Coral Gables, Florida 33134.
 (2) Roberto, Estefano and William Isaias are the sole shareholders of Rebank. The shares of Common Stock beneficially owned by the Isaiases through their ownership in Rebank are included in calculating the shares beneficially owned by Roberto, Estefano and William Isaias.

 (3) Includes 12,606,350 shares held by Rebank prior to the Offering and 11,959,030 held after the Offering, 574,150 shares jointly held by Roberto, Estefano and William Isaias and 2,400 shares held by Roberto Isaias individually. Does not include 10,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.


 (4) Includes 19,502 shares owned jointly with his wife, Virginia, and 2,400 shares held individually. Does not include 100,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.

 (5) Includes 14,250 shares held jointly with his wife, Cynthia, and 6,000 shares held by his wife as custodian for their minor children under the Florida Uniform Gifts to Minors Act. Does not include 50,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.
 (6) Includes 500 shares owned jointly with his wife, Diana, and 11,100 shares held individually. Does not include 50,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.
 (7) Does not include 30,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.
 (8) Shares are held in trust by Mr. Quintana for his adult children. Does not include 30,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.
 (9) Includes 54,000 shares held as trustee for his adult children and 4,742 shares held individually. Does not include 10,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.

(10) Does not include 10,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.

(11) Includes 12,606,350 shares held by Rebank prior to the Offering and 11,959,030 held after the Offering, and 574,150 shares jointly held by Roberto, Estefano and William Isaias. Does not include 10,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.
(12) Includes 12,606,350 shares held by Rebank prior to the Offering and 11,959,030 held after the Offering, 574,150 shares jointly held by Roberto, Estefano and William Isaias and 7,105 shares held jointly by William and his wife, Carmen. Does not include 10,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.

(13) Does not include 10,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.
(14) Does not include 10,000 shares of Common Stock subject to options to be granted upon the effectiveness of the Offering, which options will not be exercisable within 60 days from the date hereof.

(15) The Bank has extended loans to Investors Overseas Limited, Inc. and three of its subsidiaries, pursuant to which these companies had outstanding approximately $129,000 at December 31, 1997, $6.9 million at December 31, 1996, and $7.0 million at December 31, 1995. The sole shareholders of Investors Overseas Limited, Inc. are first cousins of Roberto, Estefano and William Isaias.
(16) The Bank has extended two lines of credit in the aggregate amount of $2.3 million to two companies wholly-owned by Miguel Baduy, pursuant to which such companies had outstanding approximately $2.3 million at December 31, 1997, $2.1 million at December 31, 1996 and $2.2 million at December 31, 1995. Additionally, the Company has agreed to indemnify Miguel and Angela Baduy against certain liabilities under the Securities Act of 1933, as amended.
(17) Roberto, Estefano and William Isaias are the sole shareholders of Rebank, which is selling 647,320 shares of Common Stock in this Offering.

                          DESCRIPTION OF CAPITAL STOCK



     Bancorp's authorized capital stock consists of 50 million shares of Common Stock, par value $0.01 per share, and 5 million shares of Preferred Stock, par value $0.01 per share. After giving effect to the Reorganization and upon consummation of the Offering, an aggregate of 21,026,399 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding. The following brief description of Bancorp's capital stock does not purport to be complete and is subject in all respects to applicable Florida law and the provisions of the Company's Articles and Bylaws, which will be in effect prior to the effective date of this Offering. Copies of the Articles and Bylaws are being filed as exhibits to the Registration Statement of which this Prospectus is a part.



COMMON STOCK


     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. A majority of the shares voting is also required for other actions that require the vote of shareholders, except where otherwise required by law. For example, certain corporate actions such as mergers require the approval of a majority of the shares outstanding. Dividends may be paid to holders of Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation or dissolution of Bancorp, holders of Common Stock will be entitled to share ratably in the assets of Bancorp legally available for distribution to shareholders.


     The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by Bancorp.


PREFERRED STOCK


     Although Bancorp has no present plans to issue shares of Preferred Stock, Preferred Stock may be issued from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by Bancorp's Board of Directors. The Board of Directors, without obtaining shareholder approval, could issue the Preferred Stock with voting and/or conversion rights and thereby dilute the voting power and equity of the holders of Common Stock and adversely effect the market price of such stock. The issuance of Preferred Stock could also be used as an antitakeover measure by Bancorp without any further action by the shareholders.


ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW, FEDERAL BANKING LAW AND BANCORP'S ARTICLES AND BYLAWS


     Bancorp is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of such provisions in its Articles of Incorporation or Bylaws. Bancorp is subject to the "affiliated transactions" and "control-share acquisition" provisions of the Florida Business Corporation Act (the "FBCA"). These provisions require, subject to certain exceptions, that an "affiliated transaction" be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an "interested shareholder" or by a majority of disinterested directors and that voting rights be conferred on "control shares" acquired in specified control share acquisitions generally only to the extent conferred by resolution approved by the shareholders, excluding holders of shares defined as "interested shares." These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.


     In addition, certain provisions of the Articles and Bylaws, which will be in effect prior to the effective date of this Offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.


     CLASSIFIED BOARD OF DIRECTORS. Under the Company's Articles and Bylaws, the Board of Directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of the Company's Board of Directors will have the effect of making it more difficult to change the composition of the Board of Directors, because at least two annual meetings of the shareholders would be required to change the control of the Board of Directors rather than one.


     SIZE OF AND VACANCIES ON BOARD OF DIRECTORS. The Articles and Bylaws authorize a majority of the Board of Directors or the shareholders to fill vacant directorships. In addition, the Articles authorize the Board of Directors to increase its size by up to two members between annual meetings. This provision may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors.


     SPECIAL MEETINGS. The Articles and Bylaws provide that special meetings of shareholders may be called only by a majority of the Board of Directors, the Chairman of the Board, the Chief Executive Officer or upon the written demand of the holders of not less than 30% of the votes entitled to be cast at a special meeting.


     ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting; provided, however, that if no annual meeting was held the previous year or the date of the annual meeting has been changed to be more than 30 calendar days earlier than or 60 calendar days after such anniversary, such shareholders' notice to be timely must be so received not more than 90 days prior to nor later than the later of 60 days prior (i) to the annual meeting or (ii) the close of business on the 10th day following the day on which notice of the date of the annual meeting is given to shareholders or made public. The Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.


     AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval (subject to certain limitations under the rules of Nasdaq). If issued, these additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.


     ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF FEDERAL BANKING LAW. Because Bancorp is a bank holding company, any person or entity which acquires 10% or more of any class of its voting stock (5% in the case of a person which is itself a banking holding company) will need prior approval from the FRB under the federal Change in Bank Control Act. Furthermore, any entity which acquires 25% or more of any class of Bancorp's voting stock will likely itself become a bank holding company, subject to the restrictions of, and to regulation by, the FRB under the BHCA. These provisions may restrict the number of shares of Bancorp that any investor may seek to acquire.

LIMITED LIABILITY AND INDEMNIFICATION


     Under the FBCA, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act unless (i) the director breached or failed to perform his duties as a director and (ii) a director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (3) a circumstance under which an unlawful distribution is made, (4) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the FBCA.


     The Articles of Bancorp provide that Bancorp may, to the fullest extent permitted by applicable law, as amended from time to time, indemnify all directors of Bancorp, as well as any officers or employees of Bancorp to whom Bancorp has agreed to grant indemnification. Bancorp has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar of the Common Stock will be American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE



     After the Reorganization and upon consummation of this Offering, Bancorp will have 21,026,399 shares of Common Stock outstanding (21,326,399 shares if the over-allotment option granted to the Underwriters is exercised in full). Of those shares, the 2,000,000 shares sold in this Offering (2,300,000 shares if the over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Securities Act, unless purchased by persons deemed to be "affiliates" (as that term is defined under the Securities Act) of the Company. In the aggregate, including the shares offered hereby, 7,508,528 shares (7,808,528 shares if the over-allotment option granted to the Underwriters is exercised in full) will be freely transferable without restriction or registration under the Securities Act, unless purchased by persons deemed to be "affiliates" of the Company. All of the remaining 13,517,871 shares of Common Stock to be outstanding immediately following the Offering, are held by the controlling shareholders, directors and executive officers of the Company and the shareholders who participated in the Reorganization, and therefore the transfer thereof is restricted in accordance with applicable securities laws ("restricted shares"). Such shares may only be sold in the public market if such shares are registered under the Securities Act or sold in accordance with Rule 144 promulgated under the Securities Act.



     In general, under Rule 144 a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned his shares for one year may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 210,264 shares immediately after this Offering, 213,264 if the over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least two years may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of the Company.


     The Company has reserved an aggregate of 1,000,000 shares of Common Stock for issuance pursuant to the Plan. Options to purchase 500,000 shares of Common Stock will be issued under the Plan upon consummation of this Offering at the initial public offering price per share. The Company intends to register eligible shares of Common Stock issuable upon the exercise of options under the Plan on Form S-8 following this Offering. Subject to restrictions imposed pursuant to the Plan, such eligible shares of Common Stock issued pursuant to the Plan after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not affiliates of the Company. See "Management--1998 Stock Option Plan."



     Prior to this Offering, there has been no trading market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following this Offering could adversely affect the then prevailing market price. Bancorp's and substantially all of the Bank's executive officers, directors, the Selling Shareholders and certain of Bancorp's other existing shareholders are agreeing that they will not sell or otherwise transfer any shares of Common Stock for 180 days after this Offering without the prior written consent of the Representatives, except for bona fide gifts or similar transfers or devises for estate planning, charitable and other related purposes or pursuant to bona fide pledges, in any such case, only to persons who agree to be bound by the foregoing restrictions. A majority of the shares of Common Stock issued and outstanding prior to the offering have been pledged to other financial institutions in connection with loans to shareholders. In addition, the Company may issue its Common Stock to minority shareholders of the Bank in exchange for their shares in the Bank. Such shares could be offered on the same terms and conditions, including for the same consideration, as the shares of Common Stock issued in connection with the Reorganization. See "Risk Factors--Shares Eligible for Future Sale" and "Underwriting."

           CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS


     The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock by a "Non-U.S. Holder" and is included in this Prospectus because a substantial number of "Non-U.S. Holders" hold and are expected to continue to hold Common Stock. For this purpose, a "Non-U.S. Holder" is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust, as those terms are defined in section 7701(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The rules classifying trusts as foreign for U.S. federal income tax purposes have changed recently, and a prospective purchaser of Common Stock that is a trust is urged to consult its tax adviser regarding its classification. This discussion does not address tax consequences to U.S. citizens or residents or domestic corporations, partnerships, estates or trusts. This discussion does not address all aspects of U.S. federal income and estate taxation and does not deal with state, local or foreign tax consequences that may be relevant to a Non-U.S. Holder in light of his particular circumstances. This discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly retroactively. Each prospective purchaser of Common Stock is advised to consult his tax adviser with respect to current and possible future U.S. federal income tax consequences of acquiring, owning and disposing of Common Stock as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.


DIVIDENDS


     A dividend paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of U.S. federal income tax at a 30 percent rate or at a lower rate that may be specified by an applicable income tax treaty. However, a dividend that is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) is not subject to U.S. withholding tax (provided certain certification and disclosure requirements are satisfied) but instead is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any effectively connected dividend received by a foreign corporation will be subject, under certain circumstances, to an additional "branch profits tax" at a 30 percent rate or at a lower rate that may be specified by an applicable income tax treaty. A Non-U.S. Holder of Common Stock who is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess tax withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service ("IRS").


     Under U.S. Treasury regulations in effect for payments made before January 1, 1999, dividends paid to an address outside the United States are presumed to be paid to a resident of that country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under U.S. Treasury regulations that apply to payments made after December 31, 1998, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding of tax, as discussed below) would be required to satisfy certain certification and other requirements.


GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to U.S. federal income tax pursuant to rules applicable to certain U.S. expatriates and prior lawful permanent residents of the United States or (iv) the Company is or, in certain circumstances, has been a "United States real property holding corporation" for U.S. federal income tax purposes.

     An individual Non-U.S. Holder described in clause (i) above will be subject to tax on its net effectively connected gains at regular graduated U.S. federal income tax rates. Gain realized by an individual Non-U.S. Holder described in clause (ii) above, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), will be subject to a 30 percent tax. Gain realized by a Non-U.S. Holder described in clause (i) above that is a foreign corporation will be subject to tax at regular graduated U.S. federal income tax rates and, in addition, under certain circumstances, will be subject to an additional "branch profits tax" at a 30 percent rate or at a lower rate that may be specified by an applicable income tax treaty.


     The Company is not currently and does not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.



FEDERAL ESTATE TAX


     Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in the Non-U.S. Holder's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.


INFORMATION REPORTING AND BACKUP WITHHOLDING


     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that Non-U.S. Holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting the dividends and the tax withheld also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other agreement.


     Under U.S. Treasury regulations in effect for payments made before January 1, 1999, backup withholding of tax generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a United States person). Under Treasury regulations that apply to payments made after December 31, 1998, however, a Non-U.S. Holder will be subject to backup withholding of tax, at the rate of 31 percent, unless applicable certification and other requirements are met.


     Payment of the proceeds of a sale of Common Stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment made outside the United States of the proceeds of a sale of Common Stock by or through a foreign office of a broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (i) the payment is made through an office outside the United States of a broker that, for U.S. federal income tax purposes, is a United States person, a controlled foreign corporation, or a foreign person that derives 50 percent or more of its gross income for a specified period from the conduct of a trade or business in the United States, and (ii) the broker fails to maintain documentary evidence in its records that (a) the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (b) the beneficial owner otherwise is entitled to an exemption.


     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING


     Subject to the terms and conditions of the Purchase Agreement among the Company, the Selling Shareholders and the Representatives, on behalf of the Underwriters, the underwriters named below (the "Underwriters") have severally agreed to purchase from the Company and the Selling Shareholders, the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.


NAME                                       NUMBER OF SHARES
----------------------------------------   -----------------
   Keefe, Bruyette & Woods, Inc.  ......
   CIBC Oppenheimer Corp.   ............
                                              ----------
                                               2,000,000
                                              ==========

     The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all such shares of the Common Stock if any of such shares are purchased. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.


     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $       per share. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $          per share to certain other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.


     Pursuant to the Purchase Agreement, the Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.



     Bancorp's and substantially all of the Bank's executive officers, directors, the Selling Shareholders and certain of Bancorp's other existing shareholders are agreeing that they will not sell or otherwise transfer any shares of Common Stock for a period of 180 days after the Offering without the prior written consent of the Representatives, except for bona fide gifts or similar transfers or devises for estate planning, charitable and other related purposes or pursuant to bona fide pledges, in any such case, only to persons who agree to be bound by the foregoing restrictions. A majority of the shares of Common Stock issued and outstanding prior to the Offering have been pledged to other financial institutions in connection with loans to shareholders. In addition, while the Company intends to consider issuing its Common Stock to minority shareholders of the Bank, representing 76,876, or approximately 0.9%, of the 8,129,171 issued and outstanding shares of the Bank in exchange for their shares in the Bank, it has no definitive plans to make any such exchange. The minority shareholders represent shareholders who did not exchange their shares for Company shares when the Company made an exchange offer to the Bank's shareholders in 1982 or sell or exchange their shares in the Bank thereafter, and the successors of such shareholders. See "Risk Factors--Shares Eligible for Future Sale" and "Shares Eligible for Future Sale."


     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.



     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including, in the case of the Company, liabilities under the Securities Act.



     Until the distribution of the Common Stock is completed, rules of the Commission (as defined herein) may limit the liability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.


     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell a greater aggregate number of shares of Common Stock than is set forth on the cover page of this Prospectus, the Underwriters may reduce the short position by purchasing shares of Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.


     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase Common Stock in the open market to reduce the selling group members' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares of Common Stock as part of the Offering.


     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.


     Neither the Company nor the Representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Representatives make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.




     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in such negotiations were prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other traded companies that the Company and the Representatives of the Underwriters believed to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration has been given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made.


     Application has been made for quotation of the Common Stock on Nasdaq.

                                 LEGAL MATTERS



     The validity of the shares of Common Stock to be issued by the Company will be passed upon by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida. Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Selling Shareholders by Murai Wald Biondo & Moreno P.A. and for the Underwriters by White & Case LLP. Rene V. Murai, who is a shareholder of Murai Wald Biondo & Moreno, P.A., and his family own 13,112 shares of the Common Stock of the Company and 1,138 shares of the Bank, none of which are offered for sale hereunder.



                                    EXPERTS


     The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.


                             AVAILABLE INFORMATION


     The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement. The Registration Statement and other information filed by the Company with the Commission are also available at the Commission's World Wide Web site on the Internet at http:www.sec.gov.


     The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                          PAGE
                                                                                         -----
THE COMPANY'S FINANCIAL STATEMENTS
Report of Independent Certified Public Accountants   .................................   F-2

Consolidated Balance Sheets as of September 30, 1997 (unaudited) and December 31, 1996
 and 1995  ...........................................................................   F-3

Consolidated Statements of Operations for the Nine Months Ended September 30, 1997
 and 1996 (unaudited) and for the Years Ended December 31, 1996, 1995, and 1994 ......   F-4

Consolidated Statements of Changes in Stockholders' Equity
 for the Nine Months Ended September 30, 1997 (unaudited) and for the
 Years Ended December 31, 1996, 1995, and 1994 .......................................   F-5

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1997 and
 1996 (unaudited) and for the Years Ended December 31, 1996, 1995, and 1994  .........   F-6

Notes to Consolidated Financial Statements  ..........................................   F-8

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors and Stockholders of Republic Banking Corporation of Florida


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Republic Banking Corporation of Florida and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of Republic's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP


Miami, Florida
February 21, 1997

                    REPUBLIC BANKING CORPORATION OF FLORIDA

                          CONSOLIDATED BALANCE SHEETS

                            (DOLLARS IN THOUSANDS)

                                                                                    DECEMBER 31,
                                                               SEPTEMBER 30,  ------------------------
                                                                   1997          1996         1995
                                                               -------------- ------------ -----------
                            ASSETS                              (UNAUDITED)
Cash and cash equivalents:
 Non-interest earning  .......................................   $   56,113   $   58,124    $   53,360
 Federal funds sold ..........................................       42,103       71,056        41,054
                                                                 ----------   ----------    ----------
                                                                     98,216      129,180        94,414
Interest earning deposits in other banks .....................          873        5,880        26,246
Held-to-maturity securities (market value of $231,182 at
 September 30, 1997, (unaudited) $163,662 at December 31, 1996
 and $161,781 at December 31, 1995)...........................      229,803      162,310       158,411
Available-for-sale securities   ..............................      155,185      168,894       161,673
Loans receivable, net  .......................................      940,843      962,062       809,679
Premises and equipment, net  .................................       58,166       48,349        34,927
Customers' acceptance liability ..............................        3,842        4,289         6,620
Accrued interest receivable  .................................       11,532       12,159        12,339
Other real estate owned   ....................................        2,043        2,411         3,247
Deferred taxes   .............................................        4,128        3,818         4,125
Other assets  ................................................        4,433        3,424         3,267
Goodwill and other intangibles  ..............................        8,465        9,175        10,020
                                                                 ----------   ----------    ----------
   Total assets  .............................................   $1,517,529   $1,511,951    $1,324,968
                                                                 ==========   ==========    ==========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
 Non-interest bearing  .......................................   $  264,535   $  263,523    $  256,772
 Interest bearing:
  NOW and Money Market .......................................      166,986      183,930       194,459
  Savings  ...................................................      132,269      134,511       132,916
  Time  ......................................................      734,745      738,162       572,177
                                                                 ----------   ----------    ----------
                                                                  1,298,535    1,320,126     1,156,324
Securities sold under repurchase agreements ..................       50,898       28,918        24,002
Other short-term borrowings  .................................       18,985       16,679         4,683
Acceptances outstanding   ....................................        3,842        4,289         6,620
Accrued interest payable  ....................................        2,405        2,427         2,459
Income taxes payable   .......................................          731        1,746         2,386
Other liabilities   ..........................................        3,378        3,803         3,724
                                                                 ----------   ----------    ----------
   Total liabilities   .......................................    1,378,774    1,377,988     1,200,198
                                                                 ----------   ----------    ----------
Commitments and contingencies (Notes 12 and 13)   ............           --           --            --
                                                                 ----------   ----------    ----------
Minority interest in consolidated subsidiary   ...............        9,605        9,270         8,630
                                                                 ----------   ----------    ----------
Stockholders' equity:
 Common stock-authorized 20,000,000 shares of $0.50 par
   value; 18,872,904 shares issued and outstanding in 1997
   and 1996 (15,727,580 shares in 1995)  .....................        9,437        9,437         7,864
 Capital surplus .............................................       77,221       77,221        59,444
 Retained earnings  ..........................................       42,077       37,785        48,530
 Net unrealized gain on available-for-sale securities,
   net of tax ................................................          415          250           302
                                                                 ----------   ----------    ----------
   Total stockholders' equity   ..............................      129,150      124,693       116,140
                                                                 ----------   ----------    ----------
   Total liabilities and stockholders' equity  ...............   $1,517,529   $1,511,951    $1,324,968
                                                                 ==========   ==========    ==========

           The accompanying notes are an integral part of these financial statements.

                    REPUBLIC BANKING CORPORATION OF FLORIDA

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              NINE MONTHS
                                                                 ENDED
                                                             SEPTEMBER 30,                YEARS ENDED DECEMBER 31,
                                                       -------------------------   ---------------------------------------
                                                         1997          1996          1996          1995          1994
                                                       -----------   -----------   -----------   -----------   -----------
                                                              (UNAUDITED)
Interest income:
 Interest and fees on loans ........................    $ 66,933      $59,030       $ 79,897      $ 70,077      $ 54,003
 Investment securities:
  Taxable interest .................................      13,975       13,293         17,893        18,447        16,000
  Tax exempt interest ..............................       1,480        1,363          1,874         2,340         3,844
  Interest on deposits in other banks   ............         175          781            825         1,282           934
 Interest on federal funds sold   ..................       3,323        2,856          3,645         2,910         2,183
                                                        --------      -------       --------      --------      --------
   Total interest income ...........................      85,886       77,323        104,134        95,056        76,964
                                                        --------      -------       --------      --------      --------
Interest expense:
 Deposits ..........................................      35,786       30,399         41,282        37,062        23,630
 Securities sold under repurchase agreements  ......       1,828        1,045          1,512         1,105           530
 Other borrowings  .................................         425          318            455           244           162
                                                        --------      -------       --------      --------      --------
   Total interest expense   ........................      38,039       31,762         43,249        38,411        24,322
                                                        --------      -------       --------      --------      --------
Net interest income   ..............................      47,847       45,561         60,885        56,645        52,642
Provision for loan losses   ........................       3,604        1,778          2,381           890         2,500
                                                        --------      -------       --------      --------      --------
  Net interest income after provision
    for loan losses   ..............................      44,243       43,783         58,504        55,755        50,142
                                                        --------      -------       --------      --------      --------
Non-interest income:
 Service charges on deposit accounts ...............       9,037        9,754         12,960        12,722        12,769
 Other charges, commissions and fees ...............       8,926        8,101         11,270         9,921         7,517
 Gain (loss) on sale of securities   ...............          --            1              1          (185)            3
                                                        --------      -------       --------      --------      --------
                                                          17,963       17,856         24,231        22,458        20,289
                                                        --------      -------       --------      --------      --------
Non-interest expenses:
 Salaries and wages   ..............................      15,870       16,334         21,664        21,638        19,753
 Employee benefits .................................       4,274        4,138          5,111         5,834         5,710
 Occupancy expense .................................       4,379        3,661          4,962         4,661         4,399
 Furniture and equipment expense  ..................       2,034        2,088          2,793         2,375         2,340
 Other real estate owned expense  ..................         236          149            111           478           763
 Other .............................................      13,006       13,975         18,376        15,035        13,491
                                                        --------      -------       --------      --------      --------
                                                          39,799       40,345         53,017        50,021        46,456
                                                        --------      -------       --------      --------      --------
Income before provision for income taxes   .........      22,407       21,294         29,718        28,192        23,975
Provision for income taxes  ........................       7,243        7,468         10,324         9,103         7,687
                                                        --------      -------       --------      --------      --------
 Income before minority interest  ..................      15,164       13,826         19,394        19,089        16,288
Minority interest  .................................      (1,058)        (961)        (1,350)       (1,330)       (1,136)
                                                        --------      -------       --------      --------      --------
  Net income .......................................    $ 14,106      $12,865       $ 18,044      $ 17,759      $ 15,152
                                                        ========      =======       ========      ========      ========
Earnings per common share   ........................    $   0.75      $  0.68       $   0.96      $   0.94      $   0.80
                                                        ========      =======       ========      ========      ========

           The accompanying notes are an integral part of these financial statements.

                    REPUBLIC BANKING CORPORATION OF FLORIDA

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                            (DOLLARS IN THOUSANDS)

                                            COMMON STOCK
                                       ----------------------                            UNREALIZED
                                               SHARES                                  GAIN (LOSS) ON         TOTAL
                                         ISSUED AND    PAR    CAPITAL   RETAINED     AVAILABLE-FOR-SALE   STOCKHOLDERS'
                                        OUTSTANDING   VALUE   SURPLUS   EARNINGS      SECURITIES, NET        EQUITY
                                       ------------- -------- --------- ------------ -------------------- --------------
Balance at January 1, 1994   .........    15,728      $7,864   $59,444   $  28,201        $     --          $ 95,509
Effect of adoption of SFAS 115  ......        --          --        --          --           2,517             2,517
Cash dividend paid on
 January 31, 1994   ..................        --          --        --      (7,864)             --            (7,864)
Net income ...........................        --          --        --      15,152              --            15,152
Net change in unrealized loss on
 available-for-sale securities,
 net of tax   ........................        --          --        --          --          (4,867)           (4,867)
                                          ------      ------   -------   ---------        --------          --------
Balance at December 31, 1994 .........    15,728       7,864    59,444      35,489          (2,350)          100,447
Cash dividend ........................        --          --        --      (4,718)             --            (4,718)
Net income ...........................        --          --        --      17,759              --            17,759
Net change in unrealized loss on
 available-for-sale securities,
 net of tax   ........................        --          --        --          --           2,652             2,652
                                          ------      ------   -------   ---------        --------          --------
Balance at December 31, 1995 .........    15,728       7,864    59,444      48,530             302           116,140
Stock dividend   .....................     3,145       1,573    17,777     (19,350)             --                --
Cash dividend ........................        --          --        --      (9,439)             --            (9,439)
Net income ...........................        --          --        --      18,044              --            18,044
Net change in unrealized gain on
 available-for-sale securities,
 net of tax   ........................        --          --        --          --             (52)              (52)
                                          ------      ------   -------   ---------        --------          --------
Balance at December 31, 1996 .........    18,873       9,437    77,221      37,785             250           124,693
Cash dividend ........................        --          --        --      (9,814)             --            (9,814)
Net income (unaudited) ...............        --          --        --      14,106              --            14,106
Net change in unrealized gain on
 available-for-sale securities,
 net of tax (unaudited)   ............        --          --        --          --             165               165
                                          ------      ------   -------   ---------        --------          --------
Balance at September 30, 1997
 (unaudited)  ........................    18,873      $9,437   $77,221   $  42,077        $    415          $129,150
                                          ======      ======   =======   =========        ========          ========

           The accompanying notes are an integral part of these financial statements.

                    REPUBLIC BANKING CORPORATION OF FLORIDA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (DOLLARS IN THOUSANDS)

                                                       NINE MONTHS
                                                          ENDED
                                                      SEPTEMBER 30,               YEARS ENDED DECEMBER 31,
                                               --------------------------- ---------------------------------------
                                                   1997          1996          1996        1995          1994
                                               -----------   -----------   -----------   --------    -----------
                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income  .................................  $   14,106    $   12,865    $   18,044   $ 17,759     $   15,152
                                                ----------    ----------    ----------   --------     ----------
 Adjustments to reconcile net income to
   net cash provided by operating activities:
  Minority interest in
    consolidated subsidiary ..................       1,058           961         1,350      1,330          1,136
  Depreciation and amortization   ............       1,886         1,405         1,859      1,855          1,686
  Investment (accretion) amortization, net ...        (589)           51          (167)        75          1,942
  Amortization of goodwill and
    other intangibles ........................         710           599           845        709            311
  Provision for loan losses ..................       3,604         1,778         2,381        890          2,500
  Deferred tax provision (benefit)   .........        (421)            3           342       (970)           737
  Other   ....................................        (247)          271         1,192        853            360
  Changes in assets and liabilities, net of
    effect of acquisition:
   Increase (decrease) in unearned
      income .................................      (1,074)         (251)          495        315           (590)
   Decrease (increase) in accrued interest
      receivable   ...........................         627         1,247           180        113         (1,830)
   (Increase) decrease in other assets  ......      (1,009)          107          (923)     1,588         (1,165)
   Decrease in income taxes payable  .........      (1,015)       (1,327)         (642)      (936)          (859)
   (Decrease) increase in accrued
      interest payable   .....................         (22)         (348)          (32)       173            156
   Increase (decrease) in other liabilities           (425)        3,259           729     (1,097)        (2,791)
                                                ----------    ----------    ----------   --------     ----------
    Total adjustments ........................       3,083         7,755         7,609      4,898          1,593
                                                ----------    ----------    ----------   --------     ----------
    Net cash provided by
       operating activities ..................      17,189        20,620        25,653     22,657         16,745
                                                ----------    ----------    ----------   --------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Net decrease (increase) in interest earning
   deposits in other banks  ..................       5,007        25,322        20,366    (14,777)        14,998
 Proceeds from sales or redemptions of
   held-to-maturity securities ...............      35,692        44,496        56,955     58,131         43,575
 Purchase of held-to-maturity securities   ...    (102,824)      (32,862)      (59,159)   (23,999)      (143,509)
 Proceeds from sales or redemptions of
   available-for- sale securities ............      46,749        36,789        67,000     93,025         87,687
 Purchase of available-for-sale securities ...     (32,523)      (75,842)      (75,842)   (52,943)       (68,738)
 Net loan (originations) pay downs   .........      18,639       (89,687)     (155,689)   (95,022)       (29,884)
 Investment in premises and equipment   ......     (11,313)      (12,178)      (16,475)    (8,097)        (1,919)
 Proceeds from sale of other real estate
   owned and other ...........................         275           547         1,388      2,853          2,868
 Net cash and cash equivalents received
   in acquisition  ...........................          --            --            --     12,135             --
                                                ----------    ----------    ----------   --------     ----------
    Net cash used in investing activities  ...     (40,298)     (103,415)     (161,456)   (28,694)       (94,922)
                                                ----------    ----------    ----------   --------     ----------

                                                                     (CONTINUED)

                    REPUBLIC BANKING CORPORATION OF FLORIDA

                            (DOLLARS IN THOUSANDS)

                                                            NINE MONTHS
                                                               ENDED
                                                           SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                                    ---------------------------   --------------------------------------------
                                                         1997            1996          1996           1995           1994
                                                    -------------   -----------   ------------   -------------   -------------
                                                            (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net (decrease) increase in demand deposits,
   NOW, Money Market and savings
   accounts  ....................................    $ (18,174)      $ 13,757      $ (2,183)      $ (46,791)      $ (17,384)
 Net increase (decrease) in time deposits  ......       (3,417)        83,883       165,985          68,269          78,885
 Net increase in securities sold under
   repurchase agreements ........................       21,980         12,160         4,916             611           2,307
 Net increase (decrease) in
   other borrowings   ...........................        2,306         12,269        11,996          (2,174)         (3,164)
 Dividend paid by subsidiary to
   minority interest  ...........................         (736)          (706)         (706)           (352)           (589)
 Dividends paid .................................       (9,814)        (9,439)       (9,439)         (4,718)         (7,864)
                                                     ---------       --------      --------       ---------       ---------
    Net cash provided by (used in)
       financing activities .....................       (7,855)       111,924       170,569          14,845          52,191
                                                     ---------       --------      --------       ---------       ---------
Net increase (decrease) in cash and cash
 equivalents ....................................      (30,964)        29,129        34,766           8,808         (25,986)
Cash and cash equivalents at beginning
 of the period  .................................      129,180         94,414        94,414          85,606         111,592
                                                     ---------       --------      --------       ---------       ---------
Cash and cash equivalents at end
 of the period  .................................    $  98,216       $123,543      $129,180       $  94,414       $  85,606
                                                     =========       ========      ========       =========       =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
  Interest   ....................................    $  38,061       $ 32,110      $ 41,250       $  38,042       $  24,166
                                                     =========       ========      ========       =========       =========
  Income taxes  .................................    $   8,750       $  8,232      $ 10,080       $   8,457       $   7,694
                                                     =========       ========      ========       =========       =========
SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING ACTIVITIES:
 Transfers from loans to other real
   estate owned .................................    $      50       $    407      $    430       $   3,059       $   2,413
                                                     =========       ========      ========       =========       =========
 Transfers from held-to-maturity securities to
   available-for-sale securities  ...............    $      --       $     --      $     --       $  33,024       $      --
                                                     =========       ========      ========       =========       =========

           The accompanying notes are an integral part of these financial statements.

                    REPUBLIC BANKING CORPORATION OF FLORIDA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     The consolidated financial statements of Republic Banking Corporation of Florida (the "Company") include the accounts of the Company and its 93.1% owned subsidiary, Republic National Bank of Miami (the "Bank")(See Note 18). The Bank is a commercial bank with branches located in Miami-Dade and Broward counties, Florida. The accounting and reporting policies of the Company conform to practices within the banking industry and generally accepted accounting principles.


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     The unaudited consolidated financial statements as of and for the nine months ended September 30, 1997 and 1996 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for the interim periods.


     A summary of the Company's more significant accounting and reporting policies applied in the preparation of the accompanying financial statements follows.


PRINCIPLES OF CONSOLIDATION


     All significant intercompany accounts and transactions are eliminated in the consolidation.


INVESTMENT SECURITIES AND DEPOSITS WITH BANKS


     The Company classifies its securities as either held-to-maturity or available-for-sale with distinct accounting treatment for each classification. Investments available-for-sale are reported at fair value, with unrealized net gains and losses, net of the tax effect, reported as a separate component of stockholders' equity. Securities held-to-maturity are recorded at cost, adjusted for amortization of premiums and accretion of discounts.


     Gains and losses on securities sales or redemptions are accounted for by the specific identification method and are included in other operating income when securities are sold.


     Interest earning deposits in other banks mature within one year.


LOANS RECEIVABLE


     Loans are stated at the amount of unpaid principal, reduced by unearned income and allowance for loan losses. Unearned income on installment loans is recognized over the term of the loans. Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest is unlikely. When a loan is placed on non-accrual status, any interest accrued in the current period, but not collected, is reversed against interest income; prior year's

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)


uncollected interest is charged against the allowance for loan losses. Collection of interest while the loan is on non-accrual status is generally recognized on a cash basis unless collection of principal is doubtful, in which case, cash collections are applied to unpaid principal.


     Non-refundable loan origination fees and certain costs associated with the loan origination process are deferred and amortized as an adjustment to the yield of the loans over the term of those loans.


ALLOWANCE FOR LOAN LOSSES


     The allowance for loan losses is an amount that management believes will be adequate to absorb possible loan losses on existing loans that may become uncollectible. The adequacy of the allowance is based on ongoing evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and collateral and current economic conditions that may affect the borrowers' ability to pay.


     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Recoveries on amounts previously charged off are credited to the allowance.


     Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Impairment losses are included in the allowance for loan losses through a charge to the provision. Cash receipts on impaired loans on which collection of principal is doubtful are applied to reduce the principal amount of such loans until the principal has been recovered, and are thereafter recognized as interest income.


OTHER REAL ESTATE OWNED


     Real estate acquired through foreclosure or through deed in lieu of foreclosure is reflected in the financial statements at the lower of cost or estimated net realizable value. Real estate in which the Bank has acquired physical possession but no legal title is also classified as other real estate owned. Upon classification as other real estate, the excess of the unpaid balance of the loans over the fair value of the collateral is charged to the allowance for loan losses. Net expenses of maintaining properties, subsequent writedowns due to changes in market conditions and gains or losses on disposition are included in other operating expenses.


PREMISES AND EQUIPMENT


     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided principally on the straight-line basis over the estimated useful life of each type

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)


of asset, usually 5 to 40 years. Leasehold improvements are amortized over the life of the respective leases or the estimated useful life of the asset, generally between 5 and 40 years, whichever is shorter.


GOODWILL AND OTHER INTANGIBLES


     Intangible assets consist of the excess of cost over the fair value of the net assets of businesses acquired, which excess cost is allocated between goodwill and core deposit premium. Goodwill is amortized on a straight-line basis over fifteen years. Core deposit premiums are amortized over varying useful lives ranging from seven to ten years. At December 31, 1996 and 1995, intangible assets amount to $14,984,000 and $14,840,000, respectively ($14,984,000 at September 30, 1997 (unaudited)). Accumulated amortization of intangible assets was $5,809,000 and $4,820,000 as of December 31, 1996 and 1995, respectively, and $6,519,000 at September 30, 1997 (unaudited).


INCOME TAXES


     The Company uses the asset and liability method of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities utilizing the currently expected tax rate to be applied when the temporary differences reverse. Income tax expense is recognized on the periodic change in the deferred tax asset and liability amounts at the current statutory rates. Changes in the value of deferred tax assets and liabilities resulting from a change in the expected tax rate are recognized in the year when the tax rate change is enacted. The deferred tax asset is reduced by a valuation allowance when, based on all available evidence, it is more likely than not that some portion of the deferred asset will not be realized.


     The Company files consolidated tax returns with its subsidiary.


CASH AND CASH EQUIVALENTS


     For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, demand balances due from banks and other cash equivalents having an initial maturity of three months or less.


EARNINGS PER SHARE


     Earnings per common share have been computed based on the weighted average number of shares outstanding after giving retroactive effect to the 2.5 for 1 stock split (see Note 18) and the 20% common stock dividend in January 1996. The weighted average number of shares was 18,872,904 for all periods for which earnings per share are presented.


NEW ACCOUNTING PRONOUNCEMENTS


     In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and in December 1996, the FASB issued a related Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)


No. 125" (collectively, "Statement No. 125"). Statement No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on a financial components approach that focuses on control. Portions of Statement No. 125 were effective for transactions entered into after December 31, 1996 with the remaining portions effective for transactions entered into after December 31, 1997. The impact of adopting Statement No. 125 has not been nor is it currently expected to be material to the Company's financial position or results of operations.


     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("Statement No. 128"). Statement No. 128 specifies the computation, presentation and disclosure requirements for earnings per share for public companies. It replaces primary earnings per share and fully diluted earnings per share with basic earnings per share and diluted earnings per share and is effective for reporting periods ending after December 15, 1997. For the Company, the computation for basic earnings per share is similar to the primary earnings per share currently presented by the Company. The calculation of diluted earnings per share will first apply to the Company for the financial statements upon the effective date of the Company's 1998 Stock Option Plan and the grant of options thereunder (See Note 18). The impact of adopting Statement No. 128 will depend upon the number of options outstanding under the Plan at any time.


     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("Statement No. 129"). Statement No. 129 continues previous requirements to disclose certain information about an entity's capital structure. The Company currently complies with the disclosure requirements of Statement No. 129.



RECLASSIFICATIONS


     Certain amounts in 1995 and 1994 have been reclassified to conform to the 1996 financial statement presentation.


2. ACQUISITION


     On June 2, 1995, the Company acquired all of the outstanding capital stock of The Plaza Bank of Miami ("Plaza") for approximately $12,850,000 in cash and $1,898,000 in loans retained by the seller. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets and liabilities acquired based on their estimated fair values. Goodwill and core deposit premiums of approximately $7,300,000 and $2,000,000, respectively, representing the excess of cost over the fair value of net assets acquired, were recorded as a result of this transaction. Results of operations of Plaza have been included in the statement of operations since the date of acquisition.

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


2. ACQUISITION--(CONTINUED)


     A summary of the fair values of the net assets acquired is as follows (in thousands):

   Cash   ......................................................    $  5,284
   Federal funds sold ..........................................      19,700
   Investment securities .......................................      30,375
   Loans, net   ................................................      65,408
   Bank premises and equipment .................................       1,384
   Accrued interest receivable .................................       1,064
   Other assets ................................................       1,224
                                                                    --------
                                                                     124,439
                                                                    --------
   Deposits  ...................................................     105,731
   Securities sold under agreements to repurchase   ............       7,975
   Accrued interest payable ....................................         196
   Taxes payable   .............................................       3,300
   Other liabilities  ..........................................       1,820
                                                                    --------
                                                                     119,022
                                                                    --------
   Fair value of net assets acquired ...........................       5,417
   Purchase price  .............................................      14,748
                                                                    --------
   Excess of cost over fair value of net assets acquired  ......    $  9,331
                                                                    ========

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)

3. INVESTMENT SECURITIES


     Carrying amounts and estimated fair values of held-to-maturity securities are summarized as follows (in thousands):

                                                                GROSS UNREALIZED      ESTIMATED
                                               AMORTIZED     ----------------------     FAIR
                                                 COST          GAINS      LOSSES        VALUE
                                               -----------   --------   -----------   ----------
   SEPTEMBER 30, 1997 (UNAUDITED)
   U.S. Treasury securities  ...............     $ 72,445     $  502      $  --       $ 72,947
   Securities of other U.S. agencies and
    corporations ...........................      122,757        195        (62)       122,890
   Securities issued by states and political
    subdivisions ...........................       32,782        744         --         33,526
   Other debt securities  ..................          600         --         --            600
                                                ---------     ------      -----       --------
    Total debt securities ..................      228,584      1,441        (62)       229,963
   Federal Reserve Bank stock   ............        1,219         --         --          1,219
                                                ---------     ------      -----       --------
    Total securities   .....................     $229,803     $1,441      $ (62)      $231,182
                                                =========     ======      =====       ========
   DECEMBER 31, 1996
   U.S. Treasury securities  ...............     $ 85,858     $  952      $ (13)      $ 86,797
   Securities of other U.S. agencies and
    corporations ...........................       38,738         16       (196)        38,558
   Securities issued by states and political
    subdivisions ...........................       35,895        597           (4)      36,488
   Other debt securities  ..................          600         --         --            600
                                                ---------     ------      -------     --------
    Total debt securities ..................      161,091      1,565       (213)       162,443
   Federal Reserve Bank stock   ............        1,219         --         --          1,219
                                                ---------     ------      -------     --------
    Total securities   .....................     $162,310     $1,565      $(213)      $163,662
                                                =========     ======      =======     ========
   DECEMBER 31, 1995
   U.S. Treasury securities  ...............     $ 84,229     $2,550      $  --       $ 86,779
   Securities of other U.S. agencies and
    corporations ...........................       15,998         43       (136)        15,905
   Securities issued by states and political
    subdivisions ...........................       30,909        895        (10)        31,794
   Other debt securities  ..................       26,676         28         --         26,704
                                                ---------     ------      -------     --------
    Total debt securities ..................      157,812      3,516       (146)       161,182
   Federal Reserve Bank stock   ............          599         --         --            599
                                                ---------     ------      -------     --------
    Total securities   .....................     $158,411     $3,516      $(146)      $161,781
                                                =========     ======      =======     ========

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


3. INVESTMENT SECURITIES--(CONTINUED)


Amortized cost and estimated fair values of available-for-sale securities are summarized as follows (in thousands):

                                                                               GROSS UNREALIZED     ESTIMATED
                                                               AMORTIZED     --------------------     FAIR
                                                                 COST          GAINS     LOSSES       VALUE
                                                               -----------   -------   ----------   ----------
   SEPTEMBER 30, 1997 (UNAUDITED)
   U.S. Treasury securities   ..............................     $109,020      $535     $   --      $109,555
   Securities of other U.S. agencies and corporations       .      45,437       263        (70)       45,630
                                                                ---------     -----     ------      --------
    Total securities .......................................     $154,457      $798     $  (70)     $155,185
                                                                =========     =====     ======      ========
   DECEMBER 31, 1996
   U.S. Treasury securities   ..............................     $117,238      $169     $  (23)     $117,384
   Securities of other U.S. agencies and corporations       .      51,218       430       (138)       51,510
                                                                ---------     -----     ------      --------
    Total securities .......................................     $168,456      $599     $ (161)     $168,894
                                                                =========     =====     ======      ========
   DECEMBER 31, 1995
   U.S. Treasury securities   ..............................     $105,867      $293     $ (103)     $106,057
   Securities of other U.S. agencies and corporations       .      55,277       403        (64)       55,616
                                                                ---------     -----     ------      --------
    Total securities .......................................     $161,144      $696     $ (167)     $161,673
                                                                =========     =====     ======      ========

     At December 31, 1996, the scheduled maturity of held-to-maturity and available-for-sale securities was as follows (in thousands):

                                   HELD-TO-MATURITY           AVAILABLE-FOR-SALE
                               -------------------------   ------------------------
                                             ESTIMATED                   ESTIMATED
                               AMORTIZED       FAIR        AMORTIZED       FAIR
                                 COST          VALUE         COST          VALUE
                               -----------   -----------   -----------   ----------
   Within one year .........     $ 55,438      $ 55,763      $ 41,043    $ 41,025
   One to five years  ......       77,447        77,998       120,537     121,003
   Five to ten years  ......        9,242         9,408            --          --
   Over ten years  .........       20,183        20,493         6,876       6,866
                                ---------     ---------     ---------    --------
    Total ..................     $162,310      $163,662      $168,456    $168,894
                                =========     =========     =========    ========

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


3. INVESTMENT SECURITIES--(CONTINUED)


     The following sets forth information concerning sales of available-for-sale securities, for the periods indicated and calls of held-to-maturity securities (in thousands):

                                     FOR THE NINE
                                        MONTHS
                                         ENDED         FOR THE YEAR ENDED DECEMBER
                                     SEPTEMBER 30,                  31,
                                   -----------------   -----------------------------
                                     1997      1996     1996      1995        1994
                                   --------   ------   ------   ---------   --------
                                      (UNAUDITED)
   AVAILABLE-FOR-SALE SECURITIES
   Amortized cost   ............    $5,000     $ --     $ --    $51,889      $22,698
   Proceeds   ..................    $5,000     $ --     $ --    $51,701      $22,701
   Gross realized gains   ......    $   --     $ --     $ --    $    22      $    89
   Gross realized losses  ......    $   --     $ --     $ --    $   210      $    86
   HELD-TO-MATURITY SECURITIES
   Amortized cost   ............    $4,515     $240     $240    $ 9,936      $    --
   Proceeds   ..................    $4,515     $241     $241    $ 9,939      $    --
   Gross realized gains   ......    $   --     $  1     $  1    $     3      $    --
   Gross realized losses  ......    $   --     $ --     $ --    $    --      $    --

     Held-to-maturity securities with an amortized cost of $33,024,000 and market value of $33,131,000 were transferred to the available for sale portfolio on December 19, 1995 in accordance with a one time accounting provision established by the FASB.


     The Company has only limited involvement with derivative financial instruments. The Company has one U.S. government agency security ("inverse floater") with an aggregate cost of $25,000,000 and estimated fair value of $25,187,500, $25,375,000 and $25,187,000, respectively, at September 30, 1997
(unaudited), December 31, 1996 and 1995, respectively. This security, with stated maturity in 1998, is classified as available-for-sale and recorded at its estimated fair value. The interest rate earned by the Company on this security (7.17% at September 30, 1997 (unaudited), 6.37% at December 31, 1996 and 4.85% at December 31, 1995) is calculated as the difference between a stated rate ("cap"), 12.75% at September 30, 1997 (unaudited), 11.75% at December 31, 1996, and 10.75% at December 31, 1995, and the average federal funds rate.


     Securities with an aggregate cost of approximately $92,047,000, $67,344,000 and $72,242,000 at September 30, 1997 (unaudited) and December 31, 1996 and 1995 were pledged as collateral for public depositors or subject to sales under repurchase agreements.

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)

4. LOANS AND ALLOWANCE FOR LOAN LOSSES


     Major classifications of loans are as follows (in thousands):

                                                                                 DECEMBER 31,
                                                         SEPTEMBER 30,    ---------------------------
                                                             1997           1996           1995
                                                         --------------   ------------   ------------
                                                          (UNAUDITED)
   Commercial  .......................................     $ 309,583       $ 309,238      $ 310,873
   Commercial real estate and construction   .........       303,391         264,574        215,844
   International  ....................................        79,794         122,450         71,290
   Residential first mortgages   .....................       150,125         133,005        120,539
   Residential equity lines   ........................        17,698          19,938         17,458
   Installment .......................................        64,884          83,331         85,226
   Overdrafts  .......................................         3,845           3,722          3,349
   Bankers' acceptances ..............................        26,862          41,586            220
                                                           ---------       ---------      ---------
                                                             956,182         977,844        824,799
   Unearned income   .................................        (3,130)         (4,204)        (3,709)
                                                           ---------       ---------      ---------
                                                             953,052         973,640        821,090
   Allowance for loan losses and transfer risk  ......       (12,209)        (11,578)       (11,411)
                                                           ---------       ---------      ---------
    Loans, net .......................................     $ 940,843       $ 962,062      $ 809,679
                                                           =========       =========      =========

     Real estate mortgage loans serviced for others, not included in the above amounts, were approximately $24,300,000 and $29,000,000 in 1996 and 1995, respectively ($21,478,000 at September 30, 1997 (unaudited)).


     The following table sets forth, at the dates indicated, the aggregate amount of the Company's cross-border outstandings, including foreign bonds, due from bank accounts and interest earning deposits with other banks (in thousands).

                                             DECEMBER 31,
                       SEPTEMBER 30,    ----------------------
                           1997           1996         1995
                       --------------   ----------   ---------
                        (UNAUDITED)
   Brazil  .........      $ 32,000      $ 30,000      $ 19,000
   Peru ............        15,000        21,000         8,000
   Ecuador .........        12,000        13,000        13,000
   Guatemala  ......         9,000        11,000        13,000
   Panama  .........         8,000        11,000         4,000
   Colombia   ......         4,000        12,000         8,000
   Other   .........        49,000        70,000        57,000
                          --------      --------      --------
                          $129,000      $168,000      $122,000
                          ========      ========      ========

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


4. LOANS AND ALLOWANCE FOR LOAN LOSSES--(CONTINUED)


     Changes in the allowance for loan losses are as follows (in thousands):

                                                FOR THE NINE MONTHS
                                                       ENDED
                                                   SEPTEMBER 30,             FOR THE YEAR ENDED DECEMBER 31,
                                             -------------------------   ---------------------------------------
                                               1997          1996          1996          1995          1994
                                             -----------   -----------   -----------   -----------   -----------
                                                    (UNAUDITED)
   Balance at beginning of period   ......    $ 11,578      $ 11,411      $ 11,411      $ 11,680      $ 11,563
   Allowance from acquired bank  .........          --            --            --           701            --
   Provision charged to operations  ......       3,604         1,778         2,381           890         2,500
                                              --------      --------      --------      --------      --------
                                                15,182        13,189        13,792        13,271        14,063
                                              --------      --------      --------      --------      --------
   Loans charged-off .....................      (4,030)       (2,238)       (3,241)       (2,583)       (3,293)
   Less recoveries   .....................       1,057           819         1,027           723           910
                                              --------      --------      --------      --------      --------
    Net charge-offs  .....................      (2,973)       (1,419)       (2,214)       (1,860)       (2,383)
                                              --------      --------      --------      --------      --------
   Balance at end of period   ............    $ 12,209      $ 11,770      $ 11,578      $ 11,411      $ 11,680
                                              ========      ========      ========      ========      ========
   Loans not accruing interest at end
    of period  ...........................    $ 14,058      $  1,459      $  1,563      $  4,066      $  4,564
                                              ========      ========      ========      ========      ========

     Had the Company recorded interest on non-accrual loans, interest income on loans would have increased by approximately $226,000, $350,000 and $700,000 in 1996, 1995 and 1994, respectively, and by $237,000 and $256,000 for the nine month periods ended September 30, 1997 and 1996 (unaudited), respectively.


     The following is a summary of impaired loans for the period ended September 30, 1997 and years ended December 31, 1996 and 1995:

                                                                               DECEMBER 31,
                                                           SEPTEMBER 30,    ------------------
                                                               1997          1996       1995
                                                           --------------   --------   -------
                                                            (UNAUDITED)
   Investment in impaired loans ........................       $4,104        $  262    $3,215
   Valuation allowance .................................          991             8       300
   Average recorded investment in impaired loans  ......        1,990         1,229     2,302

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)

5. PREMISES AND EQUIPMENT


     Major classifications of premises and equipment are summarized below (in thousands):

                                                                                     DECEMBER 31,
                                                             SEPTEMBER 30,    ---------------------------
                                                                 1997           1996           1995
                                                             --------------   ------------   ------------
                                                              (UNAUDITED)
   Bank buildings  .......................................     $  44,155       $  13,759      $  14,875
   Leasehold improvements   ..............................         5,308           3,920          3,645
   Leasehold acquisition costs ...........................         1,284           1,228          1,228
   Furniture and equipment  ..............................        19,466          16,894         16,154
   Construction in progress ..............................           108          22,844          8,209
                                                               ---------       ---------      ---------
                                                                  70,321          58,645         44,111
   Less--accumulated depreciation and amortization  ......       (24,030)        (22,184)       (21,092)
                                                               ---------       ---------      ---------
                                                                  46,291          36,461         23,019
   Land   ................................................        11,875          11,888         11,908
                                                               ---------       ---------      ---------
    Net premises and equipment ...........................     $  58,166       $  48,349      $  34,927
                                                               =========       =========      =========

     During 1997, the Bank finalized construction of its new headquarters and office building in Coral Gables, Florida. The Company capitalized interest costs of approximately $773,000 in 1996 and $255,000 in 1995 with respect to this construction project. Capitalized interest for the nine months ended September 30, 1997 and 1996 (unaudited) amounted to $390,000 and $520,000, respectively.


     The Company leases facilities for several branch offices, certain land and equipment under operating leases from unrelated parties. Net rent expense was approximately $2,172,000, $2,064,000 and $1,836,000 for 1996, 1995 and 1994,
respectively, and $1,746,000 and $1,569,000 for the nine months ended September 30, 1997 and 1996 (unaudited), respectively. The minimum rental commitments over the lives of the leases are as follows at December 31, 1996:

YEAR ENDING
DECEMBER 31,                    AMOUNT
------------                    ------
                            (IN THOUSANDS)
       1997  ............       $ 1,982
       1998  ............         1,850
       1999  ............         1,712
       2000  ............         1,071
       2001  ............           640
       Thereafter  ......        14,602
                                -------
        Total   .........       $21,857
                                =======

     Beginning in 1997, the Company leases office space in its office building to unrelated parties. Future minimum lease payments receivable under these leases are as follows (in thousands):

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


5. PREMISES AND EQUIPMENT--(CONTINUED)

YEAR ENDING
DECEMBER 31,                  AMOUNT
------------                  ------
                            (UNAUDITED)
       1997  ............     $   502
       1998  ............       1,300
       1999  ............       1,306
       2000  ............       1,312
       2001  ............       1,318
       Thereafter  ......       6,492
                              -------
        Total   .........     $12,230
                              =======

6. DEPOSITS


     At September 30, 1997 and December 31, 1996 and 1995, time deposits greater than $100,000 totalled $282,195,000 (unaudited), $371,962,000 and
$245,319,000, respectively; the average interest rate on these time deposits was approximately 5.4% (unaudited), 5.3% and 5.3% for the same periods. The majority of time deposits mature within one year. Deposits held from related financial institutions amounted to approximately $12,587,000 (unaudited), $69,018,000 and $7,214,000 at September 30, 1997, December 31, 1996 and 1995,
respectively.


7. SHORT-TERM BORROWINGS


     Securities sold under repurchase agreements are primarily used to accommodate commercial deposit customers. Funds generated are principally placed in money market investments. The following sets forth information concerning repurchase agreements for the periods indicated (in thousands):

                                              AS OF AND FOR THE NINE
                                                   MONTHS ENDED                       AS OF AND FOR THE
                                                   SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                                            ---------------------------   ------------------------------------------
                                             1997           1996           1996           1995           1994
                                            ------------   ------------   ------------   ------------   ------------
                                                    (UNAUDITED)
   Maximum amount of outstanding
    agreements at any month-end during
    the period   ........................    $ 58,088       $ 36,162       $ 42,200       $ 31,256       $ 19,034
   Average amount outstanding during the
    period ..............................      51,168         29,849         32,574         21,449         14,865
   Weighted average interest rate for the
    period ..............................        4.78%          4.68%          4.64%          5.15%          3.60%

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


7. SHORT-TERM BORROWINGS--(CONTINUED)


     Other short term borrowings consist of U.S. Treasury tax and loan notes ("TT&L Notes") and Federal funds purchased. The maximum amount outstanding of TT&L Notes at any month end was $14,457,000 in 1997 (unaudited), $9,900,000 in 1996 and $10,405,000 in 1995. The average balance outstanding was $6,824,000 in 1997 (unaudited), $4,432,000 in 1996 and $4,883,000 in 1995. The average interest rate was 5.61% in 1997 (unaudited), 4.47% in 1996 and 5.00% in 1995. The maximum outstanding Federal funds purchased at any month end was $5,000,000 in 1997 (unaudited) and $12,000,000 in 1996 (none in 1995). The average interest rate was 4.15% in 1997 (unaudited) and 5.26% in 1996.


8. INCOME TAXES


     The components of the provision for income taxes are as follows (in thousands):

                                                FOR THE NINE MONTHS
                                                       ENDED
                                                   SEPTEMBER 30,        FOR THE YEAR ENDED DECEMBER 31,
                                              -----------------------   --------------------------------
                                               1997         1996         1996        1995         1994
                                              ----------   ----------   ---------   ----------   -------
                                                    (UNAUDITED)
   Currently payable
    Federal  ..............................    $6,772       $7,002      $ 9,326      $8,619      $6,193
    State .................................       713          492          656         935         689
   Deferred provision (benefit)   .........      (242)         (26)         342        (451)        805
                                               ------       ------      -------      ------      ------
   Total provision for income taxes  ......    $7,243       $7,468      $10,324      $9,103      $7,687
                                               ======       ======      =======      ======      ======

     A reconciliation of income taxes to statutory rates is as follows (in thousands):

                                         FOR THE NINE MONTHS
                                                ENDED
                                            SEPTEMBER 30,
                              -----------------------------------------
                                      1997                 1996
                              -------------------- --------------------
                              AMOUNT     PERCENT   AMOUNT     PERCENT
                              ---------- --------- ---------- ---------
                                  (UNAUDITED)
Tax at Federal
 statutory rate  ............  $7,842      35%      $7,453      35%
Tax exempt income   .........    (487)     (2)        (444)     (2)
State income tax, less effect
 on Federal tax  ............     474       2          449       2
Other   .....................    (586)     (3)          10      --
                               ------    ----       ------    ----
                               $7,243      32%      $7,468      35%
                               ======    ====       ======    ====

                                              FOR THE YEAR ENDED DECEMBER 31,
                              ---------------------------------------------------------------
                                      1996                  1995                 1994
                              --------------------- -------------------- --------------------
                               AMOUNT     PERCENT   AMOUNT     PERCENT    AMOUNT     PERCENT
                              ----------- --------- ---------- --------- ----------- --------
Tax at Federal
 statutory rate  ............  $10,413      35%      $9,867      35%     $  8,391        35%
Tax exempt income   .........     (653)     (2)        (791)     (3)       (1,329)     (5.5)
State income tax, less effect
 on Federal tax  ............      651       2          661       2           528       2.2
Other   .....................      (87)     --         (634)     (2)           97        .3
                               -------    ----       ------    ----      --------      ----
                               $10,324      35%      $9,103      32%     $  7,687        32%
                               =======    ====       ======    ====      ========      ====

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


8. INCOME TAXES--(CONTINUED)


     The components of the net deferred income tax asset are as follows (in thousands):

                                                                                DECEMBER 31,
                                                            SEPTEMBER 30,    ------------------
                                                                1997          1996       1995
                                                            --------------   --------   -------
                                                             (UNAUDITED)
   Allowance for loan losses  ...........................       $4,323        $4,083    $4,015
   Loan origination fees   ..............................           69           212       555
   Self-insurance reserve  ..............................           76           112       252
   Other real estate losses   ...........................           93            93       426
   Deferred compensation   ..............................           79            96       118
   Other ................................................          917           847       291
                                                                ------        ------    ------
   Gross deferred tax assets  ...........................        5,557         5,443     5,657
                                                                ------        ------    ------
   Depreciation   .......................................          949         1,302     1,185
   Unrealized gain--available-for-sale securities  ......          280           169       204
   Pension  .............................................          122            86        67
   FDIC prepayment   ....................................           --            --        54
   Other ................................................           78            68        22
                                                                ------        ------    ------
   Gross deferred tax liabilities   .....................        1,429         1,625     1,532
                                                                ------        ------    ------
   Net deferred tax asset  ..............................       $4,128        $3,818    $4,125
                                                                ======        ======    ======

     Based on available information, management considers that the net deferred tax asset at December 31, 1996 will be realized; therefore, no valuation allowance has been established.


     Federal income tax returns for the years 1985 through 1988, and 1990 through 1992, are currently being examined. Management believes that income taxes for those years and subsequent years have been adequately provided for.


9. STOCKHOLDERS' EQUITY


     In January 1996, the Company declared a 20% stock dividend to stockholders of record as of December 31, 1995. As a result, 3,145,355 shares (post stock split shares--see Note 18) of common stock were issued.


     Cash dividends paid amounted to $9,439,000 and $4,718,000 in 1996 and 1995, respectively. A cash dividend was declared on January 16, 1997 to shareholders of record on December 31, 1996 and amounted to $9,814,000.


     See also Note 18.


10. PENSION PLAN


     The Bank has a non-contributory defined benefit pension plan covering substantially all full time employees. The plan benefits are based on years of service and the employees highest average

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


10. PENSION PLAN--(CONTINUED)


compensation over a consecutive five year period. Retirement plan expense is computed using the actuarial unit credit method. The Company's funding policy is to contribute no less than the minimum required by ERISA and no more than the maximum allowed by the Internal Revenue Service as a deduction for the year.


     The following table sets forth the plan status as of year end:

                                                                          DECEMBER 31,
                                                                    -------------------------
                                                                     1996          1995
                                                                    -----------   -----------
                                                                         (IN THOUSANDS)
   Actuarial present value of:
    Accumulated benefit obligation including vested benefits of
      $10,744 in 1996 and $9,858 in 1995 ........................    $ 11,306      $ 10,711
                                                                     ========      ========
    Projected benefit obligation   ..............................    $ 14,537      $ 13,743
    Plan assets at fair value   .................................      12,216        11,661
                                                                     --------      --------
    Projected benefit obligation in excess of plan assets  ......       2,321         2,082
    Unrecognized prior service cost   ...........................         768           623
    Unrecognized net transition liability   .....................        (171)         (205)
    Unrecognized net actuarial loss   ...........................      (3,142)       (2,675)
                                                                     --------      --------
      Net prepaid pension cost  .................................    $   (224)     $   (175)
                                                                     ========      ========

     Computational assumptions in determining the projected benefit obligation were as follows:

                                                     1996     1995
                                                     ------   -----
   Weighted average discount rate  ...............   7.5%     7.0%
   Rate of increase in compensation levels  ......   4.0%     4.0%

     Components of pension cost included in employee benefits were as follows:

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                             -----------------------
                                                              1996         1995
                                                             ----------   ----------
                                                                 (IN THOUSANDS)
   Service cost-benefits earned during the period   ......    $1,262      $ 1,294
   Interest cost on projected benefit obligation .........       944          918
   Amortization of unrecognized prior service cost  ......       (82)         (62)
   Actual return on plan assets   ........................      (428)      (1,127)
   Other amortization ....................................       199          189
   Deferred net asset (loss) gain ........................      (551)         348
                                                              ------      -------
   Net periodic pension cost   ...........................    $1,344      $ 1,560
                                                              ======      =======

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


10. PENSION PLAN--(CONTINUED)


     Computational assumptions used in determining net periodic pension cost were as follows:

                                                                      1996         1995
                                                                    ----------   ---------
   Weighted average discount rate  ..............................     7.0%         8.0%
   Rate of increase in compensation levels  .....................     4.0%         5.0%
   Expected long term rate of return on plan assets  ............     8.5%         8.5%
   Amortization period on unrecognized prior service cost  ......   11 years     11 years

11. REGULATORY MATTERS


     The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1996, approximately $25,100,000 ($28,000,000 at September 30, 1997 (unaudited)) of retained earnings were available for dividend declaration without prior regulatory approval.


     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.


     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.


     As of December 31, 1996, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk based, Tier I risk based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.


     The Bank's capital amounts and ratios are presented in the following table (dollars in thousands).

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


11. REGULATORY MATTERS--(CONTINUED)

                                                                                          TO BE WELL
                                                                   REQUIRED FOR       CAPITALIZED UNDER
                                                                      CAPITAL         PROMPT CORRECTIVE
                                                ACTUAL           ADEQUACY PURPOSES    ACTION PROVISIONS
                                         --------------------   -------------------   ------------------
                                          AMOUNT      RATIO      AMOUNT     RATIO      AMOUNT     RATIO
                                         ----------   -------   ---------   -------   ---------   ------
 As of September 30, 1997 (Unaudited)
    Total capital ratio   ............   $141,321     15.4%     $73,449      8.0%     $91,811     10.0%
                                         ========     ====      =======      ===      =======     ====
    Tier I capital ratio  ............    129,844     14.1       36,724      4.0       55,086      6.0
                                         ========     ====      =======      ===      =======     ====
    Tier I leverage ratio ............    129,844      8.5       45,731      3.0       76,218      5.0
                                         ========     ====      =======      ===      =======     ====
   As of December 31, 1996
    Total capital ratio   ............    135,136     15.7       68,989      8.0       86,236     10.0
                                         ========     ====      =======      ===      =======     ====
    Tier I capital ratio  ............    124,356     14.4       34,494      4.0       51,742      6.0
                                         ========     ====      =======      ===      =======     ====
    Tier I leverage ratio ............    124,356      8.5       43,832      3.0       73,042      5.0
                                         ========     ====      =======      ===      =======     ====
   As of December 31, 1995
    Total capital ratio   ............    124,694     15.0       66,593      8.0       83,242     10.0
                                         ========     ====      =======      ===      =======     ====
    Tier I capital ratio  ............    114,277     13.8       33,296      4.0       49,945      6.0
                                         ========     ====      =======      ===      =======     ====
    Tier I leverage ratio ............    114,277      8.8       39,076      3.0       65,127      5.0
                                         ========     ====      =======      ===      =======     ====

12. CONTINGENCIES


     The Company maintains a self-funded medical reimbursement plan covering employees and their eligible dependents. Employees contribute towards a portion of the cost of dependent coverage. The plan covers reimbursement of eligible medical and dental expenses up to $1,000,000 over the life of the eligible participant. The Company maintains an insurance policy that limits loss per specific participant per year to $100,000. In addition, the Company maintains a policy that limits the aggregate loss within a plan year to a variable amount based on the number of participants in the plan. At December 31, 1996, this aggregate annual stop loss level was approximately $2,700,000. The Company had accrued approximately $493,000, $593,000 and $835,000 at September 30, 1997 (unaudited) and December 31, 1996 and 1995 for estimated claims which were incurred as of those dates but not yet paid.


     The Bank is a defendant in several legal actions arising from its normal business activities. Legal counsel and management believe that the ultimate liability, if any, resulting from these legal actions will not materially affect the Company's financial position or results of operations.


13. OFF-BALANCE SHEET RISK


     In the normal course of business, the Bank engages in off-balance sheet activities in order to meet the financial needs of its customers. These activities include commitments to extend credit, commercial letters of credit, standby letters of credit and guarantees.

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


13. OFF-BALANCE SHEET RISK--(CONTINUED)


     These instruments carry credit and market risks and are managed in accordance with the Company's credit and country risk policies. The maximum credit risk from failure of a counterparty to perform may be in excess of amounts, if any, reflected on the balance sheet. Collateral required in accordance with the approval of specific transactions may consist of cash, real estate or other consideration, and may mitigate this exposure.


     The maximum potential credit loss from commitments to extend credit, commercial letters of credit and standby letters of credit is represented by the contractual amount of the commitment. The measurement of the risk associated with these transactions must be evaluated in conjunction with failure of the counterparty to perform.


     A summary of the Bank's contractual or notional amounts for off-balance sheet activities as of September 30, 1997 (unaudited) and December 31, 1996 is summarized below (in thousands):

                                                SEPTEMBER 30,     DECEMBER 31,
CREDIT ACTIVITIES                                   1997              1996
-----------------                               -------------     ------------
                                                 (UNAUDITED)
   Unused commercial lines of credit   ......      $193,050         $158,029
   Other commitments to extend credit  ......        90,462           86,505
   Standby letters of credit  ...............        14,681            9,840
   Commercial letters of credit  ............        27,535           24,333
                                                   --------         --------
                                                   $325,728         $278,707
                                                   ========         ========

     Of the outstanding standby letters of credit, approximately $3,900,000 are secured by cash collateral at December 31, 1996 and $6,397,000 at September 30, 1997.


14. CONCENTRATIONS OF CREDIT RISK


     While maintaining a diversified portfolio, the Company is dependent on the economic conditions affecting the Miami-Dade County, Florida market and that of Central and South America, its primary source of international lending activity. The investment and loan portfolio credit risk concentration distribution is as described in Notes 3 and 4, respectively.


     Diversification is managed through asset/liability management policies with limitations for exposures to individual debtor entities and for country risk exposure.


15. RELATED PARTY TRANSACTIONS


     In its normal course of business, the Bank lends to directors, officers, employees and their related interests. Loans outstanding to executive officers, directors, principal stockholders or their related interests were approximately $1,766,000 and $2,412,000 at December 31, 1996 and 1995, respectively
($2,558,000 at September 30, 1997 (unaudited)). In connection with the construction of its new headquarters and office building (see Note 5), the Company entered into a contract with a mechanical

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


15. RELATED PARTY TRANSACTIONS--(CONTINUED)


contractor, the owners of which are related to a member of the Board of Directors, to provide mechanical work. The total contract amount is approximately $4,166,000. Approximately $602,000 (unaudited), $2,555,000 and $1,009,000 were paid during the period ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively, in connection with this contract.


16. FAIR VALUE OF FINANCIAL INSTRUMENTS


     The following disclosure of the estimated fair value of financial instruments have been estimated by the Company using available market information for marketable instruments and appropriate valuation methodologies for other instruments. However, considerable judgment and subjectivity is necessarily required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                     DECEMBER 31, 1996          DECEMBER 31, 1995
                                                 -------------------------   ------------------------
                                                 CARRYING      ESTIMATED     CARRYING      ESTIMATED
                                                  AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                                 ----------   ------------   ----------   -----------
                                                                    (IN THOUSANDS)
   Assets:
    Cash and cash equivalents  ...............   $129,180       $129,180     $94,414        $ 94,414
    Marketable certificates of deposit  ......      5,880          5,880      26,246          26,266
    Marketable securities   ..................    331,204        332,556     320,084         323,452
    Performing loans  ........................    972,077        970,511     817,024         823,185
   Liabilities:
    Time deposits  ...........................    738,162        739,544     572,177         574,613
    Other deposits ...........................    581,964        581,964     584,147         584,147
    Securities sold under repurchase
      agreements   ...........................     28,918         28,918      24,002          24,002
    Other short term borrowings   ............     16,679         16,679       4,683           4,683

     The fair value of loans is estimated based on present values using applicable discount factors based on the current rates of interest charged by the Company for similar transactions. For this purpose loans have been aggregated into major categories based on pricing characteristics. No adjustment was made to the discount factors for changes in the credit quality of loans. Management believes that the risk factor embedded in the discount rates along with the portion of the allowance for possible loan losses applicable to the performing loans results in a fair valuation of the performing loan portfolio. The fair value of non-accrual loans with a recorded book value of $1,563,000 in 1996 and $4,066,000 in 1995 was not estimated because it is not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such loans.


     The fair value of investments is based on quoted market values. See Note 3--Investment Securities.


     The fair value of time deposits is estimated based on present values using discount factors based on the current rate of interest paid for deposits of similar maturity. All other categories of deposits, which

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


16. FAIR VALUE OF FINANCIAL INSTRUMENTS--(CONTINUED)


have no stated maturities, are shown at their face value. Management estimates that these core deposits would have a market value discount. This is attributable to the estimated cost savings from the low cost of such deposits over their estimated life, discounted using an alternative cost of funds rate. Management has not assessed the core deposit value of its total core deposit base. A core deposit premium has been paid by the Company in the acquisition of core deposits from other institutions. The net value of this core deposit premium is $2,081,000 in 1996 and $2,532,000 in 1995.


     Borrowings consist of overnight and short-term debt instruments with original maturities of ninety days or less. These borrowings are shown at face value which approximate fair value.


     Standby letters of credit and other commitments to extend credit are of a short term nature and reflective of the current fee structure of the Company in providing these services. The face value of these instruments is considered reflective of fair value and is disclosed in Note 13--Off-Balance Sheet Risk.


     The fair values presented herein are based on pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ from the amounts presented herein.

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)

17. REPUBLIC BANKING CORPORATION OF FLORIDA


     The following summarizes the major categories of the Company's (parent company only) financial statements (in thousands):


                  CONDENSED STATEMENTS OF FINANCIAL CONDITION


                                                                                     DECEMBER 31,
                                                               SEPTEMBER 30,    ----------------------
                                                                   1997           1996         1995
                                                               --------------   ----------   ---------
                                                                (UNAUDITED)
Assets:
 Cash ......................................................      $    169      $    161      $    421
 Investment in the Bank ....................................       128,593       124,120       115,545
 Excess of cost over net assets of subsidiaries, net  ......           383           410           446
 Other assets  .............................................             5             2             8
                                                                  --------      --------      --------
   Total assets   ..........................................      $129,150      $124,693      $116,420
                                                                  ========      ========      ========
Liabilities ................................................      $     --      $     --      $    280
                                                                  --------      --------      --------
Stockholders' equity:
 Common stock  .............................................         9,437         9,437         7,864
 Paid-in capital  ..........................................        77,221        77,221        59,444
 Retained earnings   .......................................        42,077        37,785        48,530
 Net unrealized gains on securities available-for-sale,
   net of taxes   ..........................................           415           250           302
                                                                  --------      --------      --------
   Total stockholders' equity ..............................       129,150       124,693       116,140
                                                                  --------      --------      --------
   Total liabilities and stockholders' equity   ............      $129,150      $124,693      $116,420
                                                                  ========      ========      ========

                      CONDENSED STATEMENTS OF OPERATIONS

                                                          FOR THE NINE MONTHS
                                                                 ENDED
                                                             SEPTEMBER 30,             FOR THE YEAR ENDED DECEMBER 31,
                                                       -------------------------   ----------------------------------------
                                                         1997          1996          1996           1995           1994
                                                       ------------   ----------   ------------   ------------   ----------
                                                              (UNAUDITED)
Dividend from subsidiary ...........................     $9,833        $ 9,455       $9,455         $4,728        $ 7,879
Interest income ....................................          6              6            9              7              4
Equity in undistributed earnings of the Bank  ......      4,309          3,436        8,627         13,076          7,328
Operating expenses .................................        (47)           (32)         (49)           (57)           (69)
                                                         ------        -------       ------         ------        -------
Income before income taxes  ........................     14,101         12,865       18,042         17,754         15,142
 Income tax expense (benefit)  .....................           (5)          --             (2)            (5)         (10)
                                                         ---------     -------       ---------      ---------     -------
   Net income   ....................................     $14,106       $12,865       $18,044        $17,759       $15,152
                                                         ========      =======       ========       ========      =======

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


17. REPUBLIC BANKING CORPORATION OF FLORIDA--(CONTINUED)


                       CONDENSED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)



                                                         FOR THE NINE MONTHS
                                                                ENDED
                                                            SEPTEMBER 30,             FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------   ----------------------------------------
                                                         1997          1996          1996           1995          1994
                                                      -----------   -----------   -----------   ------------   -----------
                                                             (UNAUDITED)
Cash flow from operating activities:
 Net income .......................................    $ 14,106      $ 12,865      $ 18,044      $  17,759      $ 15,152
 Less: Equity in undistributed earnings of
   the Bank .......................................      (4,309)       (3,436)       (8,627)       (13,076)       (7,328)
 Other   ..........................................          25           123          (239)           320          (135)
                                                       --------      --------      --------      ---------      --------
  Net cash provided by operating activities  ......       9,822         9,552         9,178          5,003         7,689
                                                       --------      --------      --------      ---------      --------
Cash flow used in financing activities:
  Cash dividends paid   ...........................      (9,814)       (9,439)       (9,439)        (4,718)       (7,864)
                                                       --------      --------      --------      ---------      --------
 Decrease (increase) in cash and
   cash equivalents  ..............................           8           113          (261)           285          (175)
 Cash and cash equivalents at beginning
   of year  .......................................         161           422           422            137           312
                                                       --------      --------      --------      ---------      --------
 Cash and cash equivalents at end of year .........    $    169      $    535      $    161      $     422      $    137
                                                       ========      ========      ========      =========      ========

18. SUBSEQUENT EVENTS (UNAUDITED)


     The Company declared a 2.5 for 1 stock split which became effective in January 1998. The accompanying financial statements have been restated to reflect the effect of the stock split on all share amounts and earnings per share for all periods presented.


     In November 1997, the Company exchanged 1,220,225 shares (post stock-split) of common stock of the Company for the same number of shares of common stock from a limited number of minority shareholders of the Bank's common stock. The difference between the estimated fair value of the shares of the Company given in exchange valued at approximately $12,812,000 and the book value of the minority interest acquired, amounting to approximately $8,391,000, will be recorded as goodwill in the Company's financial statements, at the transaction's effective date, and amortized over 20 years.


     The Company has approved (i) an increase in the number of authorized shares of common stock from 20,000,000 shares to 50,000,000 shares and (ii) an amendment to its articles of incorporation to effect a change in the par value of its common stock outstanding from $0.50 per share, post stock split to $0.01 per share.


     The Company is adopting the 1998 Stock Option Plan ("the Plan"). This Plan provides for incentive stock option grants to certain officers and employees of the Company and non-qualified options to directors, officers and employees. Options may only be granted at or above the fair market

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


18. SUBSEQUENT EVENTS (UNAUDITED)--(CONTINUED)


value of the stock at the date of grant. The Board's Compensation Committee will grant options only upon approval by the Board of Directors. The maximum term of the Plan is ten years and will become effective January 1, 1998. The maximum number of shares authorized to be granted under this Plan is 1,000,000 shares (post stock-split). No options are currently outstanding, but upon consummation of the Company's initial public offering, options to purchase 500,000 shares will be outstanding under the Plan.


     The unaudited pro forma condensed consolidated statements of operations and balance sheets of the Company for the periods ended, and at, September 30, 1997 and December 31, 1996, after giving effect to the exchange transaction (post stock-split) described in the preceding paragraph, as if that transaction had taken place on September 30, 1997 for pro forma balance sheet and on January 1, 1996 for pro forma income statements, is presented below:



           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996
                                   UNAUDITED


                                                          1997              1996
                                                          ----              ----
                                                            (IN THOUSANDS,
                                                          EXCEPT PER SHARE)
Income before provision for income taxes .........    $    22,238     $    29,492
Provision for income taxes   .....................          7,243          10,324
                                                      -----------     -----------
Income before minority interest ..................         14,995          19,168
Minority interest   ..............................            144             184
                                                      -----------     -----------
Net income .......................................    $    14,851     $    18,984
                                                      ===========     ===========
Earnings per common share ........................    $      0.74     $      0.94
                                                      ===========     ===========
Weighted average common shares outstanding  ......     20,093,129      20,093,129

                    REPUBLIC BANKING CORPORATION OF FLORIDA

            DECEMBER 31, 1996, 1995 AND 1994 AND FOR THE NINE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


18. SUBSEQUENT EVENTS (UNAUDITED)--(CONTINUED)


                                   * * * * *




       PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                               SEPTEMBER 30, 1997
                                   UNAUDITED

                                                                          1997
                                                                     ---------------
                                                                     (IN THOUSANDS)
Assets
 Cash and cash equivalents .......................................     $   98,216
 Investments and interest earnings deposits in other banks  ......        385,861
 Loans receivable, net  ..........................................        940,843
 Other assets  ...................................................         84,144
 Goodwill and other intangibles  .................................         12,980
                                                                       ----------
                                                                       $1,522,044
                                                                       ==========
Liabilities and Stockholders' Equity
 Deposits   ......................................................     $1,298,535
 Other liabilities   .............................................         80,239
                                                                       ----------
                                                                        1,378,774
Minority interest ................................................          1,281
Stockholders' equity .............................................        141,989
                                                                       ----------
                                                                       $1,522,044
                                                                       ==========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                      -----------------------------------
                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary  ........................        3
Summary Consolidated Financial Data   ......        7
Risk Factors  ..............................        9
The Company   ..............................       18
Recent Developments ........................       25
Use of Proceeds  ...........................       25
Dividend Policy  ...........................       26
Capitalization   ...........................       27
Selected Consolidated Financial Data  ......       28
Management's Discussion and Analysis
   of Financial Condition and
   Results of Operations  ..................       30
Regulation .................................       66
Management .................................       73
Certain Transactions   .....................       82
Principal and Selling Shareholders .........       83
Description of Capital Stock ...............       85
Shares Eligible for Future Sale ............       88
Certain United States Tax Consequences
   to Non-U.S. Holders .....................       89
Underwriting  ..............................       91
Legal Matters ..............................       93
Experts ....................................       93
Available Information  .....................       93
Index to Consolidated Financial
   Statements ..............................      F-1

                      -----------------------------------
       UNTIL     , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
================================================================================



                               2,000,000 SHARES



                               REPUBLIC BANKING
                             CORPORATION OF FLORIDA



                                 COMMON STOCK



                      -----------------------------------

                                   PROSPECTUS

                      -----------------------------------



                         KEEFE, BRUYETTE & WOODS, INC.



                                CIBC OPPENHEIMER



                                        , 1998



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     Estimated expenses (other than underwriting discounts and commissions) of the sale of the shares of Common Stock are as follows:

   SEC registration fee .....................    $         10,856
   NASD filing fee   ........................               4,180
   Nasdaq National Market listing fee  ......              50,000
   Legal fees and expenses ..................              300,000/dagger/
   Blue Sky fees and expenses ...............              10,000
   Accounting fees and expenses  ............             250,000/dagger/
   Printing and engraving expenses  .........             125,000/dagger/
   Transfer agent and registrar fees   ......               5,000/dagger/
   Miscellaneous fees and expenses  .........              44,964/dagger/
                                                       ----------
     Total  .................................            $800,000/dagger/
                                                       ==========

----------------
/dagger/ Estimated.


     The Company intends to pay all expenses of registration, issuance and distribution, excluding underwriters' discounts and commissions, with respect to the shares being sold by the Selling Shareholders.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.



     The Registrant has authority under the FBCA to indemnify its directors and officers to the extent provided in such statute. The Registrant's Articles provide that the Registrant may indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The Company has also entered into an agreement with each of its directors and certain of its officers, in the form attached to this Registration Statement as
Exhibit 10.1, wherein it has agreed to indemnify each of them.


     The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws or state or Federal environmental laws.


     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought from the Registrant, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification from the Registrant by any officer or director.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     In November 1997, the Registrant took action to reorganize its capital structure (the "Reorganization") by issuing to 13 existing shareholders of the Bank other than Bancorp an aggregate of 488,091 shares of Common Stock (pre-Stock Split; 1,220,225 shares post-Stock Split) for 488,091 shares of common stock in the Bank (or one share of Common Stock for each share of common stock in the Bank) and no cash consideration. No other shares of capital stock have been issued by the Company in the last five years other than pursuant to a stock dividend in January 1996.


     The aforementioned issuances and sales were made in reliance upon the exemption from the registration provisions of the Securities Act afforded by
Section 4(2) thereof and/or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the securities may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements. The Company will place stop transfer instructions with its transfer agent with respect to all such securities.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     (a) The following documents are filed as exhibits to this Registration
Statement:


EXHIBIT                                            DESCRIPTION
-------                                            -----------
  1.1       Form of Underwriting Agreement.***
 3.1        Form of Amended and Restated Articles of Incorporation of the Company.***
 3.2        Form of Amended and Restated Bylaws of the Company.***
 4.1        See Exhibits 3.1 and 3.2 for provisions in the Company's Amended and Restated Articles of
            Incorporation and Amended and Restated Bylaws defining the rights of holders of the
            Company's Common Stock.***
 5.1        Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. with respect to the legality of the Common Stock being issued.***
10.1        Form of Indemnification Agreement between the Company and each of its directors and certain officers.***
10.2        Form of 1998 Stock Option Plan***
10.3        Bank Software License and Development Agreement between Republic National Bank of
            Miami, Filanbanco, S.A. and Infordatos, S.A. dated February 12, 1994.***
10.4        Construction Agreement between Republic National Bank of Miami and The Bared
            Construction Company of Miami dated August 10, 1995.***
10.5        Agreement between Republic National Bank of Miami and Kirchman Corporation dated
            November 7, 1997.***
10.6        Employment Agreement dated as of January 1, 1998 by and between Republic National Bank of Miami and Oscar Bustillo, Jr.***
10.7        Employment Agreement dated as of January 1, 1998 by and between Republic National Bank of Miami and Felix M. Garcia.***
10.8        Employment Agreement dated as of January 1, 1998 by and between Republic National Bank of Miami and Rafael Quintana.***
10.9        Employment Agreement dated as of January 1, 1998 by and between Republic National Bank of Miami and Fernando J. Martinez.***
10.19       Employment Agreement dated as of January 1, 1998 by and between Republic National Bank of Miami and Bernardo M. Argudin.***
10.20       Form of Agreement between the Company and Miguel and Angela Baduy.*
21.1        List of subsidiaries of the Company.***
23.1        Consent of Price Waterhouse LLP.*
23.2        Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. (included in its opinion filed as Exhibit 5.1 hereto).***

EXHIBIT                                            DESCRIPTION
-------                                            -----------
  24.1      Powers of Attorney of Directors and Executive Officers (included on the Signature Page of this Registration Statement).***
  27.1      Financial Data Schedule as of and for the year ended December 31, 1995.***
  27.2      Financial Data Schedule as of and for the year ended December 31, 1996.***
  27.3      Financial Data Schedule as of and for the nine months ended September 30, 1997.***

----------------
  * Filed herewith.
 ** To be filed by amendment.
*** Previously filed.


     (b) The following financial statement schedules have been filed with this Registration Statement: None.


ITEM 17. UNDERTAKINGS


     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.


     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     (c) The undersigned Registrant hereby undertakes that:


       (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


       (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on this 10th day of February, 1998.




                                 REPUBLIC BANKING CORPORATION OF FLORIDA



                                 By: /s/ BERNARDO M. ARGUDIN
                                     ------------------------------------------
                                     Bernardo M. Argudin
                                     Vice President and Chief Financial Officer
                                     and Principal Accounting Officer and
                                     Director


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 has been signed by the following persons in the capacities and on the dates indicated.



            SIGNATURES               TITLE                                  DATE
            ----------               -----                                  ----
/s/ ROBERTO ISAIAS*                  Chairman of the Board           February 10, 1998
---------------------------------
ROBERTO ISAIAS

/s/ OSCAR BUSTILLO, JR.*             Chief Executive Officer,        February 10, 1998
----------------------------------    President and Director
OSCAR BUSTILLO, JR.

/s/ BERNARDO M. ARGUDIN              Vice President and              February 10, 1998
----------------------------------    Chief Financial Officer and
BERNARDO M. ARGUDIN                   Principal Accounting Officer
                                      and Director

/s/ JOSE P. BARED*                   Director                        February 10, 1998
----------------------------------
JOSE P. BARED

/s/ JOHN H. BLAKE*                   Director                        February 10, 1998
----------------------------------
JOHN H. BLAKE

/s/ ESTEFANO ISAIAS*                 Director                        February 10, 1998
----------------------------------
ESTEFANO ISAIAS

/s/ WILLIAM ISAIAS*                  Director                        February 10, 1998
----------------------------------
WILLIAM ISAIAS

/s/ MILTON H. LEHR*                  Director                        February 10, 1998
----------------------------------
MILTON H. LEHR

/s/ FERNANDO TAMAYO*                 Director                        February 10, 1998
----------------------------------
FERNANDO TAMAYO


*By: /s/ BERNARDO M. ARGUDIN
----------------------------------
BERNARDO M. ARGUDIN
Attorney-in-Fact

                                 EXHIBIT INDEX




                                                 SEQUENTIAL
EXHIBIT                                            PAGE
  NO.                  DESCRIPTION                NUMBER
-------                -----------               ----------
  10.20     Form of Agreement between the Company and Miguel and Angela Baduy.
  23.1      Consent of Price Waterhouse LLP.